UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2018

Commission File Number: 001-38303

WPP plc

(Translation of registrant's name into English)

---

27 Farm Street, London W1J 5RJ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), WPP plc and its subsidiaries (the "Company") may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned "Risk Factors" in the Company's Form 20-F for the year ended 31 December 2017, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP Annual Report and Accounts 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: 11 May 2018.

By: /s/ Paul W.G. Richardson
Paul W.G. Richardson
Group Finance Director

WPP

Annual Report & Accounts 2017

















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This year, our Annual Report takes its visual cue from commissioned work created especially for us by illustrator Christopher Corr. The brief was simple. Convey in images the global creative strength that distinguishes WPP – with its unrivalled repertory of talent, a global team of 203,000 people, possessing between them every skill required to launch, defend, reimagine and expand clients' businesses. More information on the artist, see inside back cover.

Contents

The fast read

Who we are

WPP is the world leader in communications services.



	Advertising	Media Investment Management	Data Investment Management	Public Relations & Public Affairs	Brand Consulting	Health & Wellness	Specialist Communications (including digital, direct and interactive)
Client Teams							
Country and Regional Managers							
Digital transformation, ecommerce and shopper							
Production management							
Shared services							

Our mission

Partners for growth

WPP has one simple purpose: to create growth for our clients.

We believe in data-driven insight and the transformative power of technology. Even more than that, we believe in the application of human intelligence, vision and creativity to the task of solving business problems.

That's why we've assembled a global powerhouse of talent, with every capability required to understand and reach audiences, build brands, sell products and services, and prepare organisations for the future.

As a worldwide team, we have the scale, flexibility and speed to deploy those skills where and when they are most needed, and to deliver the most effective and efficient growth solutions for our partners.

Where we work

203,000
people
(including associates)

3,000
offices

112
countries

The Group works with **369** of the Fortune Global 500, all **30** of the Dow Jones 30, and **71** of the NASDAQ 100. Some **913** clients are served in three disciplines. **629** are served in four disciplines; these clients account for over **53%** of Group revenues. The Group also works with **477** clients in six or more countries.

Industry recognition



Cannes International Festival of Creativity
Holding Company of the Year
2011, 2012, 2013, 2014, 2015, 2016, 2017



Effie Global Effectiveness Index
Most Effective Holding Company of the Year
2012, 2013, 2014, 2015, 2016, 2017



WARC 100
World's Top Holding Company
2015, 2016, 2017

Our 4 strategic priorities in 2017

Horizontality

Advance horizontality by harnessing the Group's collective capabilities for the maximum benefit of clients.



New markets

Increase share of revenues from faster-developing markets to 40-45%.



New media

Increase share of revenues from new media to 40-45%.



Technology, data & content

Maintain share of more measurable marketing services at 50% of revenues.



Our global brands

AKQA
Burson Cohn & Wolfe
Finsbury
Geometry Global
Grey
GroupM:
    Essence
    MediaCom
    Mindshare
    Wavemaker
    Xaxis
GTB
Hill+Knowlton Strategies
Hogarth
J. Walter Thompson
Kantar
Landor
Ogilvy
Superunion
tenthavenue
VML
WPP Health & Wellness
Wunderman
Y&R

How we're doing

Billings*
£55,563m
Reported +0.6%
Constant -3.9%

Headline PBIT*
£2,267m
Reported +4.9%
Constant +1.5%

Headline PBT*
£2,093m
Reported +5.4%
Constant +1.9%

Reported diluted EPS*
142.4p
Reported +31.9%
Constant +26.9%

Revenue
£15,265m
Reported +6.1%
Constant +1.6%

Revenue less pass-through costs margin*
17.3%
Reported -0.1[1]
Constant 0.0[1]

Reported PBT
£2,109m
Reported +11.6%
Constant +7.7%

Dividends per share
60.0p
Reported +6.0%
Constant +6.0%

Revenue less pass-through costs*
£13,140m
Reported +6.0%
Constant +1.4%

Reported PBIT
£2,022m
Reported -4.3%
Constant -7.5%

Headline diluted EPS*
120.4p
Reported +6.4%
Constant +2.7%

(% change from 2016 in reported and constant currency)
* Refer to financial summary on page 11 for additional information.
[1] Margin points.

Training investment
£44.9m

Social contribution
£49.4m

Reduction in carbon footprint per £m revenue since 2006
67%

Women Non-Executive Directors
33%

Women company directors and executive leaders
35%

Women senior managers
49%

Women total employees
54%

Who we are. And why.

No company in the world has a greater or more varied repertory of talent.

203,000 people work for WPP companies. Between them, they offer more than 80 distinct skills on which our clients can draw.

They can do figures and they can do fantasy. They can learn from the past to make sense of the future. They can buy time and space with a heavyweight's efficiency and they can fill that time and space with a storyteller's delicacy.

No two clients are alike, so the task of client management is both complex and simple. You need first to understand each client's needs: in depth and in detail. And then you need to know which of those 80-something skills – working in harmony and ignoring traditional divisions – will best meet those needs.

The management skill lies in the tailored application of talent to task. Because it disdains the vertical silos that can deter liberated collaboration, we call it horizontality. ●





5

What we do



Advertising

Media Investment Management

Data Investment Management

Client Teams

Country and Regional Managers

Digital transformation, ecommerce and shopper

Production management

Shared services



Public Relations
& Public Affairs

Brand
Consulting

Health
& Wellness

Specialist
Communications
(including digital,
direct and interactive)

Where we are

WPP companies operate in 112 countries. Here we show the Group's strength in the faster-growing markets of the world as well as some of our key mature markets.*



Germany
$1.3bn
8,000

UK
$2.9bn
17,000

USA
$7.0bn
25,000

France
$700m
4,500

Spain
$2.1bn
9,000

Mexico
$200m
2,400

Colombia
$80m
1,900

Brazil
$500m
7,000

Nigeria
$10m
150

Argentina
$600m
8,000

South Africa
$450m
28,000**

*Top 10, BRIC, Next 11 (the Group has no operations in Iran), CIVETS and MIST. See definitions on page 17.

**Includes fieldforce of 25,000.



Revenues denote the collective figure for all WPP companies (including associates) in a given country and are reported at 2017 constant currency rates.

People denotes the number of people employed by WPP companies (including associates) in a given country.

As at 31 December 2017.

Russia
$170m
2,000

Turkey
$120m
1,400

Greater China
$1.4bn
13,000

South Korea
$300m
1,400

Japan
$600m
4,000

Pakistan
$40m
1,800

Bangladesh
$11m
450

Vietnam
$100m
1,300

Philippines
$90m
1,200

Egypt
$20m
600

India
$600m
19,000

East Africa
$50m
1,600

Indonesia
$100m
1,700

Australia & New Zealand
$800m
4,400

9





How we're doing

Financial summary

	2017	2016	Change %
Billings[1]	£55,563m	£55,245m	+0.6
Revenue	£15,265m	£14,389m	+6.1
Revenue less pass-through costs[1,2]	£13,140m	£12,398m	+6.0
Headline EBITDA[3]	£2,534m	£2,420m	+4.7
Headline operating profit[3]	£2,154m	£2,095m	+2.8
Reported operating profit	£1,908m	£2,063m	-7.5
Headline PBIT[3]	£2,267m	£2,160m	+4.9
Revenue less pass-through costs margin[3]	17.3%	17.4%	-0.1*
Reported PBIT	£2,022m	£2,113m	-4.3
Headline PBT[3]	£2,093m	£1,986m	+5.4
Reported PBT	£2,109m	£1,891m	+11.6
Headline earnings[3]	£1,537m	£1,468m	+4.7
Reported earnings	£1,817m	£1,400m	+29.7
Headline diluted earnings per share[3,4]	120.4p	113.2p	+6.4
Reported diluted earnings per share[4]	142.4p	108.0p	+31.9
Ordinary dividend per share	60.0p	56.6p	+6.0
Ordinary dividend per ADR[5]	$3.87	$3.83	+1.0
Net debt at year-end	£4,483m	£4,131m	+8.5
Average net debt[6]	£5,143m	£4,340m	+18.5
Ordinary share price at year-end	1,341.0p	1,816.0p	-26.2
ADR price at year-end	$90.56	$110.66	-18.2
Market capitalisation at year-end	£17,030m	£23,260m	-26.8

At 24 April 2018	
Ordinary share price	1,116.5p
ADR price	$77.68
Market capitalisation	£14,136m

The financial statements have been prepared under International Financial Reporting Standards (IFRS).

1 Billings and revenue less pass-through costs are defined on pages 171 and 172.

2 The Group has changed the description of 'net sales' to 'revenue less pass-through costs' based on the upcoming adoption of new accounting standards and recently issued regulatory guidance and observations. There has been no change in the way that this measure is calculated.

3 The calculation of 'headline' measurements of performance (including headline EBITDA, headline operating profit, headline PBIT, revenue less pass-through costs margin, headline PBT and headline earnings) is set out in note 31 of the financial statements.

4 Earnings per share is calculated in note 9 of the financial statements.

5 One American Depositary Receipt (ADR) represents five ordinary shares. These figures have been translated for convenience purposes only using the Consolidated income statement exchange rates shown on page 122. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

6 Average net debt is defined on page 171.

* Margin points.

Financial summary



Revenue £m

11,019 11,529 12,235 14,389 **15,265**

13 14 15 16 17

15,265m

Reported revenue was up 6.1% at £15,265 million. On a constant currency basis, revenue was up 1.6% and, on a like-for-like basis, revenue was down 0.3%.



Revenue less pass-through costs¹ £m

10,076 10,065 10,524 12,398 **13,140**

13 14 15 16 17

13,140m

Reported revenue less pass-through costs was up 6.0% at £13,140 million. On a constant currency basis, revenue less pass-through costs was up 1.4% and, on a like-for-like basis, revenue less pass-through costs was down 0.9%.



Headline PBIT² £m

● Revenue less pass-through costs margin² %

1,662 1,681 1,774 2,160 **2,267**

13 14 15 16 17

2,267m

Headline PBIT was up 4.9% to £2,267 million. Revenue less pass-through costs margin was down 0.1 margin points (flat on a like-for-like basis) but still an industry-leading 17.3%.



Headline EBITDA² £m

1,896 1,910 2,002 2,420 **2,534**

13 14 15 16 17

2,534m

Headline EBITDA (headline earnings before interest, taxation, depreciation and amortisation) rose by 4.7% (1.2% in constant currencies).



Return on equity³ %

● Weighted average cost of capital (WACC)

14.4 15.0 16.3 16.2 **16.9**

13 14 15 16 17

16.9%

Return on equity was up significantly at 16.9% in 2017, versus a weighted average cost of capital of 6.3% in 2017, down from 2016.



Headline diluted earnings per share² p

● Dividends per share p

80.8 84.9 93.6 113.2 **120.4**

13 14 15 16 17

120.4p

Headline diluted earnings per share were up 6.4% to 120.4p. Dividends were up 6.0% to 60.0p per share, giving a payout ratio of 50%, in line with target.

1 Previously referred to as net sales.
2 The calculation of 'headline' measurements of performance (including headline EBITDA, headline PBIT, revenue less pass-through costs margin and headline earnings) is shown in note 31 of the financial statements.
3 Return on equity is headline diluted earnings per share divided by equity share owners' funds per share.

Average net debt £m



● Average net debt to headline EBITDA[1] ratio

5,143m

Average net debt was up at £5,143 million in 2017. The average net debt to headline EBITDA ratio at 2.0 times is at the top end of the Group's target range of 1.5-2.0 times.

Debt maturity[2] £m



The weighted average maturity of the Group's bonds is 9.5 years, with a weighted average interest rate of 3.0%.

Revenue by geography £m



● North America
● UK
● Western Continental Europe
● Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

In 2017, 30% of the Group's revenue came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe.

Revenue by sector £m



● Advertising and Media Investment Management
● Data Investment Management
● Public Relations & Public Affairs
● Brand Consulting, Health & Wellness and Specialist Communications

Advertising and Media Investment Management was the strongest performing sector overall, with constant currency revenue up 5.1% in 2017.

Total social contribution £m



● Charitable contributions
● Pro bono
● Free media space

The value of our social investment (pro bono work and charitable donations) increased by 5%, and was the equivalent of 1.0% of our reported profit before tax.

Carbon intensity 2006-2017 Tonnes of CO_2e



● Headcount intensity (left scale)
● Revenue intensity (right scale)
● Target headcount intensity

In 2017, we reduced our carbon footprint per £million revenue by 13%, and by 67% compared with 2006.

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1 The calculation of headline EBITDA is set out in note 31 of the financial statements.
2 Includes corporate bonds and bank loans payable at par value, excluding any redemption premium due, by due date.

Strategic report to share owners*

Dear share owner

At WPP's Preliminary Results announcement on 1 March 2018, following a disappointing year in terms of financial performance, the executive team outlined an acceleration of the Company's strategy. Like-for-like growth and operating margins were flat in 2017, and operating profits were flat or up marginally – reflecting pressure on marketing budgets and the impact of structural changes in the market, especially technological disruption.

The accelerated strategy focused on the following areas:

- First, strengthening client coordination across the Group. This includes handing greater responsibility and authority to the leaders of our 51 Global Client Teams, who account for a third of our revenue and oversee client relationships across WPP.
- Second, boosting the roles of our Country and Regional Managers, to ensure our offer is fully integrated at a national and regional level. Recent Country and Regional Manager appointments include Karen Blackett OBE in the UK, Mathieu Morgenzstern in France and Sergio Amado in Brazil.
- Third, developing key capabilities into cross-Group offers, covering digital transformation, digital marketing, digital production and shopper marketing. We recently announced, for example, that Hogarth, the world's leading production services company, which is now wholly owned by WPP, will become our global production management platform. This is an area in which, by consolidating all our production capabilities under one banner, we can offer significant benefits to our clients and our own companies.
- Fourth, introducing further sharing of functions, systems and platforms across the Group, spanning IT, talent, finance, procurement and property to deliver greater efficiency for WPP and clients.
- And, finally, revising senior executives' incentives across our companies to align them more closely with Group performance.

Following the departure of Sir Martin Sorrell from the Company, the Board has appointed Mark Read and Andrew Scott as joint Chief Operating Officers – reporting to and supported by Roberto Quarta, who assumes the role of Executive Chairman until the appointment of a new Group Chief Executive.

In addition to running the business on a day-to-day basis, Mark and Andrew, together with Group Finance Director Paul Richardson, are empowered by the Board to take forward the Company's strategy, with a mandate to act decisively and to bring their own perspective to the task.

> **WPP will get even closer to our clients to better understand and meet their needs and to help them grow in a world of disruption**

At the time of writing it is too early to provide full details of the future strategy. Its principles, though, are that WPP will get even closer to our clients to better understand and meet their needs and to help them grow in a world of disruption; we will get closer to technology partners like Adobe, Facebook, Google, Microsoft and others; we will ensure our structure and offer make it as simple as possible for clients to access our services across the Group; and we will put data, technology and creativity at the heart of what we do.

We will make details of the plan public as appropriate during the course of the year.

Although your Company has faced challenges in recent months, we begin this new phase from a position of market leadership and with total confidence in the enduring value of what we offer to clients.

WPP remains well positioned to capitalise on the opportunities ahead, to the benefit of all our stakeholders.

Financial performance

- **Reported billings** were £55.6 billion, up 0.6% and down almost 4% in constant currencies.
- **Revenue** was up over 6% to £15.3 billion and up well over 1% in constant currencies compared with last year, the difference to the reportable number reflecting the weakness of the pound sterling against most currencies, particularly in the first half of the year.
- **Revenue less pass-through costs** was up 6% and well over 1% in constant currencies.

- **Headline PBIT** was up almost 5% to £2.267 billion and up well over 1% in constant currencies, again reflecting currency tailwinds in the full year.
- **Revenue less pass-through costs margin** was down 0.1 margin points, but still at a leading industry margin of 17.3% and flat in constant currency and like-for-like, in line with the revised target guidance after quarter three.
- **Reported profit before interest and tax** was down over 4% to £2.022 billion from £2.113 billion, down over 7% in constant currencies.
- **Reported profit after tax** rose by over 27% (almost 23% in constant currencies) to £1.912 billion.
- **Headline EBITDA** increased by almost 5% to £2.534 billion, up over 1% in constant currencies.
- **Headline profit before tax** was up over 5% to £2.093 billion and reported profit before tax was up almost 12% to £2.109 billion.
- **Diluted headline earnings per share** rose by over 6% to 120.4p (an all-time high) and diluted reported earnings per share were up almost 32% to 142.4p.
- **Return on equity** was up significantly to 16.9% in 2017 compared with 16.2% in 2016, versus a lower weighted average cost of capital of 6.3% in 2017 compared with 6.4% in 2016.
- **Dividends** increased by 6% to 60.0p, a new high. This represents a dividend payout ratio of 50% of headline diluted earnings per share in 2017, the same as 2016 and in line with the targeted dividend payout ratio of 50%.
- **Free cash flow** amounted to well over £1.5 billion in 2017. This free cash flow was absorbed by £0.2 billion of net cash acquisition payments and investments, £0.5 billion of share buy-backs and £0.8 billion of dividends, a total outflow of £1.5 billion. This resulted in a net cash inflow of £55 million, before any changes in working capital.
- **Average net debt** was £5.1 billion in 2017, compared to £4.6 billion in 2016, at 2017 exchange rates, and net debt at 31 December 2017 was £4.5 billion, against £4.1 billion at 31 December 2016, primarily reflecting the movement in working capital and provisions of £532 million. This trend has continued in the first two months of 2018, with average net debt of £4.6 billion against £4.2 billion for the same period in 2017, at 2018 exchange rates.
- **Average net debt to headline EBITDA** ratio was at 2.0 times, at the top-end of the Group's target range of 1.5-2.0 times. Our long-term debt is currently rated Baa2 and BBB and our short-term debt P2 and A2, by Moody's and Standard & Poor's respectively.

- **Equity market capitalisation** at the time of writing of approximately £14.1 billion, meaning the total enterprise value of your Company is approximately £19.5 billion, a multiple of 7.7 times 2017 headline EBITDA.

Revenue growth impacted by currency tailwinds

Our reported revenue growth for the year was 6.1%, and on a constant currency basis, which excludes the impact of currency movements, revenue was up 1.6%. This difference of 4.5% reflects the weakness of the pound sterling against most currencies, particularly in the first half of the year, with some strengthening in the second half.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was down 0.3%, with revenue less pass-through costs down 0.9%. In the fourth quarter, like-for-like revenue was up 1.2%, the strongest quarter of the year. Like-for-like revenue less pass-through costs growth was weaker than revenue growth, down 1.3% in the fourth quarter.

As outlined in previous years, due to the increasing scale of digital media purchases within the Group's Media Investment Management businesses and of data collection costs in Data Investment Management, revenue less pass-through costs are, in our view, a helpful reflection of top-line growth. As a result of changes in reporting standards effective 1 January 2018, in relation to revenue recognition, standardised reporting of revenue less pass-through costs will probably become more common in our industry.



2017 revenue growth £bn

* This strategic report to share owners should be read in conjunction with pages 81-111. The Group's KPIs are set out on page 32 and discussed in further detail in this report.

This strategic report includes figures and ratios that are not readily available from the financial statements. Management believes that these non-GAAP measures, including constant currency and like-for-like growth, and headline profit measures, are both useful and necessary to better understand the Group's results. Where required, details of how these have been arrived at are shown in the notes of the financial statements.

Geographic performance

Constant currency[1] revenue growth by geography %

Region	Year	Value
North America	17	0.3
	16	3.9
UK	17	6.4
	16	5.0
Western Continental Europe	17	1.6
	16	8.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	17	1.1
	16	11.9

Constant currency[1] revenue less pass-through costs growth by geography %

Region	Year	Value
North America	17	-0.4
	16	4.8
UK	17	6.0
	16	5.5
Western Continental Europe	17	1.9
	16	7.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	17	1.6
	16	11.8

Revenue less pass-through costs margin[2] by geography %

Region	Year	Value
North America	17	19.5
	16	19.4
UK	17	16.6
	16	16.5
Western Continental Europe	17	14.4
	16	14.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	17	16.7
	16	17.2

1 See definition on page 171.
2 The calculation of revenue less pass-through costs margin is set out in note 31 of the financial statements.
3 Percentage change at constant currency exchange rates.
4 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals.

Revenue growth in all regions

Constant currency revenue grew in all regions, led by strong growth in the UK and growth in Western Continental Europe and Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe. Constant currency revenue less pass-through costs grew in all regions, except North America, with especially strong growth in the UK. North America and the UK performed well in the fourth quarter, both recording their strongest quarterly growth of the year, with Western Continental Europe and Latin America weaker. Asia Pacific improved over the first and third quarter, with Africa & Middle East down similar to the first nine months.

North America

	2017 £m	Reported	% change Constant currency[3]	Like-for-like[4]
Revenue	5,547	5.0%	0.3%	-2.3%
Revenue less-pass through costs	4,799	4.2%	-0.4%	-3.2%

Constant currency revenue was up over 4% in the final quarter and like-for-like up well over 1%, the strongest quarter of the year, reflecting strong growth in Media Investment Management, Brand Consulting and parts of the Group's direct, digital and interactive operations, including ecommerce and shopper marketing. On a full-year basis, constant currency revenue was up 0.3%, with like-for-like down just over 2%. Constant currency revenue less pass-through costs showed a similar pattern.

UK

	2017 £m	Reported	% change Constant currency	Like-for-like
Revenue	1,986	6.4%	6.4%	4.9%
Revenue less-pass through costs	1,684	6.0%	6.0%	4.8%

Constant currency revenue was up over 11% in the final quarter and like-for-like up well over 8%, the strongest quarter of the year. Media Investment Management, direct, digital and interactive and Public Relations & Public Affairs were particularly strong with Data Investment Management, Health & Wellness and the Group's

Specialist Communications businesses also up. On a full-year basis, constant currency revenue was up strongly at well over 6%, with like-for-like up almost 5%, with the second half significantly stronger than the first half, driven by new business wins in the Group's direct, digital and interactive businesses. Full-year revenue less pass-through costs were up 6% in constant currency, with like-for-like up almost 5%.

Western Continental Europe

| | 2017 £m | % change | | |
		Reported	Constant currency	Like-for-like
Revenue	3,160	7.4%	1.6%	-0.3%
Revenue less-pass through costs	2,616	7.9%	1.9%	0.0%

Constant currency revenue was up well over 1% in the final quarter, partly the result of acquisitions, with like-for-like revenue down over 1%, reflecting volatility in political and macro-economic conditions. Revenue less pass-through costs followed a similar pattern, up almost 2% in constant currency, but down 0.8% like-for-like. For the year, Western Continental Europe constant currency revenue grew well over 1% with like-for-like down 0.3%. Revenue less pass-through costs growth was slightly stronger, up almost 2% in constant currency and flat like-for-like. Austria, Belgium, Denmark, Finland, Netherlands and Turkey showed growth in the final quarter, but Germany, Greece, Ireland, Italy and Switzerland were tougher.

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

| | 2017 £m | % change | | |
		Reported	Constant currency	Like-for-like
Revenue	4,572	6.4%	1.1%	0.0%
Revenue less-pass through costs	4,041	6.9%	1.6%	-0.8%

On a constant currency basis, revenue was down 1% in the fourth quarter and down 0.1% like-for-like, largely as a result of stronger comparatives in the fourth quarter of 2016, when constant currency revenue was up almost 12% and like-for-like revenue up almost 4%, the strongest quarter of the year. In the fourth quarter, Latin America,

2017 revenue by geography %



● North America	36
● UK	13
● Western Continental Europe	21
● Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	30

2017 revenue by geography versus peers $bn



● Rest of World[5]
● Western Europe (including UK)
● North America

WPP[1] Omnicom[1,3] Publicis[1,2,3] IPG[1,4] Dentsu[6]

1 WPP: reportable US$s per WPP results. Omnicom, IPG and Publicis: company presentations for 2017 with assumed non-Euro countries in Europe are 3% of revenue.
2 FX. Publicis assumes $1 = €0.9232 based on the average exchange rates for 2017.
3 Omnicom and Publicis Central & Eastern Europe based on analyst estimates.
4 IPG assumes Canada is 1.5% of revenue.
5 Rest of World: Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
6 Dentsu based on disclosed pro-forma group revenue splits against 2017 actual reported revenue.

despite almost 4% growth, was weaker than the first nine months with Central & Eastern Europe also tougher. The Next 11[1] and CIVETS[2] grew in the fourth quarter, with the MIST[3] more difficult. Constant currency revenue less pass-through costs growth in the region was similar to revenue growth, with like-for-like revenue less pass-through costs growth for the region, as a whole, down 0.8%.

In 2017, 30% of the Group's revenue came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, up marginally from 2016. With revenue less pass-through costs, the increase was slightly more, up to almost 31% in 2017.

1 Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey and Vietnam (the Group has no operations in Iran).
2 Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa.
3 Mexico, Indonesia, South Korea and Turkey.

Sector performance

Constant currency[1] revenue growth by sector %

Advertising and Media Investment Management	17	5.1
	16	7.7
Data Investment Management	17	-3.6
	16	0.4
Public Relations & Public Affairs	17	1.7
	16	5.0
Brand Consulting, Health & Wellness and Specialist Communications	17	-0.9
	16	11.8

Constant currency[1] revenue less pass-through costs growth by sector %

Advertising and Media Investment Management	17	3.6
	16	6.5
Data Investment Management	17	-1.9
	16	3.2
Public Relations & Public Affairs	17	1.0
	16	4.7
Brand Consulting, Health & Wellness and Specialist Communications	17	0.3
	16	11.8

Revenue less pass-through costs margin[2] by sector %

Advertising and Media Investment Management	17	19.0
	16	19.0
Data Investment Management	17	17.1
	16	17.6
Public Relations & Public Affairs	17	16.1
	16	16.7
Brand Consulting, Health & Wellness and Specialist Communications	17	15.3
	16	15.4

[1] See definition on page 171.
[2] The calculation of revenue less pass-through costs margin is set out in note 31 of the financial statements.
[3] Percentage change at constant currency exchange rates.
[4] Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals.

Advertising and Media Investment Management

	2017 £m	Reported	% change Constant currency[3]	Like-for-like[4]
Revenue	7,180	9.7%	5.1%	-0.1%
Revenue less pass-through costs	5,852	8.1%	3.6%	-2.3%

This was the strongest performing sector overall, with constant currency revenue up over 5% in 2017, up well over 5% in quarter four. On a like-for-like basis, revenue was up almost 2% in quarter four but down 0.1% for the year. Media Investment Management showed strong like-for-like revenue growth in all regions except Western Continental Europe and the Middle East in quarter four, with particularly strong growth in North America, the UK, Asia Pacific and Latin America. The Group's Advertising businesses remained difficult, particularly in North America.

The strong revenue and revenue less pass-through costs growth across most of the Group's Media Investment Management businesses, offset by slower growth in the Group's Advertising businesses in most regions, resulted in the combined reported operating margin of this sector flat with last year at 19.0%, up 0.2 margin points in constant currency.

In 2017, J. Walter Thompson, Ogilvy, Y&R and Grey generated net new business billings of $1.4 billion. In the same year, GroupM, the Group's Media Investment Management company, which includes Mindshare, Wavemaker (the new agency formed by the merger of MEC and Maxus), MediaCom, Essence, Xaxis and [m]PLATFORM, together with tenthavenue, generated net new business billings of $3.4 billion. The Group totalled $6.3 billion in net new business billings (2016: $6.8 billion).

Data Investment Management

	2017 £m	Reported	% change Constant currency	Like-for-like
Revenue	2,691	1.1%	-3.6%	-2.9%
Revenue less pass-through costs	2,052	2.9%	-1.9%	-1.3%

On a like-for-like basis, Data Investment Management revenue was down almost 1% in the fourth quarter, a significant improvement over the first nine months, with growth in the UK, Latin America and Africa. On a full-year basis, constant currency revenue was down well over 3%, down almost 3% like-for-like, with revenue less pass-through costs, down almost 2% in constant currency and down over 1% like-for-like. Geographically, revenue less pass-through costs was up strongly in the UK and Latin America, with North America and Asia Pacific particularly difficult. Kantar Worldpanel and Lightspeed showed strong like-for-like revenue less pass-through costs growth, with Kantar Insights, Kantar Health and Kantar Public less robust. Reported operating margins were down 0.5 margin points (the same as the first half) to 17.1% and down 0.4 margin points in constant currency.

Public Relations & Public Affairs

	2017 £m	Reported	Constant currency	Like-for-like
			% change	
Revenue	1,172	6.4%	1.7%	0.7%
Revenue less pass-through costs	1,141	5.8%	1.0%	0.2%

In constant currencies, the Group's Public Relations & Public Affairs businesses were weaker in the second half of the year with constant currency revenue down almost 1% in the third and fourth quarter. The UK and the Middle East grew strongly in the fourth quarter offset by weaker conditions in North America and Continental Europe. Full-year revenue grew almost 2% in constant currency and 0.7% like-for-like. Cohn & Wolfe and the Group's specialist Public Relations & Public Affairs businesses Glover Park Group, Ogilvy Government Relations and Buchanan performed particularly well. Overall operating margins fell 0.6 margin points to 16.1% and by 0.4 margin points in constant currency, as parts of the Group's North American businesses slowed in the second half.

Brand Consulting, Health & Wellness and Specialist Communications

	2017 £m	Reported	Constant currency	Like-for-like
			% change	
Revenue	4,222	3.5%	-0.9%	0.8%
Revenue less pass-through costs	4,095	4.7%	0.3%	1.0%

Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital and interactive) was the strongest-performing sector in the fourth quarter on a like-for-like basis, up 2%, driven by solid growth in Brand Consulting and Specialist Communications.



2017 revenue by sector %

- Advertising and Media Investment Management — 47
- Data Investment Management — 17
- Public Relations & Public Affairs — 8
- Brand Consulting, Health & Wellness and Specialist Communications — 28



2017 revenue by sector versus peers $bn

- Data Investment Management
- Marketing Services
- Advertising
- Media

WPP 19.7, Omnicom 15.3, Publicis 10.9, IPG 7.9, Dentsu 7.9

The Group's direct, digital and interactive businesses, especially VML, Wunderman and Hogarth performed well. Operating margins, for the sector as a whole, were down slightly by 0.1 margin points to 15.3% and flat in constant currency, with operating margins negatively affected as parts of the Group's direct, digital and interactive, Brand Consulting and Health & Wellness businesses in North America slowed.

Direct, digital and interactive

In 2017, 41.7% of the Group's revenue came from direct, digital and interactive, up 2.8 percentage points from the previous year, with like-for-like revenue growth of well over 2% in 2017.



2017 digital revenue versus peers $bn

- WPP — 8.2
- Publicis[1] — 5.8
- Omnicom[1] — 4.7
- Dentsu — 2.7
- IPG[1] — 2.7
- Havas — 0.7

[1] Digital revenue based on Exane BNP Paribas estimates.

Financial commentary

Margins maintained

Revenue less pass-through costs margin was down 0.1 margin points to 17.3%, flat in constant currency and like-for-like, in line with the Group's full-year revised margin target. The revenue less pass-through costs margin of an industry-leading 17.3% is after charging £40 million of severance costs, compared with £34 million in 2016 and £324 million of incentive payments, versus £367 million in 2016.

Group revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster-growing markets of Asia Pacific and Latin America. As a result, the Group's profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately one-third of its profits in the first half and two-thirds in the second half.

Headline operating costs rose by 6.6%, rose by 1.8% in constant currency, but down 0.6% like-for-like. Reported staff costs, excluding incentives, increased by 7.8%, up 2.8% in constant currency. Incentive payments of £324 million were 13.1% of headline operating profit before incentives and income from associates, compared with £367 million or 14.9% in 2016. Achievement of target, at an individual Company level, generally generates 15% of operating profit before bonus as an incentive pool, 20% at maximum and 25% at super maximum.

On a reported basis, operating margins, before all incentives and income from associates, were 18.9%, down 1.0 margin point, compared with 19.9% last year. The Group's staff costs to revenue less pass-through costs ratio, including

severance and incentives, increased by 0.5 margin points to 63.3% compared to 62.8% in 2016, as staff costs were not reduced in line with the fall in revenue less pass-through costs. However, the Group was able to manage its general and administrative costs, including property, relatively effectively, with improvements across most categories. Flexible staff costs (including incentives, freelance and consultants) remained close to historical highs of above 8% of revenue less pass-through costs and continue to position the Group extremely well should current market conditions change.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2017 was 134,428 compared to 136,409 in 2016, a decrease of 1.5%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2017 was 134,413 compared to 136,775 at 31 December 2016, a decrease of 2,362 or 1.7%.



Change in variable costs %

- 2017
- 2016
- 2015
- 2014

Variable staff costs as a % of staff costs: 12.5, 13.1, 12.8, 12.2

Variable staff costs as a % of revenue less pass-through costs: 8.0, 8.3, 8.0, 7.7



Headline operating margins¹ versus peers %

- WPP including associates
- WPP
- Publicis
- Omnicom
- IPG
- Havas

2012   2013   2014   2015   2016   **2017**

¹ Based on headline operating profit as a proportion of revenue less pass-through costs as defined on page 171, excluding share of results of associates. As our competitors do not disclose revenue less pass-through costs, competitor operating margins have been calculated on a revenue basis, and sourced from relevant public filings.

As a result, headline PBIT for 2017 was up 4.9% to £2.267 billion, from £2.160 billion and up 1.5% in constant currencies. Headline EBITDA was up 4.7% to £2.534 billion, from £2.420 billion the previous year and up 1.2% in constant currency.

We continue to believe a margin of well over 19% on revenue less pass-through costs, is a tough, but realistic, objective given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group margin of 18% on revenue less pass-through costs.

The Group has embarked on a number of programs to improve operational effectiveness including process simplification, shared service centres, offshoring certain tasks to lower-cost markets and, where appropriate, outsourcing. We are consolidating IT infrastructure and services, and centralising systems development and applications to create efficiencies and focus investment. These programs are projected to deliver a 1.0 margin point benefit (excluding the impact of currency) over the course of the next two to four years.

Exceptional gains and restructuring costs

In 2017, the Group generated exceptional gains of £129 million, largely representing the gain on the sale of the Group's minority interests in Asatsu-DK to Bain Capital and Infoscout to Vista Equity Partners. A 25% equity interest in Asatsu-DK may be purchased shortly at a cost of approximately $60 million. These were partly offset by investment write-downs of £96 million, principally in relation to comScore Inc., resulting in a net gain of £33 million, which in accordance with prior practice, has been excluded from headline profit. The Group took a £57 million restructuring provision, primarily against severance provisions in mature markets and the Group's IT Transformation costs.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were up marginally at £174.6 million, compared with £174.1 million in 2016, an increase of £0.5 million. This is due to the weakness in sterling resulting in higher translation costs on non-sterling debt and the cost of higher average net debt being offset by the beneficial impact of lower bond coupon costs resulting from refinancing maturing debt at cheaper rates and higher investment income.

The headline tax rate was 22.0% (2016: 21.0%) and on reported profit before tax was 9.3% (2016: 20.6%), principally due to the exceptional tax credit, primarily relating to the re-measurement of deferred tax liabilities. The headline tax rate for 2018 is expected to be up to 1% higher than 2017. Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years. The recent tax changes outlined in the US Tax Cuts and Jobs Act do not impact the Group's tax rate significantly, up or down, except for the tax credit mentioned above.

Earnings

Profits attributable to share owners rose by 29.7% to £1.817 billion from £1.400 billion. In constant currencies, profits attributable to share owners rose by 24.9%.

Reported diluted earnings per share rose by 31.9% to 142.4p from 108.0p and increased 26.9% in constant currencies. Headline diluted earnings per share rose by 6.4% to 120.4p from 113.2p. In constant currencies, earnings per share on the same basis rose by 2.7%.

Enhancing share owner value

Our aim is to maximise the return on investment on the Company's substantial free cash flow of over £1.5 billion (or over $1.9 billion) per annum. As capital expenditure remains relatively stable, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view that, currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced, small- to medium-sized strategic acquisitions.

Mergers and acquisitions

Our acquisition focus continues to be on the triple play of faster-growing geographic markets, new media and data investment management, including the application of technology, data and content, consistent with our strategic priorities (see page 32). In 2017, the Group spent over £200 million on acquisition payments, net of cash acquired and disposal proceeds, completing 43 transactions in the year; 15 acquisitions and investments were in new markets, 32 in quantitative and digital and five were driven by individual client or agency needs. Out of all these transactions, nine were in both new markets and quantitative and digital.

How we're doing
Strategic report to share owners
Financial commentary

Specifically, in 2017, acquisitions and increased equity stakes have been completed in Advertising and Media Investment Management in the US, Germany, the Middle East and North Africa, Croatia, Russia, China and India; Data Investment Management in the UK and Ireland; Brand Consulting in the UK and Italy; direct, digital and interactive in the US, the UK, France, Ireland, Spain, the United Arab Emirates, Kenya, China and Brazil.

We will continue to assess opportunities in line with our strategy to increase the Group's exposure to:
- Faster-growing geographic markets and sectors;
- New media and data investment management, including the application of technology and big data.



Revenue in faster-growing markets 2015-2017 $bn

- WPP
- Dentsu JPN[1]
- Dentsu
- Omnicom[2]
- Publicis[2]
- IPG[2,3]
- Havas

[1] Dentsu revenue reported in Japan.
[2] Peer data sourced from annual results translated at average exchange rate for the year and assumed non-Euro countries in Europe are 3% of revenue.
[3] Assumed Canada is 1.5% of revenue.

Dividends

As outlined in the June 2015 Preliminary Announcement, the achievement of the previously targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board decided to increase the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and, as a result, declared an increase of almost 23% in the 2016 interim dividend to 19.55p per share, representing a pay-out ratio of 50% for the first half. This had the effect of evening out the pay-out ratio between the two half-year periods and consequently balancing out the dividend payments themselves, although the pattern of profitability and hence dividend payments seems likely to remain one-third in the first half and two-thirds in the second half.

Given your Company's performance in 2017, your Board proposes a marginal increase in the final dividend to 37.3p per share, which, together with the interim dividend of 22.7p per share, makes a total of 60.0p per share for 2017, an overall increase of 6.0%. This represents a dividend pay-out ratio of 50%, the same as last year. The record date for the final dividend is 15 June 2018, payable on 9 July 2018.

Dividends paid in respect of 2017 will total approximately £760 million for the year.

Share buy-backs

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock in the range of 2-3% of the issued share capital. In addition, the Company does also have considerable free cash flow to take advantage of any anomalies in market values. Share buy-backs in 2017 cost £504 million, representing 2.5% of issued share capital.

Funds returned to share owners in 2017 totalled over £1.2 billion, including share buy-backs, an increase of 20% over 2016. In 2016, funds returned to share owners were over £1.0 billion. In the last five years, £5.0 billion has been returned to share owners and over the last ten years £6.6 billion.



Distribution to share owners[1] £m

- Buy-backs
- Dividends paid

6.2%

[1] Sum of share buy-backs and dividends paid divided by average shares in issue for the relevant period, as a percentage of the average share price for the relevant period.

Optimising efficiencies

The initiatives taken by your Company in property, procurement and IT continue to achieve efficiencies, as well as facilitating our horizontality strategy.

Efficient workspaces

In 2017, the Group's property portfolio decreased by over 1% to 23.8 million square feet, despite the addition of 0.5 million square feet through acquisitions. This reduction reflects the impact of the Group's continuing strategy of colocating companies, together with the use of 'agile working', supported by more technology in the office environment. Property costs increased by 1.4% on a constant currency basis, which compares with 1.4% growth in revenue less pass-through costs on the same basis, and average headcount growth of 1.3%. As a result, the property cost to revenue less pass-through costs ratio remained at 6.8%.

We ensure our new buildings focus on sustainability and we look to achieve BREEAM Very Good or LEED Gold. Our operating companies' workplaces continue to be cited for their creativity, innovation and effectiveness.

2017 saw the completion of our campus buildings in Lisbon, bringing together 600 people from GroupM, Ogilvy, Hill+Knowlton Strategies, Y&R and J. Walter Thompson, as well as Hamburg with 850 people from Scholz & Friends, Y&R, Kantar, MediaCom, Wavemaker and Burson Cohn & Wolfe. These colocation projects meet our new planning standards and support our goal of horizontality.

Projects expected to be completed in 2018 include colocations at 3 World Trade Center in New York with approximately 4,000 people, Madrid with 2,500 people, Amsterdam with 1,500 people, and Kuala Lumpur with 1,100 people. Longer-term colocation projects are currently committed in London, Chicago, Toronto and Buenos Aires; and in planning for Paris, Prague, Warsaw, Düsseldorf, Bucharest, Mumbai, Gurgaon and Hong Kong.

Our goal is to continue to deliver excellent workspace, while reducing the portfolio further and so mitigate the impact of property inflation. Our focus on reducing the property cost to revenue less pass-through costs ratio will help the Group achieve its margin targets for 2018, and beyond.

Procurement

Our goal is to make savings, add value and minimise risk across all WPP's external spend, with particular emphasis on opportunities to leverage our scale to the benefits of our clients and our companies.

We continue to implement and develop a spend analytics system, which now provides supplier-level and category visibility of over $7 billion of external spend, across 15 of our largest markets around the world. Our data-driven processes ensure that we are capturing and making sense of big data to drive procurement opportunity assessment and new project activities across the Group.

Key areas of focus for 2018 are travel, freelance, and technology-related costs as we continue to consolidate our supplier base. We also continue our focus on the key drivers of supplier cost, combined with an increased emphasis on internal demand management (what we buy, why we buy and how we buy). For indirect procurement, our aim is to own or influence negotiations with our key suppliers across our 15 largest markets, covered by WPP preferred suppliers and contracts, and for these preferred suppliers to work with us to deliver year-on-year value improvements.

We also aim to add value through the development of a supplier base which not only complies with legal frameworks (GDPR, UK Anti Bribery, US FCPA, etc.), but also promotes a sustainable supply chain, and meets our clients' and share owners' ethical and financial concerns. See pages 59 and 60 for more information.

IT

In June 2017, WPP became victim to a sophisticated and destructive cyber attack (commonly referred to as 'NotPetya'), the scale and impact of which were unprecedented. Subsequently, WPP has prioritised rapid recovery capabilities and sought to strengthen other IT controls.

2017 saw the continued transformation of our core IT services, with operating companies accelerating their move to global client/operational digital platforms deployed using cloud technologies that both speeds global deployment and provides increased capabilities.

Supporting horizontality and the enablement of WPP's finance shared services strategy, there were successful deployments of a new core ERP system in Spain and Malaysia, with further rollouts planned throughout 2018, including India and Singapore.

As Adobe's Partner of the Year, we have deployed Adobe's Experience Cloud to 22,500 creatives inside WPP. This provides greater support for creativity across the WPP networks, increasing collaboration and delivering horizontality throughout our creative agencies.

Assessing and managing our risks

Risk management and internal control

We recognise that the success of the strategic objectives of the Group discussed in this report depends to a significant extent on understanding and responding to the risks that the Group faces. The Board, with support from the Audit Committee, has overall responsibility for the system of internal control and risk management in the Group. It has reviewed the design and effectiveness of the system during the year and up to the date of this report and carried out a robust assessment of the principal risks facing the Group. The system of controls described below is designed to manage or mitigate, but may not eliminate, the risks of failure to achieve WPP's strategic objectives and is not an absolute assurance against material misstatement or loss.

Control, culture and anti-bribery and corruption

The quality and competence of our people, their integrity, ethics and behaviour and the culture embedded within the Group are all vital to the maintenance of the Group's system of internal control which is maintained and reviewed in accordance with the UK Corporate Governance Code and FRC guidance on risk management and internal control.

The Code of Business Conduct, which is regularly reviewed by the Board and was updated in 2016, sets out the principal obligations of all employees. Senior executives throughout the Group are required to sign this Code each year and all employees are required on joining the Group, and at regular intervals, to complete the WPP How We Behave, Anti-Bribery & Corruption and Privacy & Data Security Awareness training modules, which embed all of the principles of the Code in addition to operating company training programs. The Code is supplemented by the WPP Anti-Bribery & Corruption Policy, which prohibits any form of bribery across the Group, the Advisor Payment Policy which restricts the use of advisors and details the due diligence that must be undertaken in the limited cases where advisors may be used, the gifts and entertainment policy which sets limits on values that may be given or received (and circumstances) which are supported in each Group company by a gift register. In addition, the Code of Conduct for suppliers replicates these obligations in our supply chain. The online WPP Policy Book, which is updated with control bulletins, includes required practices in many operational, tax, legal and human resource areas. Breaches or alleged breaches of the Code are investigated by the Director of Internal Audit, the Group Chief Counsel and external advisors where appropriate. Group companies are also required to follow the Data Code of Conduct and apply the Supplier Code of Conduct.

During 2017, we launched a sustainability self-assessment questionnaire to many of the WPP offices to help us identify gaps in implementation focusing on governance, employment practices, environment and supply chain. The Company will use the results of the assessment to prioritise companies for further engagement including on-site assessments and training.

The Group has an independently operated helpline, Right to Speak, to enable our people (and third parties) to report issues that they feel unable to raise locally, and anonymously, if necessary. Through 106 calls to this helpline, a number of issues have been raised during 2017, all of which have been followed through and investigated where appropriate and reported to the Audit Committee. The Compensation Committee continues to review how the Group's performance rewards support the risk management and internal control systems. Clawback provisions were adopted in 2016 and underline the principles of the Code of Conduct.

Risk assessment

The Group uses a three lines of defence model in relation to risk management.

- First, each operating company undertakes monthly and quarterly procedures and day-to-day management activities to review their operations and business risks, supported by Group policies, training and guidance on required internal controls over financial reporting and monitoring controls and reviews within their network.
- Secondly, the operating network reviews are formally communicated to the Executive Directors and senior parent company executives in monthly reports and quarterly review meetings and, in turn, to the Board. At each Board meeting, the Executive Directors present a Brand Check review of each of the business' operations, including an assessment of the risks in each business, providing feedback on the business risks and details of any change in the risk profile since the last Board meeting. The Brand Check includes the possibility of winning or losing major business, succession and the addition or loss of a key executive; introduction of new legislation in an important market; sustainability, including risks relating to marketing ethics, privacy, diversity and employment; political instability and changes in accounting or corporate governance practice.

- Thirdly, internal audit at the Company, with Audit Committee oversight and external resource as required, provides an independent review of risk management and internal control via internal audits and management of the testing program for SOX.

Control activities and monitoring

Policies and procedures for all operating companies are set out and communicated in the WPP Policy Book, internal control bulletins and accounting guidelines. The application of these policies and procedures is monitored within the individual businesses and by the Director of Internal Audit, compliance functions centrally and at the operating companies and the Group Chief Counsel and heads of legal at the operating companies.

Operating companies are required to maintain and update documentation of their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with IT and financial controls and controls over security of data and the provision of timely and reliable information to management.

The internal audit department was responsible for reviews and testing of the documentation and the relevant controls for a majority of the Group during 2017, the results of which were reported to the Audit Committee.

Financial reporting

Each operating company annually updates a three-year strategic plan, which incorporates financial objectives. These are reviewed by the parent company's management and are agreed with the chief executive of the relevant operating company.

The Group operates a rigorous procedure for the development of operating company budgets, which build up the Group's budget. During the final quarter of each financial year, operating companies prepare detailed budgets for the following year for review by the parent company. The Group's budget is reviewed by the Board before being adopted formally. Operating company results are reported monthly and are reviewed locally, regionally and globally by the business groups and by Group management on a consolidated basis and ultimately by the Board. The results are compared to budget and the previous year, with full-year forecasts prepared and updated quarterly throughout the year.

At each year-end, all operating companies supply their full-year financial results with such additional information as is appropriate. This information is consolidated to allow the Group to present the necessary disclosures for International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the IASB.

The Disclosure Committee gives further assurance that publicly-released information is free from material omission or misstatement.

Principal risks and uncertainties

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group as at 31 December 2017 and up to the date of this report and which are described in the table on the following pages. These risks relate to the Group and the industry in which we operate and the strategic decisions taken by the Board. A risk dashboard and map are discussed regularly by the Audit Committee and bi-annually by the Board. This process is currently being reviewed by an external consultancy to ensure it is aligned with best practice in order to be effective.



How we're doing
Strategic report to share owners
Assessing and managing our risks

Principal risks	Potential impact	How it is managed and reflected in our strategic priorities
Clients		
The Group competes for clients in a highly-competitive and evolving industry which requires agency groups to offer seamlessly integrated services. Client loss to competitors or as a consequence of client consolidation or a reduction in marketing budgets due to economic conditions may have a material adverse effect on the Group's market share and its business, revenues, results of operations, financial condition or prospects.	The competitive landscape in our industry is constantly evolving. Competitors include multinational advertising and marketing communication groups, regional and national marketing services companies, database marketing and modelling companies, telemarketers, information and measurement, social media and professional services and advisory firms and consulting internet companies.	As explained in the strategic report, the Group is focused on simplifying its operating structure, increased client co-ordination across the Group and greater authority for Global Client Teams and Country and Regional Managers; the development of key cross-Group capabilities in digital marketing, production, ecommerce and shopper marketing.
	Client contracts can generally be terminated on 90 days' notice or are on an assignment basis and clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted by a failure by the Group to react quickly enough to changes in the market and to evolve its organisational structure and by loss of reputation and may be limited by clients' policies on conflicts of interest.	To continue to improve the creative capability and reputation of the Group's businesses and embed an ethical culture that attracts and retains talent and clients.
		The development and implementation of senior incentives to align more closely with Group performance.
		Differentiation from competitors through talent and creativity and by the application of technology, integration of data investment management and investment in content.
	The global economy continues to be volatile with uncertainties such as those caused by Brexit in the UK and Europe and technological disruption from disintermediators in certain sectors. In the past clients have responded to weak economic and financial conditions by reducing their marketing budgets which are easier to reduce in the short term than their other operating expenses. The risk of client loss or reduction in marketing budgets has increased.	Brand Check at every Board meeting to identify the potential risk of client loss.
The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group's prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's 10 largest clients accounted for 14.9% of revenues in the year ended 31 December 2017. Clients generally are able to reduce advertising and marketing spend, terminate contracts, or cancel projects on short notice. The loss of one or more of the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's financial condition.	Global Client Leaders, horizontality and the 'Team' model seeks to ensure the Group maintains partnership relationship with major clients. Operating companies seek to establish reputations, talent and technical capability in the industry and an ethical and diverse culture that attract and retain clients and key talent.
		Increase flexibility in the cost structure (including incentives, consultants and freelancers).
		Brand Check at every Board meeting and regular dialogue between Executive Directors of the Company and directors of the Group's largest clients.

Principal risks	Potential impact	How it is managed and reflected in our strategic priorities

Cyber and data security

The Group is subject to strict data protection and privacy legislation in the jurisdictions in which it operates and relies extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal data breaches.

Existing and new data protection laws, in particular the GDPR and E-privacy regulation in the EU concerning user privacy, use of personal information, consent and online tracking may restrict some of the Group's activities and increase costs.

The Group is carrying out an IT Transformation project and is reliant on third parties for the performance of a significant portion of its worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on the Group's business. During the transformation, the Group is still reliant on legacy systems which could restrict the Group's ability to change rapidly.

⌃

The Group may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if the Group fails to adequately protect data or observe privacy legislation in every instance. A system breakdown or intrusion could have a material adverse effect on the Group's business, revenues, results of operations, financial condition or prospects.

The Group assists the operating companies in developing principles on privacy and data protection and compliance with local laws. The Group has implemented extensive training ahead of GDPR implementation in 2018 and the roll out of a GDPR toolkit to assist the operating companies to prepare for implementation. A Chief Privacy Officer has been appointed at the Company and Data Protection Officers are in place at a number of Group companies.

Our people are required to take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and WPP policies on data privacy and security.

The WPP Data Health Checker survey is performed annually to understand the scale and breadth of data collected by WPP agencies, so the level of risk associated with this can be assessed.

The IT Transformation project will enhance the Group's data security. In addition, the Group has established a global internal IT company responsible for providing core IT shared services to all Group companies and manage external technology providers.

Financial

The Group is subject to credit risk through the default of a client or other counterparty.

⟩

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days.

The Group commits to media and production purchases on behalf of some of its clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to the Group to pay such amounts to which it committed on behalf of those clients.

Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.

The Group's treasury position is a recurring agenda item for the Audit Committee and the Board.

The Group is cash generative and working capital management remains a key focus for the Board.

Key:	
Increased risk	⌃
No change from last year	⟩
Reduced risk	⌄

How we're doing
Strategic report to share owners
Assessing and managing our risks

Principal risks	Potential impact	How it is managed and reflected in our strategic priorities
Operational		
The Group's performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group's media trading. ⊙	Failure to ensure that trading activities are compliant with client obligations where relevant could adversely impact client relationships and business volumes.	The principles of adherence to the terms of client contracts are embedded through the networks and reinforced by audits at a WPP and network level. Regular monitoring of KPIs for trading are undertaken to identify trends and issues. An authorisation matrix on inventory trading is agreed with the Company and the Audit Committee.
People and succession		
The Group's performance could be adversely affected if it does not react quickly enough to changes in its market and fails to attract, develop and retain key creative, commercial and management talent at the parent and operating companies, including but not limited to long-serving members of the management team. ⊙	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.	The Group's incentive plans are structured to provide retention value, for example by paying part of annual incentives in shares that vest two years after grant date. The Group is working across the businesses to embed horizontality and is investing in training and development to retain and attract talented people. The investment in colocated properties is increasing the co-operation across our companies and provides extremely attractive and motivating working environments. Succession planning for the Group Chief Executive, the Group Finance Director and key executives of the Company is undertaken by the Board and Nomination and Governance Committee on a regular basis and a pool of potential internal and external candidates identified in emergency and planned scenarios. Compensation Committee oversight for the Group's incentive plans and compensation.

Key:

Increased risk	⊙
No change from last year	⊙
Reduced risk	⊙

Principal risks	Potential impact	How it is managed and reflected in our strategic priorities
Regulatory, sanctions, anti-trust and taxation		
The Group may be subject to regulations restricting its activities or effecting changes in taxation.	Changes in local or international tax rules, for example prompted by the OECD's Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), changes arising from the application of existing rules, or new challenges by tax or competition authorities, for example, the European Commission's State Aid investigation into the UK CFC rules, may expose the Group to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.	The Group actively monitors any proposed regulatory or statutory changes and consults with government agencies and regulatory bodies where possible on such proposed changes. Annual briefings to the Audit Committee of significant changes in tax laws and their application and regular briefings to the Executive Directors. The Group engages advisors and legal counsel to obtain opinions on tax legislation and principles.
The Group is subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.	The Group operates in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a corporate environment opposed to corruption or failing to instil business practices that prevent corruption could expose the Group and senior officers to civil and criminal sanctions.	Online and in-country ethics, anti-bribery, corruption and anti-trust training on a Group-wide basis to raise awareness and seek compliance with the WPP Code of Conduct and the Anti-Bribery & Corruption Policy. Confidential, independently-operated helpline for WPP staff to raise any concerns, which are investigated and reported to the Audit Committee on a regular basis. Due diligence on acquisitions and on selecting and appointing suppliers and restrictions on the use of third party consultants in connection with any awards of client contracts. Gift and hospitality register and approvals process.
The Group is subject to the laws of the US, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.	Failure to comply with these laws could expose the Group to civil and criminal penalties including fines and the imposition of economic sanctions against the Group and reputational damage and withdrawal of banking facilities which could materially impact the Group's results.	Online training on a Group-wide basis to raise awareness and seek compliance and updates to Group companies on any new sanctions. Regular briefings to the Audit Committee and constant monitoring by the WPP legal team with assistance from external advisors of the sanctions regimes.

How we're doing
Strategic report to share owners
Assessing and managing our risks

Our viability statement

Assessment of prospects

An understanding of the Group's business model and strategy is key to understanding its prospects and this has been discussed in detail on pages 33 to 35.

The Group's business model, diversification across marketing communication services sectors which operate in 112 countries worldwide and with a broad spectrum of clients and suppliers, provides resilience which is relevant to any consideration of prospects and viability.

The directors assess the Group's prospects on a regular basis through the financial planning process which is detailed on page 87, the Brand Checks which take place at each Board meeting, quarterly reviews of our businesses by the executive team and ongoing reviews of the Group's profitability, cash flows and funding requirements. The Board considers the longer-term risks and opportunities for the Group discussed in the strategic report and the potential impact of economic volatility, technological disruption and regulation.

Viability statement

The directors' assessment of the Group's viability for the next three years has been made with reference to:
- the Group's current position and prospects;
- the short-term notice periods or assignment nature of many of the client contracts;
- the volatility of global economic conditions;
- the changing competitive landscape;
- the long-term impact of technological disruption;
- the need for simplification of the Group structure and integrated service offering to clients; and
- the Company's ability to achieve the stated dividend policy and cover interest payments on the Group's debt.

This period has been chosen as it aligns with our three-year plan and budget. Sensitivity analysis has been applied to reflect the potential impact of one or a combination of the principal risks on the Group and consequential contract breach, loss of reputation, client loss and inability to win new business and the impact of revenue loss. Based on the results of this analysis the directors have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

Going concern

The directors are required to consider whether it is appropriate to prepare the financial statements on the basis that the Company and the Group are going concerns. As part of its normal business practice, the Group prepares annual and longer-term plans and in reviewing this information and, in particular, the three-year plan and budget, the directors believe that the Company and the Group have adequate resources for the foreseeable future. Therefore the Company and the Group continue to adopt the going concern basis in preparing the financial statements.

Sustainability at WPP

No business can be successful in today's world if it focuses purely on financial results or the next quarter's figures. Every company needs to take the long-term view and to maximise the value it creates for its stakeholders – from its employees and share owners to its consumers, communities and society at large. The most successful businesses will be those that help solve the great challenges of our age. Within this, communications has a vital role to play and is a powerful tool to bring about change on social and environmental issues.

At WPP we're privileged to work with many pioneers of sustainable business, helping them to create brands with purpose and to embed sustainability into products, marketing and communications. In doing so, we know that transparency and authenticity are critical to building and maintaining trust. This is the advice we give our clients and we apply it to our own business too. We have been reporting on our sustainability performance since 2002, we set our first carbon target in 2006 and this year we're further integrating sustainability into this report, enabling our share owners to gain a full picture of our performance.

Sustainability performance summary

	2017	2016	2015
Value of client business supported by our sustainability credentials[1]	**£2.11bn**	£1.64bn	£1.29bn
Gender diversity (% female employees)	**54%**	54%	54%
Gender diversity (% female executive leaders)	**35%**	34%	33%
Investment in training	**£44.9m**	£45.1m	£41.1m
Carbon footprint (tonnes of CO_2e per employee)	**1.71**	1.86	2.07
Social contribution[2,3]	**£49.4m**	£42.3m	£40.2m

[1] Value of clients who requested information on our sustainability policies and performance through their supplier management process.
[2] Includes free media space donations.
[3] The 2015 figure has been restated to reflect correct exchange rates in the calculation of free media space.

Human rights

Respect for human rights is a fundamental principle for the Group. We aim to prevent, identify and address any negative impacts on human rights associated with our business activities. We look for opportunities to positively promote human rights, including through our pro bono work.

Our human rights policy statement summarises our approach. It reflects international standards and principles, including the International Bill of Human Rights, the UN's Guiding Principles on Business and Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the Children's Rights and Business Principles. It is published on our website, wpp.com/sustainability.

We are a member of the United Nations Global Compact and committed to its 10 principles, including those relating to human rights.

Our sustainability performance is presented in detail on pages 36 to 61.



Our four strategic priorities in 2017

Our reason for being is to help our clients grow their businesses. And by adding value for our clients, we deliver value for our people and share owners. To that end, our strategic priorities in 2017 were:



Horizontality

Advance the practice of horizontality – ensuring our people work together and harnessing the Group's collective capabilities for the maximum benefit of clients.

New markets

Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe to 40-45% of revenues.

New media

Increase the share of revenues from new media to 40-45% of revenues.

Technology, data & content

Maintain the share of more measurable advertising and marketing services – such as data investment management and direct, digital and interactive – at 50% of revenues, with a focus on the application of technology, data and content.

Our long-term financial targets are:
- Revenue and revenue less pass-through costs growth greater than the industry average.
- Annual improvement in revenue less pass-through costs margin of between zero and 0.3 margin points or more, excluding the impact of currency, depending on revenue less pass-through costs growth and staff cost-to-revenue less pass-through costs ratio improvement of between zero and 0.2 margin points or more.
- Annual diluted headline EPS growth of 5% to 10% delivered through revenue growth, margin expansion, acquisitions and share buy-backs.

Outlook for 2018

Global GDP growth may still have been generally sub-trend in 2017 (compared to the period before the financial crisis), in the low nominal 3% range, but forecasts for 2018 have generally improved moving up in the 3-4% range. The US economy is strengthening, driven by the three-pronged Trump policies of tax and regulation reduction and infrastructure investment, with business confidence at much higher levels than under previous administrations.

Prospects for Europe, too, are better with the big four Continental European economies in generally better shape, although the positive of a Macron-led France may be outweighed by political uncertainties in Germany, Italy and Spain, and the UK economy could be increasingly challenged by Brexit.

Asia Pacific is generally improving too with China, India and Japan in better shape following economic and political reforms, buttressed by economies like Indonesia, Vietnam and the Philippines.

Latin American economies are also improving, in Brazil, Argentina, Colombia and Peru especially. Political changes also bode well for Africa and the Middle East, although the latter, in particular, remains volatile. Central and Eastern European countries like Poland are responding generally well to an improving Western Europe.

2018 should in theory be a better year. The Pyeongchang Winter Olympics, the 2018 FIFA World Cup and the US Congressional mid-term elections should all trigger more marketing investment.

However, growth in marketing spend seems to have decoupled somewhat from GDP growth in the mature markets in the last year. When top-line growth is examined carefully, for example for the S&P 500, it seems to be concentrated in the technology and healthcare sectors. As a result, in a low inflation and consequently low pricing power environment, there is an understandable focus on cost.

Growing revenue

Our prime focus will remain on growing revenue and revenue less pass-through costs faster than the industry average, driven by our leading position in horizontality, faster-growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically-targeted acquisitions. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes.

The initiatives taken by the parent company in the areas of human resources, property, procurement, IT and practice development continue to improve the flexibility of the Group's cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of above 8% of revenue less pass-through costs and continue to position the Group extremely well should current market conditions change.

The budgets for 2018 have been prepared on the usual bottom-up basis, but continue to reflect a faster-growing UK and the faster geographical markets of Asia Pacific, Latin America, Africa, the Middle East and Central & Eastern Europe and faster-growing functional sectors and sub-sectors of media, public relations and public affairs and direct, digital and interactive, with a stronger second half of the year, reflecting the 2017 comparative. Given what proved to be top-line optimism in our budgets last year, we have encouraged our operating companies to budget conservative revenue and revenue less pass-through costs.

Our 2018 budgets show flat like-for-like revenue and revenue less pass-through costs growth and a flat target operating margin to revenue less pass-through costs excluding the impact of currency.

At the time of writing, we have revenue and profit data for the first two months of 2018. The Group has had a relatively slow start to the year, with like-for-like revenue growth up 0.8% in the first two months and revenue less pass-through costs flat on the same basis, against more difficult comparatives in the first quarter of last year. Operating margins are ahead of budget for the first two months of the year.

How we're doing
Strategic report to share owners
Outlook for 2018

Organic revenue growth versus peers %


WPP
WPP revenue less pass-through costs
Dentsu[1] revenue less pass-through costs
Omnicom[1]
Publicis[1]
IPG[1,2]
Havas[1]
10.0
8.5
7.0
5.5
4.0
2.5
1.0
-0.5
-2.0
-3.5
-5.0
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

[1] Peer data sourced from company presentations.
[2] IPG Q4 2017 organic growth excluding the impact of higher pass-through revenue.

A more inclusive WPP

In March 2018, we published our first UK Gender Pay Gap Report, in line with new UK Government regulations that came into force last year.

Although our group median pay gap of 14.6% was below the equivalent national figure of 18.4%, we do not see this as cause for celebration. There remains a great deal of work to do to ensure greater representation of women at the top of WPP and our operating companies.

The key to making improvements is to change the profile of our leadership teams so that they are more gender-balanced, and more diverse in every sense. On gender, our aim is to make year-on-year improvements in our record by pursuing the ultimate goal of equal representation at the most senior levels of our organisation.

We are investing in a range of initiatives designed to bring about change. These include schemes within our operating companies and at the Group level (see page 47), as part of our broader commitment to creating more inclusive workplaces with greater gender, race, LGBT and age diversity.

In the UK we have formed an Inclusion Board, led by UK Country Manager Karen Blackett OBE, with representatives from across our operating companies. Its objective is to set minimum standards to which our businesses will hold themselves accountable and, looking ahead, we will establish similar boards in other key markets.

It goes without saying that WPP must be a place in which everyone is treated equally and with respect, and has the same opportunities to develop in their careers. By working hard to create leadership teams that better reflect the world around us, we will do a better job of ensuring that is always the case.

A powerhouse of talent

No company in the world has a greater or more varied repertory of talent than WPP. And never has the availability of that talent been more necessary.

In their continued search for profitable growth companies around the world, as always, have two basic routes to follow: to contain cost; and to add value. These are not alternatives: the best companies master both.

To cut cost requires discipline and constant attention to detail. The undoubted benefits it can deliver are finite: there must always be a limit beyond which a business will suffer. To add value requires a different set of skills; it demands a conscious application of the human imagination; and its potential benefits are limitless.

As companies exhaust their restricted opportunities to become more efficient – to prune costs, to buy more shrewdly – so their need to add value to their offering becomes ever more critical.

The powerhouse of talent that WPP represents exists precisely to meet that need.

First, we recruit, train, reward and incentivise that talent. And then we apply that talent, across all relevant skills, according to the individual needs of each individual client.

To do this successfully, to be able to harness shared enthusiasm across traditional disciplines, means breaking down some traditional silos; which is why we call our method horizontality. To the client, our service, however many distinct skills it may comprise, must seem to be seamless.

In the immediate future, as demand for fully integrated marketing services continues to increase, and as their benign effect on client company results becomes ever more evident, WPP will be simplifying its corporate structure; making access to that powerhouse of talent even easier.

Roberto Quarta
Executive Chairman

Paul Richardson
Group Finance Director

Forward looking statement

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under the heading Principal risks and uncertainties on pages 25 to 29, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Sustainability review

At WPP we're privileged to work with many pioneers of sustainable business, helping our clients to create brands with purpose and to embed sustainability into products, marketing and communications. Our own sustainability strategy helps us to meet changing client expectations, reduce risks and create a more resilient business for the long term.

Demographic, technological, social and environmental forces continue to generate new challenges, uncertainties and opportunities for our clients.

A growing and ageing population is creating new markets but also putting unprecedented demand on public services and resources. The challenge of climate change and resource scarcity is increasingly felt by sectors from agriculture to construction, while other industries benefit from the opportunities associated with low carbon innovation. Rapid technological change continues to disrupt old business models while creating new social challenges including those associated with the loss of jobs due to automation.

Increasingly citizens, consumers and employees expect business to lead in tackling these societal challenges. Pioneering businesses are responding and more of their peers will join them. They need the best insight, research and communications services to help them do so effectively. They want a communications partner who understands the changing landscape and shares their values.

WPP companies are already advisors to many such leading businesses. As our clients increasingly feel the impact of these wider trends, so their importance is growing for WPP too.

Sustainability and our strategy

Our sustainability strategy supports progress on our strategic priorities in three main ways:

Access to new business: A growing number of our clients look for communication services partners who share their sustainability values and aspirations. Our commitment to responsible and sustainable business practices helps us to build on these partnerships and to meet the sustainability requirements in client procurement processes. Clients that engaged with us on sustainability were worth £2.11 billion in revenues to the Group in 2017, equivalent to 14% of the total.

Access to skills: Strong employment policies, investment in skills and inclusive working practices help us recruit, motivate and develop the talented people we need to serve our clients in all disciplines across our locations, including new markets where our industry is less well established. Our approach to people management is explained on pages 47 to 51.

Efficiency, risk and reputation: Managing the social and environmental impacts of our business and selecting supplier partners who adopt standards consistent with our own can reduce costs and risks to the business as well as improving efficiency and safeguarding our reputation.

The UN Global Goals

The United Nations Sustainable Development Goals provide a framework for government agencies, civil society and the private sector to work together to end extreme poverty, inequality and climate change by 2030. Communications, with its power to change attitudes and influence behaviour, has a key role to play in helping shift society towards more sustainable development.

We support the Goals and can contribute towards progress through our work with clients on sustainability, the actions we're taking within our business in areas such as the environment and education and through the Common Ground partnership (see page 61) and our other pro bono work.





Creating value through our business

Through our business activities we generate value for share owners, clients, our people and for wider society. We aim to maximise this positive value where possible, as well as minimising negative impacts.

We draw on our resources and relationships	• 203,000 people, including associates • 369 of the Fortune 500 companies are clients of WPP companies • Thousands of supplier partners	• Share owner equity £9,493 million • 13,162 share owners • Natural resources – 329,878 MWh of energy use
To provide services across all marketing and communications disciplines	• Advertising • Media Investment Management • Data Investment Management • Public Relations & Public Affairs • Brand Consulting	• Health & Wellness • Digital, eCommerce & Shopper Marketing • Specialist Communications • Sustainability Services
Developing our business to help clients meet their goals	• Global presence, local insight – 3,000 offices in 112 countries • Global Client Teams serve our 51 largest clients • Horizontality – 53% of revenues from clients served in four or more disciplines • Shared values – sustainable business practices integrated into our services, operations and procurement. Clients that engaged with us on sustainability worth £2.11 billion in revenues	• Creativity and effectiveness – for seven consecutive years, WPP has been ranked Creative Holding Company of the Year at the Cannes International Festival of Creativity and ranked Most Effective Holding Company in the Effie Global Effectiveness Index for six consecutive years and for the third consecutive year, WPP has been named the World's Top Holding Company by Warc.
Generating value for our investors, people, suppliers and society	• Over £1.2 billion returned to share owners through dividends and share buy-backs • Total tax contribution £1.6 billion • £7.6 billion in salaries and employee benefits	• Supplier spend £5.6 billion • Training spend £44.9 million • Social investment £20.4 million, creating a benefit to society worth £165 million

Governance of sustainability

Paul Richardson, WPP's Group Finance Director, is the Board director responsible for sustainability. Andrea Harris, Group Chief Counsel and Head of Sustainability, has operational responsibility for sustainability and reports directly to the Board. She heads our central sustainability team that develops strategy and coordinates sustainability projects and data collection. It communicates on sustainability matters on behalf of the Group and works with Group functions (such as our Talent Team, Audit, Legal, Real Estate, IT and Procurement) and our operating companies to embed our standards.

At Board level, the Nomination and Governance Committee has responsibility for sustainability.

Environmental, social and governance (ESG) risks are integrated into the Group's assessment of principal risks which are set out in detail in the strategic report.

Embedding sustainability in our companies

Sustainability policy is set at parent company level with implementation devolved to our companies. The Group provides a clear policy framework through our Code of Business Conduct, Sustainability Policy, Supplier Code of Conduct, Data Code of Conduct and Human Rights

Policy Statement and other policies included in the WPP Policy Book. We track progress using our social and environmental key performance indicators.

We want to make sure that ESG risks and opportunities are managed consistently and that our policies are implemented across our companies and locations and with our suppliers. Our internal sustainability advisors are working with our operating companies to review implementation of our standards and to identify and address areas for improvement.

During 2017, we piloted our sustainability self-assessment questionnaire with our six largest companies. This assessed how our sustainability-related policies covering governance, employment practices, environment and supply chain are being implemented and provided insight into the ESG risks, challenges and opportunities our companies face at the local level.

The results have been communicated back to our companies who are developing individual action plans to address any gaps in implementation. We are also using the findings to develop a Group-level action plan which will include on-site assessments, engagement and training for our companies and targeted projects to support continuous improvement on sustainability.

During 2018, our sustainability advisors will be working with our internal audit function to further embed assessment, management and control of ESG risks into the work of our internal audit teams.

Our sustainability priorities

We focus on the sustainability issues, risks and opportunities of most importance to our business and our stakeholders. These are grouped into six themes, see diagram below.

Stakeholder engagement

Stakeholder views, insights and feedback help us to develop our approach to sustainability issues and to prepare for future risks and opportunities. Our most important stakeholder groups are clients, investors and our people.

Most stakeholder engagement takes place in the course of doing business. We also carry out more formal research as part of our materiality process, see page 39.

We are developing a stakeholder policy to guide our operating companies in their interactions with stakeholders.

Investor engagement

We engaged with investors, rating agencies and benchmarking organisations on sustainability during 2017 including CDP, Dow Jones Sustainability Index, Ecodesk, Ecovadis, Equileap, Ethibel Sustainability Index, FTSE4Good, Human Rights Campaign Corporate Equality Index, Investec, ISS, MSCI, Northern Trust Asset Management, Raiffeisen Capital Management, STOXX Global ESG Leaders, Sustainalytics, and Triodos Bank.

Governance and management
How we manage sustainability risks and opportunities, including:
- Roles and responsibilities for sustainability
- Risk management
- Stakeholder engagement
- Tax policy

Our client work
How we work with clients on sustainability and our ethical standards:
- Business ethics
- Client work ethics
- Government relations and public policy
- Marketing and sustainability (including sustainable consumption)
- Marketing compliance
- Partners (JVs, affiliates, associates) and acquisitions
- Privacy and data security
- Sensitive countries


Governance and management
Our client work
Access to new business
Employment
Access to skills
Social investment
Efficiency, risk management and reputation
Our key priorities
Supply chain
Environment

Social investment
How we support charities and social causes through:
- Pro bono work
- Donations
- Volunteering

Employment
How we recruit, retain, develop and engage our people:
- Access to skills (including education and internships)
- Diversity and inclusion
- Employee engagement
- Employee relations
- Employee well-being
- Employment practices/human rights
- Health and safety
- Training and development

Supply chain
Our approach to responsible sourcing:
- Fair treatment of suppliers
- Living wage
- Supply chain labour practices and human rights

Environment
How we work to reduce our environmental footprint:
- Climate change
- Paper and resource use
- Supply chain environmental impacts (including environmental impact of campaigns)
- Waste and recycling
- Water use

We are included in the FTSE4Good Index and participate in the CDP Climate benchmark, receiving a rating of B in 2017.

We work with clients on sustainability issues, see page 42. Information on employee engagement is on page 47.

Our materiality process

Our materiality process helps us to prioritise the social, environmental and economic issues of most importance to our business, to identify new issues and emerging trends and align our work to the priorities of our stakeholders. It takes account of our business strategy and goals as well as external trends, and current and emerging risks and opportunities.

Our first formal materiality assessment in 2014 included interviews with clients, investors, NGOs and sustainable business experts as well as senior executives in our Group functions and our operating companies. We updated this assessment during 2016 through an internal review and interviews with key external stakeholders. In 2017, we updated our assessment using the results of our sustainability self-assessment (see page 41). This provided further insight into the sustainability priorities of our operating companies and information requests made by clients across our global operations. As a result we have increased the ranking of two issues: health and safety and supplier diversity.

Our materiality matrix, below, shows the issues identified as important to our stakeholders (vertical axis) and our business (horizontal axis). We report on all issues identified as highly important and the majority of issues of medium importance.

WPP materiality assessment



1 Including anti-bribery and corruption, client work ethics such as sensitive products and marketing to children, operating in sensitive countries, ethical standards among partners (JVs, affiliates, associates) and acquisitions.
2 Including sustainable consumption.
3 Including environmental impacts of marketing campaigns.

Quantifying our impacts

We aim to maximise the positive value our business brings and to minimise negative impacts. To help us do this, we carry out research to quantify our impacts in terms of their monetary cost or benefit to society. This enables us to compare the relative significance of different types of impacts and, over time, may help us to enhance our positive contribution.

Our latest research findings are summarised in the diagram below. They show a significant positive economic impact through payments to governments, our people and supplier partners as well as a positive social impact through our social investment and activities such as training and internships.

Among the impacts we have valued, our main negative impact relates to the cost to society and future generations of greenhouse gas emissions associated with our business activities. Waste disposal is also a negative impact.

Some impacts are very difficult to quantify and we are not yet able to include them in our analysis. For example, if our communications services help clients to increase product sales this could stimulate growth and help create jobs but could also increase consumption of resources. These impacts may also vary significantly from project to project depending on the nature of the client's business and the particular assignment undertaken.

The methodology used to evaluate our impacts is outlined on our website, wpp.com/sustainability.

Summary of our impact



Our people
£7.6bn
Paid to our people in salaries and benefits, provides cash injection into local economies in the 112 countries in which we operate.

Governments
£1.6bn
Tax payments to governments support public service provision and local socio-economic development.

The economy
£13.1bn
The direct contribution our activities make to the worldwide economy.

Carbon emissions
£5.3m
Net cost to society from greenhouse gas emissions caused by our business activities.

Waste
£0.1m
The cost to society from waste we generate that isn't recycled.

Supplier partners
£3.0bn
Our expenditure with supplier partners provides indirect benefits to the economy, supporting livelihoods and job creation.

Youth employment
£8.0m
Internships at our companies created benefits by helping some young people find jobs more quickly.

Social investment
£397m
Beyond the initial donation, our social investment contributes to improving health, community cohesion, human rights and the environment.

Skills
£38.9m
The additional human capital benefit for our staff undertaking training courses.

- ● Positive impact
- ● Negative impact
- ● Indirect impact

Economic · Environmental · Social · **Our impact**

Sustainability KPIs summary

	Performance in 2017
£2.11 billion revenue from clients who engaged with WPP on sustainability	Increased
188,100 people completed refreshed anti-bribery and corruption training since 2016	Increased
187,100 people completed our ethics training since 2016	Increased
208,000 people completed online Privacy and Data Security Awareness training since 2016	Increased
35% women in executive leadership	Improved
49% women in senior management	Improved
21% ethnic minorities in senior management in the UK and US	No change
28% ethnic minorities in our workforce in the UK and US	No change
£44.9m training spend, £334 per person	Reduced
74% satisfied with work-life balance	Improved
1.71 tonnes of CO_2e per person (target 1.8)	Improved
20% of floor space certified to advanced green building standards (target 25%)	Improved
26% of electricity from renewable sources (target 25%)	Improved
£12.7m in pro bono work	Improved
£7.7m in charitable donations	Improved
Social investment equivalent to 0.97% of reported profit before tax	Reduced
£29m worth of free media space negotiated by WPP companies	Improved
£49.4m total social contribution, equivalent to 2.36% of reported profit before tax	Improved

About our reporting

We have been reporting on our sustainability performance since 2002. We aim for sustainability to be embedded into the way we work and to reflect this in our reporting to investors and other stakeholders. This year we have further integrated sustainability into our Annual Report through this review. We also provide further details, data and case studies at wpp.com/sustainability.

Sustainability data is for the calendar year 2017. The majority of our data is collected quarterly through our Group financial reporting system. This covers all subsidiaries of the Group – 134,000 direct employees. It does not include associate companies or joint ventures. Some people data is collected through an HR Survey issued to our global HR directors. This covers 79% of the Group.

Our carbon footprint, some environmental and some people data is verified by Bureau Veritas, an independent assurance provider. Its verification statement is published on our website, wpp.com/sustainability.

Online information
More information on our approach to sustainability including additional performance data and case studies from our companies is published on our website, wpp.com/sustainability.

Sustainability and our client work

Effective marketing has the power to shape ideas and change behaviour. It can be a powerful tool to bring about positive change on social and environmental issues and to help brands, governments and NGOs achieve their sustainability goals. Given the power of marketing, it is essential that we meet high ethical standards in our work, have clear policies and procedures governing the way we operate and support our people to make the right decisions.

Sustainability in marketing

We work with clients on sustainability across our disciplines. This work is growing in importance as more of our clients seek to develop brands with purpose and to integrate social and environmental values into their communication. This can include:

- **Data investment management:** Providing insight into future trends, changing consumer attitudes to social and environmental issues and testing the impact of sustainability strategy and communications approaches.
- **Brand consulting:** Integrating social and environmental values into brand and business strategy.
- **Consumer and citizen communications:** Helping clients communicate credibly with consumers and citizens on sustainability. This can include cause-related marketing that brings together brands with charities and social marketing campaigns for NGOs and governments addressing health, safety and environmental issues.
- **Internal communications:** Engaging internal audiences on social and environmental issues.
- **Stakeholder communications:** Our public relations and public affairs companies help clients to communicate with regulators, the media, NGOs and the public on sustainability issues.

Ethical standards and culture

We aim to create a consistent culture across WPP companies and locations, helping our people to apply our standards and make the right decisions. Our policy framework is supported by training and guidance for our people and the work of our HR, compliance, audit and sustainability teams.

The WPP Code of Business Conduct provides the ethical framework for WPP and our companies. It summarises our values, principles and key points of policy that apply to everyone at WPP. It is supported by more detailed policies in areas such as anti-bribery and corruption, hospitality and gifts, facilitation payments and the use of third-party

advisors as well as our Human Rights Policy Statement and Sustainability Policy. Our companies incorporate these principles into their own policies and procedures.

All our people complete online ethics training, which helps them deal with a wide range of ethical, social and environmental subjects they may encounter in their work. Topics covered include diversity, human rights, conflicts of interest and avoiding misleading work.

Our online training on anti-bribery and corruption covers the Foreign Corrupt Practices Act and UK Bribery Act on issues such as hospitality and gifts, facilitation payments and the use of third-party advisors.

Training is updated every 2-3 years and our people are required to repeat the training following each update and on joining the Group. As part of our audit process, we monitor for non-completion of training and remediate where we find this. Over 188,100 people have completed our anti-bribery and corruption training and over 187,100 have completed our ethics training since the last update in summer 2016.

Management and compliance

Responsibility for ethics and compliance lies with our Group Chief Counsel. We have a Group-level Committee that meets regularly to discuss ethical and compliance issues and new risk areas. Committee members include the Group Chief Counsel, Group Chief Privacy Officer and Deputy General Counsel, Director of Internal Audit, Group Finance Director and the Chief Talent Officer. The Committee met twice in 2017.

Senior managers in all our companies and our business and supplier partners are asked to sign a copy of the WPP Code of Business Conduct each year to confirm they will comply with its principles.

Breaches or alleged breaches of our Code are investigated by the WPP legal and internal audit teams. Our people can report concerns or suspected cases of misconduct in confidence through our third party-managed Right to Speak facility, overseen by our legal and internal audit departments. Our people can access it via phone or email and report concerns in their local language. It is publicised through induction packs, the Group intranet, the WPP Policy Book and our ethics training. There were 106 calls made via Right to Speak during 2017, all of which were followed up, investigated where appropriate and reported to the Audit Committee.

Associates, affiliates and acquisitions

We expect associate companies (those in which we hold a minority stake) and affiliate companies (preferred partners to whom we may refer business) to adopt ethical standards that are consistent with our own.

Our due diligence process for acquisitions and expansion into new markets includes a review of ethical risks including those relating to bribery and corruption, human rights or ethical issues associated with client work.

Acquired businesses must adopt our policies and their people must undertake our ethics training within a month of joining the Group. This is included in the integration plan agreed before the acquisition is finalised and we monitor progress after acquisition.

Compliance with marketing standards

We expect our companies to comply with all relevant legal requirements and codes of practice for marketing standards in the work they produce for clients. A small number of the campaigns we produce give rise to complaints, some of which are upheld by marketing standards authorities. Our companies take action where needed to prevent a recurrence.

Our agencies have policies and processes to ensure that online advertising does not appear on sites with illegal, illicit or unsuitable content. We work with suppliers and other partners on this issue and support initiatives such as The City of London Police Operation Creative. In 2017, GroupM participated in the EU Commission 'Follow the Money – Online Advertising' IPR enforcement expert meetings.

Ethical decisions in our work

Our work for clients can sometimes raise ethical issues, for example work for government clients, work relating to sensitive products or marketing to children. We have a review and referral process for work that may present an ethical risk.

Before accepting potentially sensitive work, our people are required to elevate the decision to the most senior person in the relevant office and then to the most senior executive of the WPP company in the country concerned, who will decide if further referral to a WPP executive is required. Our people are trained on this referral process during our ethics training.

Companies also have copy-checking and clearance processes through which campaigns are reviewed by the legal team before publication. Requirements are particularly comprehensive in sectors such as pharmaceutical marketing which are highly regulated.

Human rights

Respect for human rights is a fundamental principle for WPP. We aim to prevent, identify and address any negative impacts on human rights associated with our business activities. We look for opportunities to positively promote human rights, including through our pro bono work.

Our human rights policy statement summarises our approach. It reflects international standards and principles, including the International Bill of Human Rights, the UN's Guiding Principles on Business and Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the Children's Rights and Business Principles. It is published on our website, wpp.com/sustainability.

We are a member of the United Nations Global Compact and committed to its 10 principles, including those relating to human rights. This review forms part of our third communication on progress and further information is published on our website.



Our direct and indirect human rights impacts

- Direct impact
- Indirect influence
- Indirect influence
- Indirect influence

Our people

On-site contractors

Workers in our supply chain

Citizens and consumers impacted by our client campaigns and pro bono work for human rights organisations

Our main human rights impact is as a major employer. We aim to embed respect for human rights into our employment practices. This includes encouraging diversity, preventing discrimination, providing safe workplaces, recognising the rights of our people to freedom of association and collective bargaining, and not tolerating harassment or any form of forced, compulsory or child labour. Human rights is included in our compulsory ethics training.

We work with supplier partners on human rights and set clear standards through our Supplier Code of Conduct, see page 59.

How we're doing
Sustainability review
Sustainability and our client work

We do not tolerate any form of modern slavery, forced labour or human trafficking in any part of our business or supply chain. See page 60 and our Modern Slavery Act Transparency Statement for more information.

Living wage
In the UK we are now a living wage employer accredited by the Living Wage Foundation. This means that WPP, the parent company, and all our UK companies pay the voluntary living wage to our people and all on-site contractors such as cleaning, security and catering staff in the UK. This exceeds the UK's statutory national living wage.

Our policy is not to offer unpaid internships and apprenticeships anywhere in the world.

Operating in sensitive countries
We use a variety of sources to understand and manage any risks associated with different countries of operation, including the Transparency International Corruption Index, Human Rights Watch country reports and any relevant governmental guidance. We comply with all relevant sanctions regimes.

Human rights and marketing
Client marketing campaigns can have an impact on human rights and, where relevant, we work with our clients on these issues. This includes protecting children's rights in relation to marketing. WPP companies will not undertake work designed to mislead on human rights issues.

Our companies provide creative services to organisations involved in protecting and promoting human rights, often on a pro bono basis. This is our main opportunity to positively promote human rights. Many examples are included in our Pro bono book, wpp.com/probono/2017.

Public policy and lobbying
We are involved in public policy activity in two ways. Our public affairs businesses carry out work for clients, including direct lobbying of public officials and influencing public opinion. On occasion, we also engage in the public policy process on issues that affect WPP and our companies.

We believe that business can make a valuable contribution to the debate on regulation and government policy. However, to protect the public interest, it is important that business lobbying is conducted with honesty, integrity and transparency.

Our public affairs companies include: Burson Cohn & Wolfe and its affiliates: Prime Policy Group, Direct Impact and Penn Schoen Berland; Finsbury; Glover Park Group; Hill+Knowlton Strategies and its affiliates: Dewey Square Group and Wexler & Walker Public Policy Associates; OGR; Benenson Strategy Group. The majority of their work takes place in the US and the EU, although many clients are multinational businesses.

Our standards
Our political activities are governed by our Code of Business Conduct and other ethical policies (see above), which commit us to acting ethically in all aspects of our business and to maintaining the highest standards of honesty and integrity. These apply to all employees, directors and entities in the Group.

Many of our companies are members of professional organisations and abide by their codes of conduct. Examples include the UK's Association of Professional Political Consultants (APPC), the self-regulatory body for UK public affairs practitioners, and the European Public Affairs Consultancies' Association (EPACA), the representative trade body for public affairs consultancies working with EU institutions.

WPP companies comply with all applicable laws and regulations governing the disclosure of public affairs activities. In the US, this includes the Lobby Disclosure Act and the Foreign Agent Registration Act, which are designed to achieve transparency on client representation and require lobby firms to register the names of clients on whose behalf they contact legislators or executive branch personnel. A number of our companies are listed on the voluntary EU Transparency Register of lobbying activities.

It is WPP's practice that those of its US companies whose sole or primary business is lobbying have representatives of both major political parties among senior management.

We will not undertake work that is intended or designed to mislead. We do not knowingly represent 'front groups' (organisations which purport to be independent NGOs but are controlled by another organisation for the purpose of misleading) and seek to ensure we are aware of who the underlying client is before taking on work.

Mark Linaugh, Chief Talent Officer, has overall responsibility for our public affairs practices and is a member of our Ethics Committee. Ultimate responsibility for our political activities rests with our Executive Directors.

Any associates carrying out political activities on our behalf are expected to comply with our Code of Business Conduct and other relevant policies.

Political contributions

Our policy on political donations is included in the WPP Policy Book that applies to all WPP employees and companies worldwide. Our internal audit team assesses compliance with our Policy Book as part of its Group-wide audit program. WPP the parent company does not make political contributions. WPP companies are not permitted to make cash political donations. Any other donations require prior approval of the Executive Directors. This includes attendance at political party conferences and events which are classed as political contributions in some jurisdictions.

Political action committees

In countries where it is consistent with applicable law, individuals working at WPP companies may make personal voluntary political contributions directly to candidates for office. Several of our businesses, including Burson Cohn & Wolfe/Prime Policy, Glover Park Group, Hill+Knowlton Strategies and Wexler & Walker, also maintain political action committees (PACs) which accept voluntary donations from their people to support political candidates. During 2017 and early 2018, around $172,000 was given through these PACs to federal candidates.

Lobbying and political advocacy

We occasionally contribute to the debate on public policy issues relevant to our business, sometimes operating through our public affairs companies. For example, we support a Brexit deal that allows freedom of movement for qualified employees and we are working with other businesses and the CBI to engage with the UK Government on this issue.

We engage in partnerships and advocacy on sustainability issues, for example, through the Common Ground initiative in support of the UN Global Goals, see page 61. WPP is one of the founding members of the Business Against Slavery Forum in partnership with other businesses and the UK Government.

We gave evidence to a number of Government committees during 2017 in the UK. Bethan Crockett, Senior Director of Brand Safety and Digital Risk at GroupM, gave evidence to the Select Committee on Digital, Culture, Media and Sport inquiry on fake news. Sir Martin Sorrell gave evidence to the House of Lords advertising industry inquiry. Our companies also contribute to public debate in areas where they have expertise and a special interest – our digital and research companies, for example, are involved on privacy and data protection issues.

We follow Government rules in relation to 'cooling-off' periods for people joining WPP from public office or the public sector.

Membership of trade associations

We are members of trade associations, industry groups and memberships organisations which undertake lobbying activity on behalf of their members.

At a parent company level our memberships in the US are the American Benefits Council, British American Business Inc, The Business Council, Business Roundtable, Council on Foreign Relations, Northeast Business Group on Health and the Wall Street Journal CEO Council.

In the UK they are the All Party Parliamentary Corporate Responsibility Group, British American Business London Transatlantic Council, Business Disability Forum, CBI, Chambre de Commerce Française de Grande Bretagne, China Britain Business Council, Institute of Business Ethics, PARC, Trilateral Commission, Women on Boards and the World Economic Forum.

Memberships at an operating company level include the local advertising, PR, public affairs, market research or other relevant industry association as well as national chambers of commerce and business councils.

Privacy and data security

WPP companies work with many categories of data and we use the term data in its broadest sense. We include within this definition client data, consumer data and all information and data related to the operation of our businesses.

We have rigorous privacy and data security standards and procedures governing how we collect, use and store this data to protect consumer privacy and reduce risks to our business.

We further strengthened our procedures in 2017 to ensure we comply with the requirements of the EU's General Data Protection Regulation (GDPR) across our business.



How we're doing
Sustainability review
Sustainability and our client work

Our policies and standards

Our Data Code of Conduct applies to all WPP companies and provides a clear framework for the responsible collection, management, use and protection of data. It is supported by our global IT security, privacy and social media policies and our security standards, known as our General Computing Controls, which are based on ISO 27001. These standards will include GDPR from 2018. Where necessary, we are reviewing and updating our policies to ensure they reflect the GDPR requirements.

We have appointed a Group Chief Privacy Officer to lead our work on privacy and partner with our companies and security and audit teams to promote privacy best practices.

Privacy leads in our companies oversee the implementation of our policies at a local level. They report progress to the Group via our Group Chief Counsel, Group Chief Privacy Officer and Group Finance Director.

Any supplier who collects, manages or stores employee, consumer or client data on behalf of WPP, our companies and our clients must have the right data security and privacy standards in place. We conduct due diligence on data suppliers and embed privacy requirements in our supplier contracts, which include reference to GDPR.

Training and resources

Our SAFER DATA platform provides information, guidance and resources to help our people understand privacy risks and to apply our policies to their work.

We have added a range of resources to help our companies comply with the GDPR and engage with clients and suppliers on privacy. These include our GDPR toolkit, which contains guidance notes, model data protection contract clauses, template privacy impact assessment tools, policy templates and other resources.

The portal also includes a 'SAVEMYDATA' reporting tool, to allow our people to raise concerns and questions they have about data issues direct with our in-house legal teams.

Privacy and data protection are everyone's responsibility. All employees in the Group complete our mandatory global online Privacy & Data Security Awareness training. This has been completed by 208,419 people since 2016.

We have also conducted over 50 face-to-face training sessions with our companies and country leads on GDPR, in Europe, Asia and North America.

Managing privacy risks in our companies

We take a risk-based approach to managing privacy, prioritising engagement with our companies who collect and use most personal data.

Our annual Data Health Checker survey helps us to identify privacy risks and assess data security practices in our companies. A summary of results for 2017 will be published on our sustainability website in due course.

Our internal audit team reviews privacy risks and practices as part of its Group-wide audit program. In 2018, we will begin auditing company compliance with specific GDPR controls, mandated by our Group Chief Privacy Officer and legal team.

Each of our major company networks now has a GDPR compliance plan for assessing and managing data risks, which includes: conducting supplier due diligence; updating policies and procedures; and training employees.

Some networks have established a GDPR Steering Committee to oversee progress. In addition, in 2017, we created new senior privacy officer roles in our Kantar, GroupM and Wunderman networks to lead their work on GDPR compliance.

Our companies are embedding a range of privacy best practices to align with the GDPR, such as ensuring privacy impact assessments are conducted where appropriate and embedding privacy by design principles within our systems.

We have consolidated and outsourced management of our IT systems and infrastructure across WPP companies. This allows consistency in data security practices.

Working with clients and others

We partner with clients, industry organisations and peer companies on privacy issues. For example, we are working with the Internet Advertising Bureau (IAB) Europe to help develop its GDPR Transparency & Consent Framework.

GDPR also represents an opportunity for the Group to work with clients to help them embed privacy best practice within their marketing and campaign strategies. This includes, for example, the integration of privacy by design principles into deliverables and ensuring GDPR best practice is adopted for managing consent.

Our people

Our clients choose WPP companies because of the creativity and effectiveness of our people. This makes talent management a critical focus for the Group. Our priorities are:
- Attracting and retaining the best, most forward-thinking talent.
- Improving diversity and inclusion.
- Investing in training, development and skills.
- Offering attractive compensation, flexible working practices and a stimulating work environment.

WPP's Talent Team supports leadership and human resources professionals in our companies, providing guidance on current issues and facilitating best practice sharing. Our Code of Business Conduct, Human Rights Policy Statement and Sustainability Policy set out our core principles for people management. Detailed policies and implementation are determined at operating company level, reflecting local circumstances.

Diversity and inclusion
A blend of views and experience helps our teams to create work that connects with our clients' diverse and global consumer base.

We promote and monitor inclusive working practices and support our companies to increase diversity through awareness raising and training, recruitment, policy development, mentoring and flexible working practices. Diversity is already included in our online ethics training completed by all employees and, during 2018, we will add further modules on unconscious bias.

WPP is a signatory to the 4As diversity and inclusion pledge in the US.

Gender balance
We aim for gender balance at all levels within the Group. We have achieved this across the business overall but, despite a small increase this year, women remain under-represented in senior leadership. Addressing this is a priority.

We run mentoring and development programs to support career progression for our senior women. These include:
- **Walk the Talk**, our award-wining program that aims to address the gender imbalance at leadership level. It gives participants the chance to focus on their ambitions and develops their confidence to take the next steps towards their goals. Over 870 senior female leaders had participated by the end of 2017.

- **The X Factor**, led by Charlotte Beers, the former global CEO of Ogilvy & Mather and Chairman of J. Walter Thompson, prepares participants for the next level of executive leadership. 114 senior women have participated to date.
- **WILL: Women in Leadership Lessons** is our growing collection of programs targeted at enhancing the professional development of the Group's high potential and mid-career women. WILL programs have run in three countries, with 264 women leaders from 57 WPP companies attending to date.
- Our **WPP Stella** network aims to address barriers that could prevent women progressing to senior levels within the Group and to facilitate the sharing of good practices between our companies. It runs events, coaching and training and a speaker database to raise the internal and external profile of our senior women. Piloted in the UK, we will be rolling out the network to additional geographies in 2018.

We support the UK Creative Equals program, which aims to get more women into creative departments and creative leadership roles. In the US, we support the 3% Movement which aims to increase the number of women and people of colour in creative director roles.

We support wider efforts to tackle gender inequality through our Common Ground initiative, see page 61.

Gender diversity 2013–2017

% women	2017	2016	2015	2014	2013
WPP Board	25%	29%	29%	24%	29%
WPP Board Non-Executive Directors	30%	33%	33%	29%	36%
Executive leaders and directors (operating companies)	35%	34%	33%	31%	32%
Senior managers	49%	48%	47%	46%	47%
Total employees (full-time equivalent)	54%	54%	54%	54%	54%

Gender pay gap
We published our first UK Gender Pay Gap Report in March 2018. Our pay and bonus gaps reflect the lower proportion of women in our upper pay quartile. We are committed to improving the gender balance of our leadership teams, which is the key to tackling our gender pay gap. The report is available at wpp.com.



Workforce gender balance (UK) %

● Men **51%**
● Women **49%**

Gender pay gap, group median (middle)

14.6%

Gender pay gap, group mean (average)

25.5%

	Women	Men
Proportion receiving bonus	43.4%	44.9%

	Median	Mean
Gender bonus gap	46.3%	84.1%

Further data on our gender balance is shown on pages 52-53.

Flexible working and support for working parents

We estimate around 23% of our workforce have flexible working arrangements which include part-time working, flexible start and finish times, home working as well as career breaks and sabbaticals.

We track return rates after maternity leave, a stage at which we risk losing female employees. Our data, which covers 67% of our companies, shows that 91% of women return to work after maternity leave, including 24% who return part-time. Almost half of our companies (48%) offer parental leave benefits that exceed local legal requirements.

Ethnic diversity

We aim for our workforce to reflect the ethnic diversity of the markets we operate in. We measure ethnic diversity in our businesses in the UK and the US, using national definitions of ethnic/racial minorities: the Equality and Human Rights Commission in the UK and the Equal Opportunity Commission in the US. In 2017, 28% of our people in these countries were from ethnic minorities (2016: 28%).

Our companies' activities to increase the recruitment, retention and promotion of ethnically-diverse candidates and employees include: partnering with specialist recruiters, diversity organisations and specific industry programs; attending career fairs targeting diverse candidates and working with colleges that have a diverse student base; and internships and apprenticeship programs designed to attract diverse candidates.

Age diversity

Our industry has traditionally employed a young workforce but our age diversity is increasing over time. A mix of ages is beneficial to creativity and helps us create work for clients that appeals to the broadest consumer base, enabling clients to respond to the ageing population in many of our key markets.

Around 18% of WPP companies have introduced measures to support the recruitment and retention of older people.



Age diversity in 2017 %

● 19 or under **1%**
● 20-29 **35%**
● 30-39 **37%**
● 40-49 **18%**
● 50-59 **7%**
● 60 and over **2%**



Ethnic minorities (UK and US) %

● Executive leaders
● Senior managers
● All employees

	2013	2014	2015	2016	2017
Executive leaders	10	11	13	16	16
Senior managers	18	19	20	21	21
All employees	25	26	26	28	28

Disability

Disability, mental illness or other health conditions may affect anyone at some point during their working life. We aim to provide the right support to enable people affected by disability to play a full role in our companies.

Nationalities and local recruitment

We operate in 112 countries and value the diversity of perspectives our multinational workforce brings to the Group. There are nine nationalities currently represented on the WPP Board. We estimate that globally 68% of senior managers were recruited from the local country or region in which they work.

LGBT diversity

We encourage the recruitment, retention and development of people from the LGBT communities. With LGBT buying power significant and growing, we also work with clients to reflect LGBT diversity in marketing.

Our companies' involvement includes: attending, sponsoring and hosting LGBT-related events; attending careers fairs targeting LGBT candidates; establishing LGBT employee resource networks (such as Burson PRide, Global Team Blue Pride, Grey Pride, Ogilvy Pride and PrideM); and working with external partners such as the PRCA LGBT Group, Stonewall and Reaching Out MBA.

We have issued guidelines to our heads of human resources in all WPP companies globally on how to manage gender transition in the workplace.

Non-discrimination and anti-harassment

WPP does not tolerate harassment, sexual harassment, discrimination or offensive behaviour of any kind.

We select and promote our people on the basis of their qualifications and merit, without discrimination or concern for factors such as race, religion, national origin, colour, sex, sexual orientation, gender identity or expression, age or disability. These commitments are set out in our Code of Business Conduct, which applies to all our people and is available on the WPP website, in our Policy Book and on our intranet. Employees are trained on our commitment through our online ethics training, 'How we behave'.

People are encouraged, in the first instance, to discuss any concerns or suspected cases of harassment or discrimination with their line manager, local human resources representative or senior manager. We also have an independently operated 'Right to Speak' helpline, which people can use to report concerns confidentially and anonymously.

Training and development

We are proud to invest in many significant development programs that prepare our talent to respond to changing client requirements. This year we increased our focus on programs which equip our people to work horizontally, connecting across the breadth of our Group to deliver for the growing number of clients who seek this type of service.

Overall, we spent £44.9 million on training in 2017 (2016: £45.1 million) with 63% of our people taking part in formal training programs, averaging 5.6 hours per person.

Our Group training programs include:

- **Maestro: Orchestrating Client Value:** Develops the effectiveness and confidence of our senior client-facing people inspiring courage, collaboration and innovation. There have been 4,369 participants from 158 WPP companies since 2003. We've now launched Maestro Fusion, a five-day course to help our Client Team Leaders navigate complex business issues and to transform client and internal relationships from transactional to trust-based partnerships.

- **WPP Mini MBA:** Workshops to help our rising talent broaden their business and marketing knowledge, develop leadership skills, and deliver client value. To date, 3,160 of our people have participated. Our latest module is focused on horizontality and how to help clients who look to WPP to provide an agile, integrated and bespoke partnership across multiple disciplines. It covers mindsets and skills including: relationship building, communication and influence, cross-cultural competence and discipline fluency.

- **WPP Fellowship:** Our pioneering three-year program develops high-calibre management talent with experience across a range of marketing disciplines. 204 Fellows have gone through the program or are participating.

- **WPP MBA Fellowship program:** A global multidisciplinary program for MBA graduates, with 82 participants to date.

- **WPP Leadership Toolkit for Managers:** An interactive educational resource hosted on our Group intranet. Provides knowledge and tools to help users demonstrate effective leadership, nurture their teams, and align them behind organisational goals.

- **The Learning Hub:** A new searchable database that enables WPP companies to share training resources and best practices. The database includes 310 resources so far.

49

Within our companies, employees can participate in a further range of training opportunities to develop their professional skills, leadership competencies and functional expertise.



Training by category %

Industry-specific skills	30%
Business skills	22%
Function skills	4%
Privacy & data skills	2%
Management skills	9%
Leadership, strategy & business development	15%
Diversity & inclusion	4%
English language	7%
Other	7%

During 2017, 80% of our people participated in a formal appraisal process, and 70% of executive leaders and 68% of senior managers had a 360-degree appraisal.

To retain talented people within the Group, we offer opportunities for growth and development through our many locations and businesses. Around 21% of vacancies were filled by people already working within the Group. Springboard, our online Job Board, helps our people find new roles within our companies in the UK, China, Hong Kong and Singapore.

Internships and apprenticeships

Our companies offered 7,888 paid internships and apprenticeships during 2017 to attract young people into our industry (2016: 6,413). Examples are included on our sustainability website.

It is WPP's policy that all internships and apprenticeships should be paid positions so they are accessible to people from all socio-economic backgrounds. Many internships focus on diverse candidates. In the US, for example, several of our companies participate in the American Association of Advertising Agencies' Multicultural Internship Program (MAIP).

Further data on training, apprenticeships and internships is shown on pages 52-53.

Education partnerships

We partner with schools, colleges and universities to promote our industry, build skills and create a future pipeline of talent. Our involvement ranges from strategic partnerships with leading universities to working with local schools. Many of our people serve as visiting lecturers or teachers.

Investment in skills is particularly important in faster-growing markets where our industry is less well established. Our key partnerships include: the WPP School of Communications and Marketing at the Shanghai Arts and Design Academy; our partnership with the Indian School of Design and Innovation in Mumbai; and the WPP Africa Academy in Johannesburg.

In the UK, we are participating in the Pearson College Rotational Degree Apprenticeship that enables young people to combine apprenticeships across different leading corporations with a business degree.

Monitoring employee views

We value feedback from our people on our policies and practices. We use surveys, and structured engagement with employee representatives as well as informal day-to-day dialogue to provide insight into our people's views and engagement with their work.

Employee surveys are carried out at operating company level but we include a set of standard questions to enable us to compare results in different parts of the business. Results are published on our sustainability website. Exit interviews can also provide valuable feedback on our employee experience. In 2017, 80% of leavers had exit interviews (2016: 83%).

Labour relations

We support the right of our people to join trade unions and to bargain collectively. We aim to have positive relations with unions and employee works councils. In our industry, trade union membership is relatively low. In 2017, around 8% of our people were members of trade unions across 37 countries (2016: 5%). There were 4,116 consultations with works councils, of which the majority were in Europe.

We aim to avoid compulsory redundancies where possible and, in cases where redundancies are necessary, our HR teams and Employee Assistance Programs support affected people.

We are transparent in reporting the number of cases against WPP companies through employment tribunals and other external channels. In 2017, 267 cases were reported, compared to 280 cases in 2016. During the year, 333 cases were finalised (including cases reported from prior years). Of these, 37 were withdrawn, 58 agreed between parties, 142 judged against Group companies and 96 judged in favour.

Health, safety and well-being

Supporting our people in looking after their physical and mental health and well-being helps us to attract and retain the best people, improve productivity and effectiveness and reduce the costs of sickness absence. The main health and safety risks within our workplaces are stress and ergonomic injuries.

Within our operating companies our employees can access a range of health and well-being benefits such as: fitness facilities or subsidised gym memberships (63% of our companies); health and nutrition services (56%), including health insurance and medical assessments; counselling services (52%), including employee assistance programs; and ergonomic risk assessments and specialist equipment (64%). Factors such as office design and flexible working policies (page 48) can also play an important role in employee well-being.

Stress is a particular challenge in our fast-paced and client-focused industry. We need to take a dual approach – ensuring we have the right policies and procedures to identify and prevent stress as well as an open culture where our people feel able to talk about concerns and get support when they need it.

In markets where there is a long-hours culture, our companies take additional measures, such as restrictions on overtime and monthly review of overtime data by agency management, as well as targeted support for employees.

Management and performance

Health and safety systems and procedures are managed within our companies and include training, audits and risk assessments.



Days lost due to sickness

The overall sickness rate was 3.4 days per person in 2017 (2016: 3.2 days). This includes both non-work related illness or injuries, work-related injuries and work-related occupational diseases such as work-related stress or repetitive strain injuries. There were no work-related fatalities in 2017.

People and training

We aim to achieve a gender balance in our workforce at all levels and to invest in our people's skills through training and development. Here we show data in our mature markets and some of the world's faster-growing markets.*



USA
🧍 814 ⭐ £469

UK
🧍 181 ⭐ £603

Spain
🧍 325 ⭐ £274

France
🧍 404 ⭐ £232

Mexico
🧍 34 ⭐ £58

Colombia
🧍 81 ⭐ £57

Brazil
🧍 755 ⭐ £113

Nigeria
🧍 3 ⭐ £475

Argentina
🧍 3 ⭐ £135

South Africa
🧍 206 ⭐ £545

*Top 10, BRIC, Next 11 (the Group has no operations in Iran), CIVETS and MIST.



People
● Male
● Female

Executive leaders
● Male executives
● Female executives

🧍 Paid apprenticeships and internships
★ Training spend per person

The size of each pie chart is relative to the total permanent headcount in each country.

Germany
🧍 762 ★ £484

Russia
🧍 32 ★ £70

Greater China
🧍 1,899 ★ £193

Japan
🧍 5 ★ £440

Turkey
🧍 18 ★ £155

Pakistan
🧍 9 ★ £267

Bangladesh
🧍 138 ★ £47

South Korea
🧍 320 ★ £279

Egypt
🧍 0 ★ £154

India
🧍 351 ★ £82

Vietnam
🧍 79 ★ £216

Philippines
🧍 4 ★ £382

East Africa
🧍 0 ★ £84

Indonesia
🧍 129 ★ £153

Australia
🧍 10 ★ £450

53

Environment

We aim for WPP to be a low carbon and resource efficient Group.

Climate change and our business

Climate change is a major threat to global social and economic development. We support urgent action to tackle climate change through the Paris Agreement. We have been working to cut our carbon footprint since 2006.

Taking action on climate change reduces risks to our business. It cuts costs associated with energy use and travel; enables us to comply with the environmental requirements in client tender processes; supports employee engagement; and strengthens our credibility as advisors to clients on sustainability communications.

Governance and risk management

Paul Richardson, Group Finance Director, has overall responsibility for our climate change strategy and risk management. He gives an annual assessment of sustainability risks and opportunities (including climate change) and performance to the Board.

Climate change-related risks are integrated into our overall risk management processes. Performance and updated risk implications are reviewed by the Audit Committee on a bi-annual basis. Assessment of risk is informed by feedback from investors, clients and our people. Types of risk considered include potential for increased regulatory requirements, financial risks associated with energy costs, reputational risks, physical risks (i.e. weather-related) to our offices, and the opportunities to advise our clients on sustainability strategy and communications and low-carbon products. We are analysing how the transition to a low-carbon economy

in line with the Paris Agreement may affect our client base and the potential impact on WPP.

We support the Task Force on Climate-related Financial Disclosures and aim to develop our disclosures in line with the Task Force's recommendations.

We estimate the cost to society from our emissions to be £5.3 million, see page 40.

Our climate strategy

We work to reduce our carbon emissions through a focus on:

- **Office energy use:** Improving the energy efficiency of our buildings and IT, and consolidating our office space.
- **Air travel:** Reducing non-essential flights by promoting video conferencing. We offset 100% of emissions from our business air travel.
- **Renewable energy:** Increasing the proportion of renewable electricity purchased.

Our target was to reduce carbon emissions to 1.8 tonnes of CO_2e per person by 2020, a 47% reduction on our 2006 baseline. We also have an annual reduction target of 4%. We use a carbon intensity target per person, as headcount is closely linked to levels of business activity and this allows us to reflect the impact of acquisitions and disposals without needing to adjust our baseline.

We have met our target ahead of a schedule and will set a new target during 2018. We aim to align our target with climate science and the requirements of the Science Based Targets Initiative.

We participate in the CDP Climate Change program, a collaboration of institutional investors, and scored B in 2017 for our climate strategy and reporting (2016: A-).



Decoupling emissions from business growth Index (2006 = 100)

Performance in 2017

We reduced our carbon footprint per person by 8% year-on-year and by 50% against our 2006 baseline. We also reduced our carbon footprint per £million revenue by 13% year-on-year and by 67% compared with 2006.

Since 2006, we have reduced absolute carbon emissions by 39,800 tonnes, a 15% reduction.

The reduction in our carbon footprint this year is due to improvements in office energy consumption, an increase in the proportion of energy purchased from renewable sources including renewable energy certificates (RECs) and a reduction in business air travel. Changes in scope 2 carbon emissions factors reflecting a global increase in renewable energy generation have also had an impact.

Our energy use decreased by 3% year-on-year due to improvements in office energy efficiency and consolidation of office space. Since 2006, our total energy use has increased by 7% but energy use per person has fallen by 37%.

Air travel fell by 4% year-on-year (total miles travelled and miles per person). This is due to cost controls as well as an increase in the use of our videoconferencing facilities. Since 2006, total miles travelled have increased by 32% but miles per employee has fallen by 22%.



Carbon intensity 2006-2017 Tonnes of CO_2e

1.71 1.80 15.03

- ● Headcount intensity (left scale)
- ● Revenue intensity (right scale)
- ● Target headcount intensity



Carbon footprint in 2017 %

● Stationary fuel combustion	**3%**
● Purchased electricity	**45%**
● Business air travel	**39%**
● Other estimated impacts	**13%**

Building and IT energy use

We invest in low-carbon, energy-efficient office buildings. We are also consolidating our offices, aiming to use space more efficiently and encourage collaboration between our companies. When we lease, purchase, fit out or renovate a building larger than 50,000 square feet, we require it to be certified to an internationally-recognised green building standard. This includes the US standard LEED and the UK standard BREEAM. We estimate this reduces energy use by around 21% per location.

Offices below 50,000 square feet must either be certified or assessed against our own scorecard covering energy and carbon; water; materials and waste; travel; and health & safety.

Today, over 4.7 million square feet, 20% of our total floor space, is certified to recognised standards (2016: 18%) against our target of 25% by 2020. We have made steady progress since 2007 when 1% of our floor space was certified, and have a pipeline of major projects in cities in Europe, Asia and the Americas.

We aim to design and run our offices in a way that promotes our people's well-being, looking at factors such as indoor air quality (especially in large congested cities), thermal comfort, lighting levels, noise and acoustics. This is good for our people and can contribute to increased productivity. To improve our understanding of healthy buildings, we successfully tested the WELL Building Standard at our operating company GTB's new offices in Shanghai. We aim to follow this standard for major projects.

Our managed print program is being deployed at 56 of our largest locations globally and is expected to reduce paper use by 15% and printer energy use by 61% at these locations.

Carbon emissions statement 2017
CO_2e emissions breakdown (in tonnes of CO_2e)

Emission source		2017	2016	2015	2014	2013	Base year 2006
Scope 1	Natural gas combustion	6,602	6,617	6,677	7,203	8,757	1,946
	Heating oil combustion	1,046	1,234	1,458	2,546	2,548	682
	Total scope 1 emissions	7,648	7,851	8,135	9,749	11,305	2,628
Scope 2	Total purchased electricity at grid average intensity (gross)	130,947	144,962	153,798	159,540	157,471	149,728
	Total purchased heat & steam	1,963	1,884	–	–	–	–
	Less purchases of renewable electricity (see note 6)	30,586	29,941	30,580	21,192	21,299	–
	Total scope 2 emissions (net)	102,324	116,905	123,218	138,348	136,172	149,728
Scope 3	Business air travel	89,518	92,445	98,885	96,590	95,879	81,714
	Other estimated scope 3 emissions (see note 4)	29,924	32,581	34,536	36,703	36,503	35,111
	Total scope 3 emissions	119,442	125,026	133,421	133,293	132,382	116,825
	Total CO_2e emissions (net)	229,414	249,782	264,774	281,390	279,859	269,181
	Total CO_2e emissions (gross)	260,000	279,723	295,354	302,582	301,158	269,181

WPP's carbon intensity (in tonnes CO_2e)

Intensity metric	2017	2016	2015	2014	2013	Base year 2006
Tonnes per employee (net)	1.71	1.86	2.07	2.28	2.35	3.39
Percentage change from 2006	(50%)	(45%)	(39%)	(33%)	(31%)	–
Tonnes per £m revenue (net)	15.03	17.36	21.64	24.41	25.40	45.56
Percentage change from 2006	(67%)	(62%)	(53%)	(46%)	(44%)	–

Office energy use (in megawatt hours)

Energy type	2017	2016	2015	2014	2013	Base year 2006
Direct energy use (natural gas and heating oil)	36,415	37,174	38,287	44,847	52,532	12,099
Indirect energy use (purchased electricity, heat & steam)	293,463	301,863	315,731	314,773	328,374	295,396
Total energy use	329,878	339,037	354,018	359,620	380,906	307,495
% of electricity from renewable sources	26%	22%	21%	14%	15%	0%

Notes to carbon emissions statement 2017

1. Reporting standard
Our carbon emissions statement 2017 has been prepared in accordance with the World Resource Institute (WRI) and World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard, Revised Edition (the GHG Protocol).

2. Greenhouse gases
All greenhouse gases emissions figures are in metric tonnes of carbon dioxide equivalents (CO_2e). They include three of the six greenhouse gases covered by the Kyoto Protocol – carbon dioxide (CO_2), methane (CH_4) and nitrous oxide (N_2O). Per fluorocarbons (PFCs), hydro fluorocarbons (HFCs) and sulphur hexafluoride (SF_6) emissions have been omitted as they are not a material source of greenhouse gases for WPP.

3. Organisational boundary
Emissions data is included for all operations for which WPP and its subsidiaries have operational control. This covers 134,000 people. Associate companies are excluded.

4. Operational boundary
We include the following emissions in our reporting:
- **Direct emissions (scope 1):** Fuel used to heat WPP premises (combustion of natural gas and heating oil).
- **Indirect emissions (scope 2):** All purchased electricity, including electricity purchased at grid average carbon intensity, purchased heat and steam, and renewable electricity purchased under specific contractual instruments, such as green-tariff contracts with supplier partners and energy attribute certificates (e.g. renewable energy certificates in the US or guarantees of origin in the EU).
- **Other indirect emissions (scope 3):** Business air travel and an estimate for other scope 3 emissions that we do not currently measure on a global basis, including emissions from leased cars, taxis and couriers. This estimate is an additional 15% that we add to our carbon footprint and is shown under 'other estimated scope 3 emissions'.

5. Geographic scope
Our CO_2e emissions data covers our worldwide operations.

6. Emission factors
CO_2e emissions have been calculated on the basis of measured or estimated energy use, fuel use and miles travelled, multiplied by the relevant carbon emission factors. Our data is based on the following emissions factors:

Emission scope	Emission factors used
Scope 1 (fuel used to heat WPP premises)	IPCC 2006 Guidelines for National Greenhouse Gas Inventories (using global warming potentials from the 2007 IPCC Fourth Assessment Report).
Scope 2 (purchased electricity)	– For the US: US Environmental Protection Agency eGRID 2016 (released in February 2018) – For the UK: UK Department for Environment, Food & Rural Affairs (Defra), GHG Conversion Factors for Company Reporting (2017) – For all other countries: International Energy Agency, CO_2 Emissions from Fuel Combustion, 2017 Edition
Scope 3 (business air travel)	UK Department for Environment, Food & Rural Affairs (Defra), GHG Conversion Factors for Company Reporting (2017).

We follow the market-based method of the revised version of the GHG Protocol Scope 2 Guidance. For full transparency, we also disclose total electricity purchased at grid average carbon intensity according to the location-based method of the Guidance mentioned above.

7. Data collection methodology
Data used to calculate CO_2e emissions is collected quarterly through WPP's financial reporting system, and includes some estimated data (e.g. in some locations electricity usage is estimated based on headcount or floor space). In 2017, our data covered 99% of our operations by headcount. The remaining 1% was extrapolated based on the Group's total headcount at year-end.

8. External assurance
Our carbon data is reviewed by Bureau Veritas, an independent assurance provider. See its Independent Verification Statement on our website wpp.com/sustainability.

Renewable energy

We increased the percentage of electricity purchased from renewable sources to 26% (2016: 22%), exceeding our 25% target.

In some of our locations it is not possible to purchase electricity via green-tariff contracts. As an alternative, we purchase renewable energy certificates (RECs) in the US, our largest market. Each REC purchased is equivalent to purchasing 1MWh of renewable energy and promotes investment in renewable energy generation.

We purchased 34,900 Green-e Energy certified RECs for 2017, enough to offset 49% of the electricity used by WPP companies in the US. We work with Renewable Choice Energy, a US-based business providing clean energy products and services.

Air travel and offsetting

We aim to reduce unnecessary business travel and use audio and videoconferencing to replace some face-to-face meetings.

Our videoconferencing network now incorporates over 700 units in 155 cities worldwide. We are integrating the system into our online collaboration platforms, enabling us to extend video services to all users within the Group.

We cannot eliminate air travel since face-to-face meetings are often essential to our work with clients. We offset 100% of our remaining air travel emissions by purchasing high-quality carbon credits. We work with South Pole Group, a company that develops emission-reduction projects. In 2017, we invested over £150,000 to support four renewable energy-generation projects in faster-growing economies. Together, these projects generate over 380m kWh of renewable electricity a year and create social benefits including around 400 direct jobs. For example, we are supporting a wind power project in India which generates 268 kWh a year. The project has created 210 jobs during construction and 150 permanent jobs. More information and examples are included on our Sustainability website.

Our operating companies cover the cost of the carbon credits, based on their air travel mileage, which encourages initiatives to reduce air travel. Since 2007, we have purchased and permanently retired over 1.4 million carbon credits.

Value chain emissions

As well as managing our direct greenhouse gas emissions, we can have an influence on indirect emissions associated with our business activities – our value chain (scope 3) emissions.

To help us prioritise our efforts, we have analysed our value chain emissions using data from the UK. This showed that our main sources of greenhouse gas emissions are:

- **Day-to-day activities (direct emissions):** Emissions associated with running our business including office energy use, business air travel, commuting and waste. With the exception of commuting, these emissions are covered by our current carbon strategy and target.
- **Goods and services we buy:** Emissions associated with the goods and services we buy from supplier partners to create marketing campaigns for clients and to run our business.
- **Advertising we place for clients:** Emissions from the physical dissemination of advertising.

More details on our analysis is available on our website. We are exploring how we can work with clients to reduce the carbon footprint of media campaigns.

We aim to work with supplier partners in more carbon-intensive industries to improve their reporting and performance.



Carbon emissions in our value chain %

● Advertising we place for clients	**81%**
● Goods and services we buy	**15%**
● Day-to-day activities	**4%**

Waste and resources

We aim to use resources carefully, to reduce waste and to recycle as much as possible. To assist our companies, we have identified preferred supplier partners for recycling services in all major markets. We work with landlords on waste management in our leased properties.

In 2017, we estimate the Group generated 10,696 tonnes of waste (2016: 10,233) of which 54% was recycled. The remaining 46% was disposed of via landfill or incineration. Our main waste types are electronic waste and office consumables (eg paper, card, cans, plastic bottles and toner cartridges).

Supply chain

We aim to choose suppliers who share our values and meet our standards for ethical conduct, human rights, workplace standards and the environment. Responsible sourcing reduces risks for WPP and our clients.

Our approach includes: setting clear standards; integrating sustainability criteria into supplier selection; identifying and managing risks in key areas of our supply chain; and ensuring compliance with legislation such as the UK's Modern Slavery Act.

About our supply chain

We have a large global supply chain buying goods and services from over 130,000 supplier partners worldwide, with a total global spend of £5.6 billion.

Our main categories of spend include goods and services used to run our companies such as IT, travel, telecommunications, professional services and facilities and those used in client work, such as advertising production, market research and other marketing services.

Our key contracts are negotiated centrally with WPP preferred suppliers. These are managed by our Group Procurement Team. Preferred suppliers are appointed following evaluation against assessment criteria, including risk, operational, commercial and sustainability considerations.

Other contracts are negotiated by budget holders within our companies or centrally by WPP budget holders. Each operating company is expected to maintain a list of locally preferred suppliers based upon the formal selection process outlined in WPP's procurement policy.

Our sourcing standards

We expect suppliers to implement standards that are consistent with our own. Our Supplier Code Of Conduct mirrors the Code that applies to all WPP companies and people. The supplier version includes requirements relating to labour practices (such as wages, anti-harassment and discrimination, and health and safety), human rights (including no child, forced or bonded labour, modern slavery), social impacts (such as anti-bribery and corruption) as well as other sustainability issues. The Code is available on our website wpp.com/wpp/about/howwebehave/governance/.

Our procurement policy is also aligned with the WPP Data Code of Conduct, our data protection and privacy principles, our Sustainability Policy, and our Human Rights Policy Statement.

We take a risk-based approach to engaging with suppliers, focusing on the countries or sectors where we believe non-compliance with our policies is more likely to occur or where breaches of our Code could have the most significant impact on the reputation of WPP or our clients. We look in particular at impacts related to data security and privacy practices, labour practices and human rights, environment and energy consumption. We use third-party sources to help identify risks, such as Maplecroft.

Our supplier engagement focuses on tier-one supplier partners, those with whom we have a direct commercial relationship. We recognise that high-risk practices may be more likely to occur further down the supply chain, for example among raw material suppliers. We aim to influence standards in our extended supply chain by requiring tier-one suppliers to implement their own supply chain management programs.

Supplier selection and engagement

We evaluate potential new suppliers on factors such as assurance of supply, quality, service, cost, innovation and sustainability. Anyone who buys goods and services in WPP companies is required to take the following steps when selecting supplier partners:
- Conduct due diligence to assess whether supplier partners pose a potential financial or reputational risk to WPP or its clients.
- Assess operational, commercial and sustainability criteria to determine whether supplier partners are fit for purpose.
- Apply our anti-bribery and corruption policies.
- Have supplier partners read and sign the WPP Supplier Code of Conduct, confirming that they will comply with our standards.
- Include a right-to-audit clause in purchase orders where appropriate.

Our sustainability team is working with our operating companies to ensure they take a consistent approach to implementing our responsible sourcing standards.

During 2017, we developed two additional sustainability questionnaires to strengthen our due diligence processes for supplier selection. The first, a pre-selection questionnaire, is for use with all potential new suppliers. It assesses compliance with our core standards for legal compliance, labour and human rights practices, environment and supply chain management. The second, a more detailed information request, will be used with selected suppliers to monitor standards in our supply chain and work with suppliers to address gaps and risk areas.

We piloted the questionnaires with over 100 suppliers in higher risk categories and locations including facilities and promotional goods suppliers in the UK, Asia Pacific and South America.

Modern slavery
Respect for human rights is a fundamental principle for WPP. We do not tolerate any form of modern slavery in our business or supply chain. We have assessed the risk of modern slavery for WPP. This found that the risk of modern slavery occurring in our operations is very low.

As part of our due diligence processes we have also assessed the risk of modern slavery amongst our preferred suppliers in nine categories. This showed that almost 90% of our spend with preferred supplier partners is in medium- or low-risk categories for modern slavery such as HR and professional services. Higher risk categories include facilities and promotional goods suppliers.

We found that most of our spend with preferred supplier partners (94%) is in countries deemed medium- or low-risk according to Maplecroft's Modern Slavery Risk Index.

Our Modern Slavery Act Transparency Statement is published on our website and sets out the steps we have taken to ensure that slavery or human trafficking is not taking place in our business and supply chain. Our 2018 statement will include further information and disclosures in response to stakeholder feedback. See wpp.com/wpp/about/howwebehave/governance/.

Supplier diversity
We incorporate diverse supplier partners in our supply chain, including small businesses and those owned by women and minorities. This enables us to comply with client requirements in markets such as the US, and can boost innovation and creativity.



Social investment

Charities and NGOs do vital work in areas such as health, education, human rights and the environment, often with very limited resources.

We can help them increase their impact by providing professional communications services for little or no fee. This pro bono work can play an essential role, enabling them to raise awareness and funds, recruit members and achieve campaign objectives. It benefits our business too, offering rewarding creative opportunities for our people and resulting in many award-winning campaigns that raise the creative profile of our companies.

In addition to pro bono work, our agencies negotiate free media space for charity campaigns, enabling them to reach a wide audience. We also make cash donations and encourage our people to get involved through volunteering and fundraising. Around 53% of our companies have a formal volunteering policy and 60% organised volunteering activities for their people during 2017. Examples are included on our sustainability website.

What we gave in 2017

In 2017, our social investment increased to £20.4 million (2016: £19.5 million), equivalent to 0.97% of reported profits before tax (2016: 1.03%). Cash donations to charities stood at £7.7 million and our pro bono work – based on fees the organisations would have paid for our work if we had charged commercially – was worth £12.7 million. The value of our social investment (pro bono work and charitable donations) increased by 5% on the previous year.

Free media space negotiated by our companies was worth £29.0 million in 2017 (2016: £22.8 million) bringing our total social contribution to £49.4 million (2016: £42.3 million).



Total social contribution £m

- Charitable contributions
- Pro bono
- Free media space

39.4 — 46.9 — 40.2 — 42.3 — 49.4

13 — 14 — 15 — 16 — 17



2017 pro bono work by sector %

Sector	%
Arts	6%
Education	21%
Environment	2%
Health	16%
Human rights	13%
Local community	42%

Social impact

Our support helps NGOs and charities to carry out important work in areas such as improving health and education, and protecting human rights. We have conducted research to understand the value of this impact to society. This shows that our pro bono work and charitable donations generated social benefits worth around £165 million in 2017, (2016: £156 million) for example, by helping to improve health and well-being in communities.

Common Ground

We launched Common Ground in 2016 – a collaboration between the world's six biggest advertising and marketing services groups and the United Nations. Together, our aim is to use the power of communication to accelerate progress towards achieving the 17 Sustainable Development Goals by 2030.

Our focus as WPP is gender equality. More than 26 of our companies have participated so far, developing over 33 projects. Our industry has particular responsibility for identifying and addressing gender-biased stereotypes in the media and for promoting equal opportunities for women and girls. To ensure the longevity of this initiative, we have developed a long-term, strategic partnership with UN Women, focusing on collaboration between local UN offices and WPP companies.

Examples of our work for Common Ground and other pro bono campaigns are included in our Pro bono book (wpp.com/probono2017) and the Common Ground website (globalcommonground.com). ●



The annual essay

A 20th Century Lesson for 21st Century Brands

By Jeremy Bullmore

Many years ago, the late Len Heath, then in his mid-forties, sold his interest in an advertising agency and took me out to lunch. Afterwards, he offered to drive me back to my office.

I protested – my office was no more than 10 minutes' walk away – but Len insisted. And when we got to his car, I understood why. It was a shining, stunning, elegant, arrogant, latest-model Aston Martin.

It was the first time I'd been inside an Aston Martin and it didn't disappoint.

"You may be interested to know why I bought this car," said Len. "I bought it because I saw an advertisement for it."

"Well, fancy that," I said.

"But that's not the interesting bit," said Len. "What's interesting is that I saw that advertisement when I was 14." >

***



I've never tried to track that advertisement down but I don't feel the need to. We can know with some confidence a great deal about it: not only what it was like but what it most certainly wasn't.

It wasn't focused on price. It wasn't a special offer. It didn't emphasise an easy payment scheme. It didn't suggest that stocks were limited. In other words, it was in no way tactical. Its intention would have been to reinforce the facts and feelings about Aston Martin that already existed; to increase its wantability; and so to sell as many Aston Martins as possible, both immediately and forever: *while never seeming desperate to do so.*

> ❝ Advertising's evangelists have long wanted advertising to be recognised not as a cost but as an investment. And it's true that it can be ❞

The client and their agency would have known that only a tiny proportion of individuals could afford an Aston Martin so they must have considered running an exclusively direct mail campaign. Such pinpoint targeting and the ruthless elimination of media waste could have seemed the acme of efficiency. But if they'd adopted that approach, the 14-year old Len Heath would never have been captivated.



For an advertisement to have enough potency to generate a £50,000 sale 30 years later, we can be certain of much more. Crucially, there would have been a client – perhaps an individual, perhaps a number of senior Aston Martin executives – who knew that the car they were offering for sale was a great deal more than the sum of its mechanical parts. Yes, they might have wanted to draw attention to its brake horsepower and its powers of acceleration and any other factual aspects of its competitive performance that could be expressed in hard, verifiable numbers. But they would also have known that there was something about this car that defied definition or deconstruction. They wouldn't have used the word brand because in those days only washing powders were brands but they would have known from their own besotted feelings for the car – and from lengthy conversations with its owners – that for a two-dimensional printed image to convey the heady appeal of this multi-dimensional car, something called artistry was an absolute necessity.

Someone in their agency must have had the vision. There must have been a writer and an art director who, almost certainly elliptically, perhaps even poetically, conjured up the words and the pictures that conveyed the power, the beauty and the downright drama of what, prosaically, was just an extremely expensive motorcar.

The car in the advertisement that Len Heath saw and the car that, 30 years later, Len Heath bought would, physically, have been very different. But the essence of Aston Martin, as captured in the advertisement, had remained alive; and perhaps even been enhanced.

Advertising's evangelists have long wanted advertising to be recognised not as a cost but as an investment. And it's true that it can be. That Aston Martin advertisement was delivering a return 30 years after it had first appeared. A bold claim, certainly; and one impossible to quantify; but no one in marketing can doubt its truth.

Not all advertisements, however, have such investment value. A price promotion advertisement, for example, will contribute nothing to the worth of the brand; indeed, it may actually devalue it. Online advertising can be exceptionally effective at triggering immediate action; but research studies reveal it to be far less effective than traditional mass media at building and nourishing brands over time; though not, it's important to emphasise, at the expense of immediate sales.

The growth of short-termism in marketing has been well-documented. A McKinsey Global Institute report from last year found most executives believing that short-term pressures continue to accelerate. A chief marketing officer is likely to be in his job for a shorter time than any other senior executive. Reporting times continue to shrink. If people are going to be judged and rewarded mainly on the basis of sales volume this quarter, and may well be working on another brand within 18 months, there's little to encourage them to acquire and practise one of the most priceless skills in marketing.

It's not just Aston Martin that has brand values which contain and exceed its functional values. So do all brands, however workaday. That's why they're brands. And it's those values, far more than patents, that protect their brands against predators, that preserve their desirability, that allow them to command a decent price and – just as long as those values are continually refreshed – that give them every chance of delivering well into the future.

❝ It costs no more to be consistently true to the voice of your brand; it just demands diligence – and a small degree of artistry ❞

Over 60 years ago, David Ogilvy wrote: "Every advertisement should be thought of as a contribution to the complex symbol which is the brand image."

Please note: *every* advertisement. Properly conceived, every advertisement should be an investment in the value of the brand. But too many advertisements, and increasingly so, seem content to be no more than impersonal sales pitches. It costs no more to be consistently true to the voice of your brand and it greatly increases the value of your marketing investment. All it demands is diligence – and a small degree of artistry.

Nobody questions the necessity of capital expenditure in the protection of a company's tangible assets. For many companies, their most valuable assets are classified as *in*tangible: their consumer brands. And that intangibility, if it is to be preserved – and quite as much as plant and machinery – needs regular, budgeted maintenance. It needs the protection and regular nourishment that only singular brand communications can deliver.

All advertisements, however modestly, should strive for the Aston Martin effect. Astonishingly, it's free. ●

Now... the wise and sceptical reader will say: "Sounds plausible – but where's the evidence?"

We unhesitatingly recommend a new book called *Profit Ability: The Business Case for Advertising*. It quantifies the impact that different forms of advertising have on the bottom line – in both the short and the longer term. The authors say: "Following a profit-damaging drift to short termism in marketing, *Profit Ability* swings the spotlight back onto creating shareholder value. It provides empirical evidence ... for what businesses can expect advertising to deliver. It shows that advertising ... should be used as a powerful investment for growth."

In his foreword, Patrick Barwise, Emeritus Professor of Management and Marketing at the London Business School, highlights a modern dilemma faced by many CEOs and CFOs: while fully aware of the importance of brands, they are under constant pressure to deliver short-term results. He writes: "This important, evidence-based study will help them work with their CMOs to address this dilemma."

Profit Ability: The Business Case for Advertising. Special Report 2018. Commissioned by Thinkbox; compiled by Ebiquity and Gain Theory; promoted by Thinkbox and The Marketing Society of Great Britain. Copies available from thinkbox.tv.



Who runs WPP

Board of Directors

Executive Chairman

Roberto Quarta
Chairman of the Nomination and Governance Committee
Member of the Compensation Committee

Executive Director

Paul Richardson
Group Finance Director

Non-Executive Directors

Jacques Aigrain
Chairman of the Audit Committee
Member of the Compensation
Committee

Tarek Farahat
Member of the Audit Committee

Sir John Hood
Chairman of the Compensation
Committee

Ruigang Li
Member of the Nomination
and Governance Committee

Daniela Riccardi
Member of the Nomination
and Governance Committee

Nicole Seligman
Senior Independent Director
Member of the Compensation
Committee
Member of the Nomination
and Governance Committee

Hugo Shong
Member of the Nomination
and Governance Committee

Sally Susman
Member of the Nomination
and Governance Committee

Solomon D. (Sol) Trujillo
Member of the Audit Committee

Chief Operating Officers

Mark Read
Andrew Scott

Company Secretary

Marie Capes

Members of the Advisory Board

Jeremy Bullmore
John Jackson
Bud Morten
John Quelch
Richard Rivers

Board analysis (all directors)



Tenure
- 0–3 years 18%
- 4–6 years 55%
- 7+ years 27%



Gender
- Female 27%
- Male 73%



Nationality
- UK/US 1
- Italy/US 1
- Switzerland/France 1
- Brazil/Egypt 1
- New Zealand 1
- China 1
- Italy 1
- US 4

Roberto Quarta
Executive Chairman

Appointed: 1 January 2015 (Chairman 9 June 2015)
Nationality: Italian and American
Skills and experience: Roberto Quarta is Chairman of Smith & Nephew plc, Partner of Clayton, Dubilier & Rice, and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm. Previously, he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc. Mr Quarta's career in private equity brings valuable experience to WPP, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements having served as a director and Chairman of a number of UK and international companies.
Other current appointments: Chairman, Smith & Nephew plc.

Paul Richardson
Group Finance Director

Appointed: 1996
Nationality: British and American
Skills and experience: Paul Richardson became Group Finance Director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group's worldwide functions in finance, IT, procurement, property, treasury, taxation, internal audit and sustainability. He is a chartered accountant and fellow of the Association of Corporate Treasurers.
Other current appointments: None.

Jacques Aigrain
Non-Executive Director

Appointed: 13 May 2013
Nationality: Swiss and French
Skills and experience: Jacques Aigrain is currently a Senior Advisor at Warburg Pincus LLP. He was on the Executive Committee of Swiss Re AG from 2001 to 2009 including CEO from 2006, and prior to that, he spent 20 years with JPMorgan Chase in New York, London and Paris. Mr Aigrain is a Non-Executive Director of London Stock Exchange Group Plc and a Supervisory Board Member of LyondellBasell NV and Swiss International Airlines AG (retiring in June 2018). He was Chairman of LCH Clearnet Group Ltd from 2010 to March 2015, and served as a Director of the Qatar Financial Center Authorities and Supervisory Board Member of Lufthansa AG. He holds a PhD in Economics from Sorbonne University and an MA in Economics from Paris Dauphine University.
Other current appointments: Non-Executive Director, London Stock Exchange Group plc. Supervisory Board Member, LyondellBasell NV Supervisory Board Member, Swiss International Airlines AG.

Tarek Farahat
Non-Executive Director

Appointed: 11 October 2016
Nationality: Brazilian and Egyptian
Skills and experience: Tarek Farahat has more than 30 years of experience in the branded goods business. He worked for P&G for more than 26 years in Europe, the Middle East and Latin America. His last position at P&G was President of P&G Latin America. Among Mr Farahat's achievements is the expansion of the Pampers business in emerging markets and business turnaround for P&G in Brazil. Mr Farahat was previously Chairman of the board of JBS and a board member of Pilgrims. He currently serves as strategic advisor and consultant.
Other current appointments: None.

Sir John Hood
Non-Executive Director

Appointed: 1 January 2014
Nationality: New Zealand
Skills and experience: An international education and business leader, Sir John was formerly Vice-Chancellor of the University of Oxford and of the University of Auckland. In New Zealand, he served as Chairman of Tonkin & Taylor Ltd and as Non-Executive Director of Fonterra Co-operative Group and ASB Bank Ltd. Sir John currently serves as President & CEO of the Robertson Foundation, Chairman of Study Group Limited and BMT Group and Chair of the Rhodes Trust. Sir John also serves on the board of Aurora Energy Research. Sir John earned his PhD in Civil Engineering from the University of Auckland and then won a Rhodes Scholarship to Oxford, where he was awarded an MPhil in Management Studies. Sir John has been appointed a Knight Companion to the New Zealand Order of Merit.
Other current appointments: President and CEO, Robertson Foundation. Chairman, Study Group Limited. Chairman, BMT Group.

Ruigang Li
Non-Executive Director

Appointed: 12 October 2010
Nationality: Chinese
Skills and experience: Ruigang Li is the Founding Chairman and CEO of CMC Capital Partners and CMC Holdings (collectively CMC), China's leading investment and operating group in media and entertainment, internet and technology, lifestyle and consumer sectors. Ruigang Li has led CMC to create a number of champions and emerging leaders in key sub-sectors including film, television, animation, entertainment and sports agency, news and financial media, social media, sports, music, live entertainment and education. Mr Li was the Chairman and President of Shanghai Media Group (SMG) for over 10 years and successfully transformed SMG into China's leading media conglomerate. Mr Li was previously Chief of Staff of Shanghai Municipal Government.
Other current appointments: Chairman, CEO of CMC Capital Partners. Chairman, CEO of CMC Holdings. Board Member of City Football Group. Board Director of CAA (Creative Artists Agency). Vice Chairman of TVB (Hong Kong). Chairman of Shaw Brothers (Hong Kong). Board Member of Special Olympics.

Daniela Riccardi
Non-Executive Director

Appointed: 12 September 2013
Nationality: Italian
Skills and experience: FMCG, retail-and-fashion products executive, Daniela Riccardi is Chief Executive Officer of Baccarat, the international luxury goods company, and was Chief Executive Officer of Diesel Group. She was an executive at Procter & Gamble for 25 years, including service as President of Procter & Gamble Greater China, with 7,000 employees, and Vice President-General Manager for Procter & Gamble Eastern Europe & Russia. Ms Riccardi also sits on the Boards of Kering and of Comite Colbert. Ms Riccardi has been a guest lecturer at the Grenoble Ecole de Management in Paris. Ms Riccardi is a Magna Cum Laude graduate in Political Science and International Studies at Sapienza University of Rome and completed a Fellowship in Marketing at Yale University.
Other current appointments: CEO, Baccarat. Non-Executive Director, Kering. Non-Executive Director, Comite Colbert.

Nicole Seligman
Non-Executive Director
Senior Independent Director

Appointed: 1 January 2014
Nationality: American
Skills and experience: Most recently, Nicole Seligman served as President of Sony Entertainment, Inc. and Sony Corporation of America and Sony Group Senior Legal Counsel. Previously, until 2014, she was Executive Vice President and General Counsel for Sony Corporation. Prior to that, as a partner in the Washington law firm of Williams & Connolly, Ms Seligman counselled a wide range of clients, including major media companies, on complex litigation and commercial matters. She is a Magna Cum Laude graduate of both Harvard College and Harvard Law School. Ms Seligman currently serves on the Board of Viacom Inc. and is Chairman of The Doe Fund, a New York-based non-profit organization.
Other current appointments: Non-Executive Director, Viacom Inc.

Hugo Shong
Non-Executive Director

Appointed: 13 May 2013
Nationality: American
Skills and experience: Hugo Shong is the Global Chairman of IDG Capital. He joined IDG in 1991 and in 1993, helped IDG to set up the first technology venture fund in China, IDG Capital, which now has an investment portfolio including Baidu, Tencent (QQ), Sohu, Ctrip, Soufun and Xiaomi. Mr Shong currently serves on the board of Mei Ah Entertainment Group, a Hong Kong listed company with interests in television, film and theatre. Mr Shong is a member of the board of trustees of Boston University. Mr Shong holds a degree from Hunan University, attended the Chinese Academy of Social Sciences and holds a Master of Science from Boston University. Mr Shong has completed the Advanced Management Program at Harvard Business School.
Other current appointments: Chairman, IDG Capital. Global Chairman, IDG Capital. Non-Executive Director, Mei Ah Entertainment Group. Independent Director, China Unicom. Non-Executive Director, IDG Energy Investment Group Limited. Non-Executive Director, HJ Capital (International) Holdings Company Limited.

Sally Susman
Non-Executive Director

Appointed: 13 May 2013
Nationality: American
Skills and experience: Sally Susman is currently executive vice president, Corporate Affairs for Pfizer, the world's largest biopharmaceutical company. Ms Susman also heads the firm's corporate responsibility group and plays a key role in shaping policy initiatives. Before joining Pfizer in 2007, Ms Susman was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. Ms Susman held several senior corporate affairs posts at American Express, working in both London and the US. She started her career in government service focused on international trade issues and her positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the US Department of Commerce. She serves on the board of the International Rescue Committee. Ms Susman holds a BA in Government from Connecticut College in the US and has studied at the London School of Economics.
Other current appointments: None.

Solomon D. (Sol) Trujillo
Non-Executive Director

Appointed: 12 October 2010
Nationality: American
Skills and experience: Sol Trujillo is an international business executive with three decades of experience as CEO of high-cap global companies in the US, the EU and Asia Pacific. A digital pioneer and long-time practitioner of market-based management, Mr Trujillo was an early champion of high-speed broadband and the mobile internet to stimulate productivity and innovation across all sectors of the economy. Mr Trujillo currently sits on corporate boards in the US, EU and China and has managed operations in more than 25 countries including developed and emerging markets from the EU and North America to China, Australasia, Africa and the Middle East. He is Chairman of Trujillo Group LLC which he uses to manage investments and to examine emerging trends in the broader digital space, from changing mobility platforms to artificial intelligence (AI). Mr Trujillo is the Chair and Co-founder of the Latino Donor Collaborative (LDC), comprised of the most senior US Latino business leaders.
Other current appointments: Director, Unlockd. Director, Western Union. Director, Silk Road Telecommunications.

The role of the Board

The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company's policy and strategy and is responsible to share owners for the Group's financial and operational performance and risk management. Responsibility for the development and implementation of Group policy and strategy and for day-to-day management issues is delegated by the Board to the Executive Directors and until the appointment of the new Group Chief Executive, the Chief Operating Officers. The list of matters reserved to the Board can be downloaded from the website wpp.com/wpp/investor.

During 2017, the Board met seven times formally (six scheduled meetings and one meeting held at short notice) and held 18 committee meetings throughout the year.



Executive Chairman
Roberto Quarta

Leads the Board, sets the agenda and promotes a culture of open debate between Executive and Non-Executive Directors. Regularly meets with the Executive Directors and other senior management to stay informed. Ensures effective communication with our share owners. Leads emphasis on management development and Executive Directors, and senior management succession planning. Supports the Chief Operating Officers until the appointment of the new Group Chief Executive

Senior Independent Director
Nicole Seligman

Provides a sounding board to the Chairman and appraises his performance. Acts as intermediary for other Directors if needed. Available to respond to share owner concerns when contact through the normal channels is inappropriate. Facilitates Board evaluation when not externally facilitated.

Non-Executive Directors

Contribute to developing our strategy. Scrutinise and constructively challenge the performance of management in the execution of our strategy.

Group Chief Executive
To be appointed

Leads the business, implements strategy.

Group Finance Director
Paul Richardson

Responsible for the worldwide functions in finance, IT, procurement, property, treasury, taxation, internal audit and sustainability.

Chief Operating Officers
Mark Read
Andrew Scott

Day-to-day management issues. Mark Read is focused on people, clients and companies and Andrew Scott on operational, financial performance and the Group portfolio.

Audit Committee
Chairman:
Jaques Aigrain

Reviews the integrity, adequacy and effectiveness of the Group's system of internal control, including the risk management framework and related compliance activities.

Nomination and Governance Committee
Chairman:
Roberto Quarta

Evaluates Board composition and ensures Board diversity and a balance of skills. Reviews executive succession plans to maintain continuity of skilled resource. Oversees matters relating to corporate governance and sustainability.

Compensation Committee
Chairman:
Sir John Hood

Sets, reviews and recommends the policy on remuneration of the Chairman, executives and senior management team. Monitors the implementation of the remuneration policy.

Disclosure Committee

Oversees the accuracy and timeliness of Group disclosures and approves controls and procedures in relation to the public disclosure of financial information.

Company Secretary
Marie Capes

All directors have access to the services of the Company Secretary and may take professional advice at the Company's expense in conducting their duties.

Attendance of directors at meetings

	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee
Roberto Quarta (Chairman)	7	6	7	4
Sir Martin Sorrell[1]	7	–	–	–
Paul Richardson	7	7	–	–
Jacques Aigrain	7	7	7	–
Charlene Begley[2]	2	3	–	2
Tarek Farahat[3]	7	5		
Ruigang Li	6	–	–	1
Nicole Seligman	7	7	7	4
Daniela Riccardi	6	–	–	4
Hugo Shong	5	–	–	3
Sir John Hood	7	–	7	–
Tim Shriver[2]	3	–	5	–
Sally Susman	6	–	–	4
Sol Trujillo	7	7	–	–

1 Sir Martin Sorrell retired from the Board on 14 April 2018.
2 Charlene Begley and Tim Shriver retired on 7 June 2017.
3 Tarek Farahat was appointed to the Audit Committee on 24 February 2017.
All of the directors attended the scheduled meetings of the Board in the year during their tenure with the exception of Hugo Shong who missed one meeting.
One unscheduled meeting of the Board took place which was attended by all the directors eligible to attend, except Hugo Shong, Charlene Begley, Ruigang Li due to family illness, Daniela Riccardi, Tim Shriver and Sally Susman who sent apologies owing to prior commitments.

How we communicate with our share owners

We maintained an active dialogue with our share owners throughout the year through a well-developed and continuous program of investor relations events which reflects the wide geographic distribution of the company's current and potential share owners. We also respond to daily queries from share owners and analysts through our investor relations team and have a section of our website which is dedicated to share owners and analysts: wpp.com/investor.

Our registrars, Computershare and Citibank (as custodians of our American Depositary Receipts (ADR) program) also have a team of people to answer share owner and ADR holder queries in relation to technical aspects of their holdings such as dividend payments and shareholding balances. All of our financial results presentations are available on our website at: wpp.com/investor.

Institutional investor meetings

We hold meetings with major institutional investors, individual share owner groups and financial analysts to discuss the business performance and strategy. These are attended by our Chairman, Executive Directors, Executive Committee members, Senior Independent Director and the investor relations team. Institutional investors also meet with the Chairman and Senior Independent Director to discuss matters of governance. The Chairman and Senior Independent Director provide thorough feedback to the Board on issues raised by share owners.

What our share owners have asked us this year

Common topics raised by our institutional and individual share owners include: succession planning; cash flow, capital expenditure, debt and dividend cover; executive compensation; client and business mix; competitive landscape; media trends from traditional to digital; faster-growing markets, digital and data; acquisition policy; and capital allocation. ●

Our events calendar

January	February	March	April	May
Investor conferences in London at: – Berenberg IR Forum In Las Vegas at: – Citi Global TMT	**Investor meeting** in London at: – Goldman Sachs	**Roadshows** in: – Germany – Switzerland – Edinburgh – London – US West Coast **Investor conference** in London at: – J P Morgan & Citi Media in Florida at: – Deutsche Bank	**Roadshows** in: – Stockholm – Copenhagen	**Investor conferences** in London at: – J P Morgan & Citi Media In Vienna at: – HSBC In Amsterdam at: – J P Morgan In New York at: – Berenberg In Toronto at: – Redburn

June	September	November	December	
Roadshows in: – Madrid – US West Coast **Investor conferences** in: – New York – Zurich – London – Madrid – Paris **Annual General Meeting**	**Roadshows** in: – Frankfurt – London **Investor conferences** in: – London – Paris – New York at Goldman Sachs	**Roadshow** in: – Edinburgh **Investor conferences** in: – London at UBS & J P Morgan – Barcelona at Morgan Stanley – Paris at Soc Gen – Scottsdale at Credit Suisse	**Roadshows** in: – Copenhagen – Stockholm – US – Canada **Investor conferences** in London at: – Berenberg In New York at: – UBS	**Check the events calendar online at wpp.com/investor/calendar**

Company Leaders

On these pages, we feature the heads of our principal networks.

01 **Ajaz Ahmed**
AKQA

02 **Alexander Geiser**
Hering Schuppener

03 **Bharat Thakrar**
WPP Scangroup

04 **Brian Gleason**
Xaxis

05 **Carter Eskew**
Glover Park Group

06 **Christian Juhl**
Essence

07 **Claire Gillis**
WPP Health
& Wellness

08 **Dan Khabie**
Mirum

09 **David Blair**
Fitch

10 **David Patton**
Y&R

11 **David Sable**
Y&R

12 **Donna Imperato**
Burson Cohn
& Wolfe

13 **Eric Salama**
Kantar

14 **Frank-Michael Schmidt**
Commarco

15 **Jack Martin**
Hill+Knowlton
Strategies

16 **Jane Geraghty**
Landor

17 **Jim Heekin**
Grey

18 **Jim Prior**
Superunion

19 **Joel Johnson**
Glover Park Group

20 **John Morris**
Design Bridge

21 **John O'Keeffe**
WPP

22 **John Seifert**
Ogilvy

23 **Johnny Hornby**
The&Partnership

24 **Jon Cook**
VML

25 **Kelly Clark**
GroupM

26 **Laurence Mellman**
Specialist
Communications

27 **Mark Povey**
WPP Digital

28 **Mark Read**
Wunderman

29 **Mary-Ellen Howe**
Specialist
Communications

30 **Michael Feldman**
Glover Park Group

31 **Michael Houston**
Grey

32 **Mike Hudnall**
WPP Health
& Wellness

33 **Nick Emery**
Mindshare

34 **Richard Glasson**
Hogarth

35 **Richard Oldworth**
Buchanan

36 **Roland Rudd**
Finsbury

37 **Rupert Day**
tenthavenue

38 **Satish Korde**
GTB

39 **Simon Bolton**
Superunion

40 **Sir William Goodenough**
Design Bridge

41 **Steve Allan**
MediaCom

42 **Steve Harding**
Geometry Global

43 **Tamara Ingram**
J. Walter Thompson

44 **Tim Castree**
Wavemaker





Client Team Leaders

WPP was the first marketing services group to pull together talent from across the Group's different agencies and specialisms to solve our clients' business challenges. Fifteen years on, we continue to lead the industry in providing agile, bespoke teams that deliver the most creative and effective solutions for our clients. The team model is infinitely flexible, with each team built around the client's unique needs.

In 2017, we announced our 51st Global Client Team. These teams now involve over 40,000 of our people worldwide and account for more than one-third of our revenues.

Each team is led by a dedicated Client Team Leader who provides a single point of contact and is responsible for drawing together the best talent and capabilities from across the Group for the client's benefit.

01	Aaron Quirk	26	Jon Cook
02	Alina Kessel	27	Josh Schmiesing
03	Anders Kinberg	28	Julia Hammond
04	Andrew Dimitriou	29	Kara Travia
05	Carl Hartman	30	Kim Brink
06	Chris Hunton	31	Lindsay Pattison
07	Chris Reitermann	32	Lou Aversano
08	Christian Schroeder	33	Malia Supe
09	Cris Butler	34	Massimo Costa
10	Dan Goldberg	35	Michael Buttlar
11	David Chapman	36	Michael Frohlich
12	David Pullan	37	Michelle Harrison
13	Deborah Kerr	38	Mike Hudnall
14	Erin Byrne	39	Millicent Badillo
15	Eva Ruzicka	40	Peter Dart
16	George Rogers	41	Phil Lancaster
17	Gloria Gibbons	42	Philip Heimann
18	Gowthaman Ragothaman	43	Rafael Esteve
19	Heather MacPherson	44	Ray Kane
		45	Rose Wangen-Jones
20	Ida Rezvani	46	Sandrine McClure
21	Jaime Prieto	47	Satish Korde
22	Jamie Copas	48	Sean Howard
23	Jennifer Clary	49	Serene Wong
24	Joe Rivas	50	Stephanos Klimathianos
25	John Lynn	51	Steve Forcione





Country and Regional Managers

Our Country and Regional Managers are responsible for fostering horizontality within WPP companies in their markets. Their deep local knowledge, connections and insights help to ensure we deliver the right talent and resources to our clients on the ground.

Now covering more than 50 of our strategically-important markets, these managers also help grow WPP's reputation and identify the people, acquisitions and partnerships that can add value to both our clients' and our own business.

01 **Andrew Scott**
   Europe
02 **Ann Newman**
   Latin America
03 **CVL Srinivas**
   India
04 **Demet Ikiler**
   Turkey
05 **David Lhota**
   Czech Republic
06 **Eric Kramer**
   Netherlands
07 **Erwin Jansen**
   Belgium
08 **Geoff Wild**
   Australia &
   New Zealand
09 **JP Donnelly**
   Ireland
10 **Karen Blackett OBE**
   UK
11 **Manuel Maltez**
   Portugal
12 **Massimo Costa**
   Italy
13 **Mathieu Morgensztern**
   France

14 **Miguel Barroso**
   Cuba
15 **Mike Connaghan**
   Australia &
   New Zealand
16 **Patrick Xu**
   Greater China
17 **Polo Garza**
   Mexico
18 **Ranjana Singh**
   Indonesia
   & Vietnam
19 **Roberto Coimbra**
   Andean Region
   (Colombia, Ecuador,
   Peru, Venezuela)
20 **Roy Haddad**
   Middle East &
   North Africa
21 **Sergio Amado**
   Brazil
22 **Shenan Chuang**
   Greater China
23 **TB Song**
   Greater China









How we behave and how we're rewarded

Report by Roberto Quarta

Executive Chairman of the Company
and Chairman of the Nomination
and Governance Committee

Dear share owner

2017 was a challenging year for your Company as a combination of technology-driven structural changes and pressure on marketing budgets held back WPP's financial performance.

2018 has brought other challenges. The departure of the Group Chief Executive was, of course, a difficult moment for WPP.

The Board's succession planning has always considered two scenarios: the planned transition over time and the unforeseen event. We would not have chosen the latter, but that is what happened and we were prepared for it.

We had no hesitation in immediately appointing Mark Read and Andrew Scott as joint Chief Operating Officers of WPP to lead the business, reporting to and supported by me as Executive Chairman in the interim.

As I said when their appointments were announced, Mark and Andrew are highly accomplished and experienced executives who have the Board's complete confidence. They are working closely together to lead the Group, with Mark responsible for clients, operating companies and people and Andrew focusing on financial and operational performance and managing the Group's portfolio.

Mark and Andrew have been given a mandate to move forward decisively, to accelerate the strategy, and to apply their own views, abilities and expertise in doing so. There is no standing still.

The Board has appointed external search consultants to conduct the recruitment process for the new Group Chief Executive. We will consider both internal and external candidates to find the best leader to take WPP forward, and while this will be concluded as quickly as possible there is no set timeframe. In the meantime Mark and Andrew are providing the leadership the Group needs.

WPP has delivered consistent growth and value for its share owners for more than three decades. It remains the clear market leader, the fundamentals of the business are strong and we have a wealth of capabilities within the Group that few if any other companies worldwide can match.

Nonetheless, the world we inhabit is changing – and WPP is changing with it. Under Mark and Andrew the strategic evolution already underway will be refined and accelerated, and we will share details as this process develops during the course of the year.

Underpinning the Board's confidence in the future of your Company is our confidence in the talented people who make up WPP and its parts.

From our continuous review of senior personnel – for the purposes of Group-level succession planning – the Board has had excellent visibility of the women and men with the potential to occupy the most senior roles (and indeed the most senior role) within WPP.

In the pages of this Annual Report you will see an outstanding array of talent – from the heads of our operating companies to our Country and Regional Managers and Global Client Team Leaders.

During 2017, the Board met many of these leaders from around the Group to hear their thoughts on managing their businesses. The benefits of this approach were two-fold: it informed our assessment of the internal talent pool; and we gained a greater depth of insight, as a board, into the challenges and opportunities of the Company as a whole.

It also left us in no doubt about the strength of our internal list of candidates for the Group Chief Executive role.

The past year has shone a welcome light on the issue of gender equality within the advertising and marketing services industry. That this has been, at times, an uncomfortable experience for your Company only highlights its importance, and the need for us to respond positively.

At the Board level, we have worked with the executive team to accelerate the development of senior female leaders and to monitor the pipeline of female talent. The Company's UK Gender Pay Gap Report was reviewed by the Board. Although it revealed a gender pay gap below the national average, it highlighted the need for further, faster change in the profile of the operating companies' leadership teams, and we support the initiatives the Company has put in place to achieve that change.

On the Board itself we have excellent diversity in terms of nationality, with nine countries represented, but we still have work to do on gender balance. Charlene Begley's departure from the Board last year meant the proportion of women on the Board fell to 25% as at 31 December 2017. As we actively review Board composition we are seeking to improve this statistic, and diversity of all kinds, without increasing the size of the Board.

Something your Board does not lack is diversity (or relevance) of experience. The Non-Executive Directors have deep expertise in areas that are critical to the future of the Company, such as consumer packaged goods, digital transformation, technological disruption and fast-growth markets – especially China.

This means that as well as providing broad advice and perspective, we are increasingly contributing directly to the formulation of strategy and assisting with specific issues as they arise. Nicole Seligman's experience at Sony, for example, was invaluable in preparing for and reacting to last summer's cyber attack.

This was another difficult moment for the Company, which responded magnificently to what is now known to be have been a sophisticated and potentially devastating assault, underlining to the Board the resilience of WPP, the dedication and motivation of its senior team, and the abilities of its many thousands of people around the world. They have shown those qualities again in recent weeks.

On behalf of my Board colleagues and the Company's share owners, I would like to extend my sincere thanks to all of them.

Roberto Quarta
24 April 2018

Review of the Company's governance and the Nomination and Governance Committee

Report by Roberto Quarta

Chairman of the Nomination
and Governance Committee

Nomination and Governance Committee members and attendance during 2017

	Meetings eligible to attend	Meetings attended
Roberto Quarta (Chairman)	4	4
Charlene Begley[1]	3	2
Ruigang Li	4	1
Daniela Riccardi	4	4
Hugo Shong	4	3
Sally Susman	4	4

[1] Retired from the Board on 7 June 2017.

Dear share owner

Committee responsibilities and how they were discharged in 2017

The principal focus of the four meetings of the Committee in 2017 were:
- Succession planning for the Group Chief Executive and senior management and review of the tenure and independence of the Non-Executive Directors.
- Review of the composition of the Board Committees, consideration of the relevant experience of Tarek Farahat to join the Audit Committee and Nicole Seligman to join the Compensation Committee.
- Board evaluation and training for Non-Executive Directors.

Succession planning

I have held regular discussions with share owners in 2017 on the issues of succession and compensation as well as cybersecurity and data privacy. We have continued to respond to their request for greater transparency of reporting and integration of the Board evaluation process with succession planning.

The Board has for some time had a strategy in place for an agreed or foreseen departure of the senior management team including the Group Chief Executive and Group Finance Director and also in the event of sudden emergencies.

During 2017, the Senior Independent Director agreed role descriptions for different succession scenarios, based on the views of all of the Non-Executive Directors and the Executive Directors.

The Board has held senior management and Group Chief Executive succession planning reviews and has met with the senior management teams of all of the major operating companies within the Group both formally and informally and, in many cases, the tier of managers below to continually update their knowledge of the diversity of the pipeline of internal candidates and reassess the succession plans.

Following the resignation of the Group Chief Executive on 14 April 2018, the Board has implemented the succession plans it had in place in the event of a sudden departure and has appointed me as Executive Chairman and two Chief Operating Officers, Mark Read and Andrew Scott.

The Board has commenced the recruitment process for a new Group Chief Executive with the assistance of an external search firm which had already been working with the Board and which will consider both the pool of internal candidates already identified and external candidates. The recruitment process will be conducted in a timely and efficient manner.

Changes to the Board and Committees

Following the retirement of Tim Shriver and Charlene Begley at the 2017 AGM and the appointment of Tarek Farahat to the Audit Committee on 24 February 2017 and Nicole Seligman to the Compensation Committee on 14 December 2017 and to the Nomination and Governance Committee on 17 April 2018, the composition of our three main Committees is as follows:

Committee composition 2017	Audit Committee	Compensation Committee	Nomination and Governance Committee
Roberto Quarta		●	Chair ●
Jacques Aigrain	Chair ●	●	
Tarek Farahat	●		
Sir John Hood		Chair ●	
Ruigang Li			●
Daniela Riccardi			●
Nicole Seligman		●	●
Hugo Shong			●
Sally Susman			●
Sol Trujillo	●		

The Senior Independent Director, Nicole Seligman, customarily attends all Board Committee meetings.

Board and Committee evaluation

The annual evaluation of the Board's and all Committees' effectiveness has been conducted internally by the Senior Independent Director following the externally-facilitated evaluation concluded in 2016.

Each director completed a confidential questionnaire and then held separate conversations with the Senior Independent Director and individual directors considering the effectiveness of the Board and its Committees and an assessment of my performance as Chairman. The discussions also considered the progress made by the Board and directors in implementing the recommendations of the previous evaluations. The recommendations and agreed actions from this year's evaluation will be published on the Company's website.

Diversity

The Board confirms its commitment to diversity, including gender, at all levels of the Group. The Board's policy on diversity commits WPP to increasing diversity across its subsidiaries and supports the development and promotion of all talented individuals. As at 31 December 2017, women comprised 25% of the WPP Board and 30% of Non-Executive Directors, including the Senior Independent Director. Nine different nationalities were represented on the Board, with a broad spectrum of skills, backgrounds and experience which are disclosed in detail on pages 68 to 70. The Board intends to restore and, if possible, improve upon the diverse nature of the Board following Charlene Begley's retirement in 2017.

The Group published its UK gender pay gap data for 2017 in March this year for the first time which showed that in the UK the Group median gender pay gap is 14.6%. Although this is below the national figure of 18.4% (Office of National Statistics, UK median 2017), the data shows that there are fewer women at the senior executive level, where pay is highest. Our aim is to make year-on-year improvements by pursuing the ultimate goal of equal representation at the most senior levels of the Group.

Independence

The independence of each Non-Executive Director is assessed annually by the Board. The Board has confirmed that all of the Non-Executives standing for re-election at the 2017 AGM continue to demonstrate the characteristics of independence.

Time commitment

Letters of appointment for Non-Executive Directors do not set out a fixed time commitment for Board attendance and duties but give an indication of the likely time required. It is anticipated that the time required by directors will fluctuate depending on the demands of the business and other events.

Development

On joining WPP, Non-Executive Directors are given an induction which includes one-to-one meetings with management and the external auditors, briefings on the duties of directors of a Jersey company, the Share Dealing Code, WPP Code of Conduct and the UK Corporate Governance Code. The induction also covers the Board Committees that a director will join.

All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group's operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group's businesses on a global basis.

One Board meeting a year is held in a location other than London or New York. In 2017, the Board met in Delhi, where it received briefings from all the heads of the Group's Asia Pacific operations.

Re-election

The directors submit themselves for annual re-election at each AGM, if they wish to continue serving and are considered by the Board to be eligible. Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination and Governance Committee and must then stand for re-election at the next AGM, where they may be re-elected by ordinary resolution of the share owners.

Directors' conflicts of interest

The Board must consider and, if it sees fit, authorise situations where a director has an interest that conflicts, or may possibly conflict, with the interests of the Company. Any conflicts which are declared are considered for authorisation by those directors who have no interest in the matter being considered. In deciding whether to authorise a conflict, the non-conflicted directors must act honestly and in good faith with a view to the best interests of the Company and they may impose limits or conditions when giving the authorisation.

Governance

The Board is committed to ensuring there is a strong and effective system of corporate governance in place to support the successful execution of the Company's strategy. During the period under review, we have fully complied with the provisions and applied the main principles of the UK Corporate Governance Code. During the year, the Board was briefed on regulatory and corporate governance developments, including the proposed revision of the UK Corporate Governance Code and considered the impact of those revisions on the Company.

Sustainability

Paul Richardson, Executive Director responsible for Sustainability together with the head of Sustainability, presented a comprehensive assessment of the Group's sustainability performance and risks to the Committee for 2017. A more detailed sustainability review can be read on pages 36 to 61 and in our 2017 Pro bono book to be published in May 2018.

Terms of reference

The Committee's terms of reference, which are reviewed with the Board annually and most recently in April 2017, are on the Company's website at wpp.com/investor.

Roberto Quarta
24 April 2018

Review of the Audit Committee

Report by Jacques Aigrain

Chairman of the Audit Committee

Audit Committee members and attendance during 2017

	Meetings eligible to attend	Meetings attended
Jacques Aigrain (Chairman)	7	7
Sol Trujillo	7	7
Tarek Farahat[1]	6	5
Charlene Begley[2]	4	3

[1] Appointed to the Committee on 24 February 2017.
[2] Retired from the Board on 7 June 2017.

Dear share owner

We held seven meetings during the year, which were attended by Deloitte LLP, the Company's external auditor, the Company's Chairman, the Senior Independent Director, the Group Finance Director, the Director of Internal Audit, the Group Chief Counsel, the Group Chief Accountant and the Company Secretary. The Committee also held separate private meetings with the external auditor, the Director of Internal Audit, the Group Chief Counsel and the Group Chief Accountant. In addition to pre-meetings with the external auditors, as Chairman of the Audit Committee, I also have regular meetings with the Directors of Internal Audit, Tax, Treasury and the Group Chief Counsel and ongoing dialogue with the Group Finance Director and Group Chief Accountant. I report to the Board, as a separate agenda item, on the activities of the Committee at the following Board meeting.

Committee responsibilities and how they were discharged in 2017

The main matters we dealt with during 2017 were as follows:
- Monitoring the integrity of the Company's financial statements and reviewing significant financial reporting judgements.
- Reviewing internal controls and internal audit activities.
- Assisting the Board in meeting its responsibilities in respect of carrying out a robust assessment of the principal risks affecting the Group and reviewing and reporting on the systems and key elements of risk management as they affect the Group and reviewing the risk map and framework for presentation to the Board.
- Reviewing the Group Treasury policy with particular focus on debtors, funding foreign exchange and cash management and the continued ability of the Group to adopt the going concern basis in preparing financial statements.
- Reviewing reports on any material litigation or regulatory reviews involving Group companies.
- Reviewing the Group's mergers and acquisitions strategy, any significant acquisitions, the earnout payments profile review and integration processes and the debt financing by the Group.
- Reviewing the impact of and the Group's response to the malware attack which affected the Group in June 2017 and the Company's IT security strategy.
- Reviewing the Group's tax position.
- Monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NYSE and the Jersey Financial Services Commission and proposed changes to the UK Corporate Governance Code and future implementation of IFRS 15 and 16.
- Overseeing continued compliance with Section 404 of SOX, through regular status reports submitted by the internal and external auditors.
- Reviewing the Group's IT Transformation project and shared services initiatives.
- Reviewing issues raised on our Right to Speak helpline and the actions taken in response to those calls.

Fair, balanced and understandable

A Sub-Committee of the Board including members of this Committee examined whether the Annual Report and Accounts for 2017 was fair, balanced and understandable and provided the information necessary for share owners to assess the Group's position, performance, business model and strategy. The Sub-Committee received an early final draft of the report for review and comment, as well as a report from the Disclosure Committee as to the governance relating to compilation of the report. The Board subsequently considered the report as a whole and discussed the report's tone, balance and language for compliance with these standards. The Board's statement on the report is on pages 110 and 111.

Financial reporting and significant financial judgements

The management team make key decisions and judgements in the process of applying the Group's accounting policies. These key judgements were detailed in reports and presentations by management to the Committee in respect of 2017 which were then examined by the Committee and discussed with management.

Deloitte also reported to and discussed with the Committee whether suitable accounting policies had been adopted in the financial statements for the year ended 2017 and whether management had made appropriate estimates and judgements.

The areas of significant judgement considered by the Committee and how these were addressed are set out below and reflect a number of the principal risk areas identified by the Board on pages 25 to 29:

- The assessments made for goodwill impairment. The Committee confirmed, based on management's expectations of future performance of certain businesses, the level of goodwill impairment charges required in 2017.
- The judgements made in respect of the timing of recognition and valuation of media volume income earned from media owners and amount to be retained. The Committee received briefings from management on the appropriateness of the controls in place and challenged management to demonstrate the effectiveness of such controls.
- The judgements made in respect of the release of provisions related to other media income. The Committee considered the testing undertaken by Deloitte and information from management to support the judgements made and agreed those were appropriate.
- The valuations of non-controlled investments and listed associates, which are based on local management forecasts, recent third-party investment and other supporting information such as industry valuation multiples. The Committee examined the valuations with management and considered the sample testing of the investments performed by Deloitte and agreed that the valuations were appropriate.

- The accuracy of forecasting the potential future payments due under earnout agreements in respect of acquired businesses. The Committee considered the forecasting with management and the testing undertaken by Deloitte and agreed that earnouts have been accounted for on a consistent basis to previous periods.
- The valuation of year-end provisions in respect of working capital. The Committee received briefings on the approach taken by management in assessing the level of exposure across the Group and agreed it was consistent and appropriate.
- Accounting for the judgemental elements of remuneration, including pensions, bonus accruals, severances and share-based payments. The Committee agreed that the assumptions applied by management are reasonable.
- The judgements made in respect of tax, in particular the level of central tax provisioning. The Committee supported management's assumptions in both these areas and believe the current level of provisions is reasonable.
- The going concern assessment and viability statement and key forecast assumptions. The Committee concur with management's going concern assumptions as set out on page 30.

External audit

Deloitte has been WPP's auditors since 2002. The lead partner rotates every five years and the latest rotation took effect during 2015. In 2017, the effectiveness of the audit process was evaluated through a Committee review of the audit planning process and discussions with key members of the Group's finance function. The 2017 evaluations concluded that there continued to be a good quality audit process and constructive challenge where necessary to ensure balanced reporting. The Committee held private meetings with the external auditors and the Committee chair met privately with the external auditors before meetings. The Committee continues to be satisfied with the performance of Deloitte and confirmed that Deloitte continues to be objective and independent. The Committee recommends the reappointment of Deloitte at the AGM on 13 June 2018.

The Committee considered the Group's position on its audit services contract in the context of the regulations concerning the audit market. Although there is no immediate intention to tender the audit contract, the Company will re-tender at the latest by the 2022 year end in compliance with the transitional arrangements for competitive tender that require mandatory rotation after the 2023 fiscal year-end.

The Company confirms that it has complied with the Competition and Markets Authority final order on mandatory tendering and Audit Committee responsibilities.

Internal audit

The annual internal audit plan is approved by the Committee at the beginning of the financial year. Progress against the plan is monitored through the year and any changes require Committee approval. Significant issues identified within audit reports are considered in detail along with the mitigation plans to resolve those issues. The Committee also considers the level of internal audit resource to ensure it is appropriate to provide the right level of assurance over the principal risks and controls throughout the Group. I hold pre-meetings with the Director of Internal Audit and regular update meetings, to ensure the internal audit function has adequate standing and is free from management restrictions and has direct access to the Audit Committee if needed.

Non-audit fees

The Committee has established a policy regarding non-audit services that may be provided by Deloitte, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SEC. The prohibited categories of work include advice on remuneration and on tax services being provided by Deloitte in the EU and a general default to an alternative provider elsewhere subject to adherence to regulations. Other categories of work may be provided by the auditors if appropriate and if pre-approved by the Committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2017 is shown in note 3 of the financial statements on page 131.

Committee composition and evaluation

The Committee and its members were formally assessed by the Nomination and Governance Committee as part of the review of Committee composition in 2017 and as part of the evaluation process described on page 84 for their technical suitability to be members and also for its overall effectiveness. The Board has designated me as the Committee's financial expert for Sarbanes-Oxley Act (SOX) purposes and together with Tarek Farahat as having recent and relevant financial experience for the purposes of the UK Corporate Governance Code and competence in accounting or audit for the purposes of DTR 7.1. The members of the Committee are considered by the Board to be independent and (when considered as a whole), have competence relevant to the marketing communications sector and have financial and/or financial services experience as set out on pages 68 to 70.

Terms of reference

The Committee's terms of reference, are reviewed annually and most recently were reviewed and updated in December 2017 to reflect the FRC's updated guidance on Audit Committees and can be viewed on the Company's website at wpp.com/investor.

Jacques Aigrain
24 April 2018

Letter from the Chairman of the Compensation Committee

Dear share owner

On behalf of the WPP Board I am pleased to present the Directors' Compensation Report for the year ended 31 December 2017. The report includes an 'at a glance' snapshot of WPP's performance and corresponding compensation for the year. This is followed by our Compensation Committee Report, which details the compensation decisions made by the Committee and the resulting outcomes for the directors.

To simplify this report, we are not presenting the full Directors' Compensation Policy in the Annual Report this year but have instead included a summary of each element of the policy in the relevant section of the Compensation Committee Report. The full policy can be found at wpp.com/wpp/about/howwebehave/governance.

The Board considers that Executive and Non-Executive Directors' compensation conforms with the requirements of the current UK Corporate Governance Code.

Following a re-evaluation of the policy and extensive consultation with share owners, we presented a new Directors' Compensation Policy for approval at the 2017 AGM. We were pleased that this was approved with a 92% vote in favour and has been in effect since the date of the AGM. However, unfortunately the 2016 Compensation Committee Report received a 20.8% vote against owing to discomfort with the level of the 2016 Single Figure. The last Leadership Equity Acquisition Plan (LEAP) award, which vested in full following strong five-year relative TSR and share price performance, was the key driver of the single figure. The LEAP was replaced in 2013 and, in addition, the compensation packages of the Group Chief Executive and Group Finance Director were, following extensive discussion with our share owners, substantially reduced in both 2014 and 2017 to address concerns.

Pay for performance in 2017

As stated elsewhere in this Annual Report, 2017 has proven a very challenging period and this has directly impacted the incentive plans for the Executive Directors and other senior executives in the Group. With regard to the annual short-term incentive plan, the financial targets were missed and this resulted in no bonus payment being earned in relation to this part of the scorecard, which represent 70% of the total. The directors also have personal strategic goals as described later in the report. While good progress was made against most of those goals, in light of the disappointing financial results the Committee exercised its discretion and determined that it would be inappropriate to award a bonus for 2017.

The Executive Performance Share Plan (EPSP), the successor to the former LEAP, which was introduced and under which first awards were made in 2013, completed the first five-year performance period on 31 December 2017. This plan is a performance share plan that measures achievement against three performance measures: relative TSR, return on equity and earnings per share. While 2017 produced disappointing financial and share price performance, over the five-year period the aggregate performance was strong.

- WPP's TSR outperformed 63% of the weighted peer group on a common currency basis and 77% on a local currency basis.
- EPS grew by 64.0% from 73.4p to 120.4p – a CAGR of 10.4%.
- ROE averaged 15.8%.

Such strong financial performance produced an overall vesting level of 72.8%.

Performance targets for 2018 incentive awards

The Committee, in light of the recent revisions to our financial guidance, is currently reviewing the 2018-2022 EPSP measures and targets to ensure they remain appropriate. If any changes are felt necessary, the Committee will consult with major share owners to seek views and support.

The three financial measures for the short-term incentive plan remain the same as the prior year and are: headline PBT growth; headline revenue less pass-through cost margin improvement (formerly headline net sales margin improvement); and growth in revenue less pass-through costs (formerly growth in net sales). The performance targets and outcomes will be disclosed in next year's Annual Report.

Looking forward

The Committee continues to monitor developments in corporate governance related to compensation. In 2018, our focus will be considering changes to the UK Corporate Governance Code and ensuring that our compensation practices and processes meet the Company's needs and align to best practice.

The WPP UK Gender Pay Gap Report 2017 was published as required by UK Gender Pay Gap legislation on 1 March 2018, showing consolidated data for the UK companies, and individually for each UK employing company with more than 250 employees. The Committee will be monitoring progress in relation to the gender pay gap over the coming years. More information can be found in the sustainability review on page 47.

Finally, on behalf of the Committee, I would like to extend thanks to our major share owners who have provided us with valuable advice and support over the last year.

Sir John Hood
Chairman of the Compensation Committee
24 April 2018

Performance at a glance

How we performed in 2017

Group financial performance measures



Long-term performance



	20Y	10Y	5Y	1Y
FTSE 100	192%	69%	55%	12%
S&P 500	389%	225%	142%	12%
CAC 40	352%	73%	103%	21%
MSCI World	320%	153%	113%	14%
WPP	677%	184%	96%	-20%

Source: DataStream. TSR calculated up until 31 December 2017.



Source: Thomson Reuters DataStream. TSR calculated up until 31 December 2017.

EPSP performance measures



Total compensation 2017 (£000)





How we will implement our proposed compensation policy in 2018

	Policy	2018	2019	2020	2021	2022	Implementation for 2018
Base salary	24-month review period	■					Sir Martin Sorrell: £1,150,000 Paul Richardson: $945,000+ £100,000
Benefits	A fixed benefits allowance will be provided as an alternative to the provision of itemised benefits, to be used at the executive's discretion.	■					Sir Martin Sorrell: £200,000 Paul Richardson: $85,000
Pension	Pension is provided by way of a contribution to a defined contribution arrangement, or a cash allowance, determined as a percentage of base salary.	■					Sir Martin Sorrell: 30% Paul Richardson: 30%
Short-term incentives	• 70% financial and 30% individual strategic objectives • One-year performance • 60% cash, 40% deferred WPP shares (two years)	■					Sir Martin Sorrell: 0–400% Paul Richardson: 0–250%
Long-term incentives	• TSR, EPS and ROE • Five-year performance • 100% WPP shares	■					Sir Martin Sorrell: 0–600% Paul Richardson: 0–300%

Compensation Committee Report

This section of the Compensation Committee Report sets out details of how the Company's Compensation Policy was implemented in 2017. We start by setting out the details of the Compensation Committee – those setting and implementing the policy. We then present a summary of the 2017 director compensation together with a summary of pay across the Group.

The policy was approved by share owners at the 2017 AGM. For each element of pay, we have included a summary of the current policy to provide context for the decisions made. Please go to wpp.com/wpp/about/howwebehave/governance/ for the full policy.

Governance in relation to compensation

Compensation Committee members	Meetings eligible to attend	Meetings attended
Sir John Hood (Chairman)	7	7
Jacques Aigrain	7	7
Roberto Quarta	7	7
Tim Shriver[1]	5	5
Nicole Seligman[2]	0	0

[1] Tim Shriver retired from the Board in June 2017.
[2] Nicole Seligman was appointed to the Compensation Committee on 14 December 2017.

During 2017, the Compensation Committee met seven times on a formal basis, with additional informal meetings held as needed.

The Committee members do not have any personal financial interest (other than as a share owner as disclosed on page 103) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group's businesses. The terms of reference for the Compensation Committee are available on the Company's website, and will be on display at the AGM, as set out in the Notice of AGM.

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives. In particular, the Committee invites certain individuals to attend meetings, including the Group Chief Executive (who is not present when matters relating to his own compensation or contracts are discussed and decided), the Senior Independent Director (who was formally appointed to the Compensation Committee on 14 December 2017), the Company Secretary, the Chief Talent Officer and the Worldwide Compensation & Benefits Director.

The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Company's external advisors.

External advisors

The Committee retains Willis Towers Watson (WTW) to act as independent advisors. They provide advice to the Compensation Committee and work with management on matters related to our compensation policy and practices. They are a member of the Remuneration Consultants Group and have signed the code of conduct relating to the provision of advice in the UK. In light of this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent.

WTW provides limited other services at a Group level. Some of the operating companies engage them as advisors at a local level.

In 2017, WTW received fees of £89,785 in relation to the provision of advice to the Committee. The Committee receives external legal advice, where required, to assist it in carrying out its duties.

Statement of share owner voting

Just over 20% of share owners voted against the Compensation Committee Report at the 2017 AGM. The Committee understands that the reasons for the vote against were in relation to the level of quantum of the single figure, driven predominantly by the 2012 LEAP award which vested in full as a result of particularly strong TSR performance and share price growth over the five-year performance period. The final instalment of the LEAP vested in 2017.

In 2013, after extensive consultation with share owners, the Compensation Committee significantly reduced the levels of pay available to the Executive Directors. This included replacing the LEAP with the EPSP, approved by share owners in 2013. Awards under the EPSP are substantially lower than under the LEAP, resulting in a significant reduction in overall quantum of compensation for the Executive Directors compared with previous years. Maximum award levels under both the STIP and the EPSP were reduced further as part of the 2017 Directors' Compensation Policy.

The result of the share owner vote at the Company's 2017 AGM in respect of the Directors' Compensation Policy and the 2016 Compensation Committee Report is set out in the table below:

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	Number	%	Number	%	Number	Number
To approve the Compensation Policy	869,083,431	91.71	78,532,980	8.29	947,616,411	17,339,998
To approve the Compensation Committee report	759,137,519	79.21	199,191,704	20.79	958,329,223	6,627,186

Executive Directors' total compensation received (audited)

Single total figure of compensation

		Base salary	Benefits[3]	DEPs[4]	Pension	Short-term incentive[5]	Long-term incentive[6]	Total annual compensation
		£000	£000	£000	£000	£000	£000	£000
Sir Martin Sorrell[1]	2017	1,149	200	2,170	402	–	10,009	13,930
	2016	1,150	228	1,758	460	2,992	41,560	48,148
Paul Richardson[1,2]	2017	833	66	–	249	–	2,725	3,873
	2016	798	62	–	240	1,517	6,698	9,315

[1] Any US dollar amounts received in 2017 have been converted into sterling at an exchange rate of $1.2887 to £1.
[2] Paul Richardson's base salary figure is denominated in US dollars other than his fee for directorship of WPP plc which amounts to £100,000 which, per above, has been converted at an exchange rate of $1.2887 to £1. There has been no change in base salary over 2017 and the differences between the 2017 and 2016 values is because of a change in exchange rates.
[3] The benefits, and therefore total annual compensation, set out in the table above exclude the disclosable value of expenses related directly to attendance at Board meetings that would be chargeable to UK income tax. The expenses were for Sir Martin Sorrell £4,492 (£2,578 in 2016) and Paul Richardson £8,307 (£13,826 in 2016). Details of benefits are set out on page 94.
[4] Sir Martin Sorrell receives payments in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable during 2017 totalling £2,169,831 (£1,757,739 during 2016), in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements, these agreements that now comprise the awards granted under the Capital Investment Plan in 1995. 2017 is the final year in which such payments will be made.
[5] This is the aggregate amount awarded for the 2016 financial years' performance. In 2016, 50% of the award was delivered in a deferred share bonus in the form of an ESA, which vests two years from the date of grant subject to continued employment, and 50% cash.
[6] This is the value of the 2013 EPSP, and 2012 LEAP, awards which vested in 2018, and 2017, following the end of the EPSP five-year performance period on 31 December 2017, and LEAP five-year performance period on 31 December 2016.

Fixed elements of compensation (audited)

Base salary

Base salary policy >
- Reviewed every two years or following a change in role
- Includes director fee of £100,000

Company and personal performance taken into account during review process

Base salary will normally increase by no more than the local rate of inflation

	Effective date	Contractual salary 000	Base salary received in 2017 000
Sir Martin Sorrell	1 January 2013	£1,150	£1,149[1]
Paul Richardson	1 July 2013	$945 and £100	$1,074[2]

[1] Sir Martin Sorrell receives 40% of his base salary in US dollars, converted using monthly average exchange rates.
[2] The fee for Paul Richardson has been converted into US dollars at a rate of $1.2887 to £1.

Each Executive Director receives a fee of £100,000 for their directorship of WPP plc, included above. The base salary for the Executive Directors are reviewed, but not necessarily changed, every 24 months. There have been no changes in base salary for the Executive Directors since 2013.

Benefits, dividend equivalent payments and pension

| Benefits policy | > | Fixed, non-itemised allowance enabling executives to procure their own benefits as required | Allowances are: Group Chief Executive – £200,000 Group Finance Director – $85,000 | Reviewed periodically by the Committee |

	2017 Benefits 000	2017 DEPs 000
Sir Martin Sorrell	£200	£2,170
Paul Richardson	$85	-

This allowance excludes the disclosable value of expenses, related directly to attendance at Board meetings that would be chargeable to UK income tax.

The table above also includes share owner-approved dividend equivalent payments of £2,169,831 (£1,757,739 during 2016) which are due on certain of Sir Martin Sorrell's deferred share awards. This is the final year in which such payments will be made as all deferred awards have now been exercised.

| Pension policy | > | Contribution to a defined contribution retirement arrangement, or a cash allowance | Contributions/allowances are as follows (as % of base salary): Group Chief Executive – 30% Group Finance Director – 30% New Executive Directors – 25% | Only base salary is pensionable |

	Contractual pension (% of base salary)	2017 Pension £000
Sir Martin Sorrell	40%/30%	402
Paul Richardson	30%	249

The new Directors' Compensation policy that was approved in June 2017 reduced the pension for Sir Martin Sorrell from 40% to 30% of base salary. This came into effect on 1 July 2017. Therefore, the amounts included in the table above represent six months under the old policy at 40% of base salary and six months under the new policy at 30% of base salary. There was no change for Paul Richardson.

Variable elements of pay

The purpose of the short-term and long-term incentives is to drive the achievement or the Group's business and strategic priorities and maximise alignment with share owner interests. The performance measures used in the incentive plans are linked to the Group's Key Performance Indicators (KPIs) as outlined on page 32 in the strategic report.

Measure	Short-term incentive	Long-term incentive
Revenue and revenue less pass-through costs growth greater than industry average	●	
Annual improvement of revenue less pass-through costs margin	●	
Annual diluted headline EPS growth of 5-10%		●
Advance the practice of 'horizontality'	●	
Increase combined geographic share of revenues from faster-growing markets	●	
Increase share of revenues from new media	●	
Maintain the share of more measurable advertising and marketing services with a focus on the application of technology, data and content	●	

Short-term incentive (audited)

This section summarises the Compensation Committee's assessment of the Executive Directors' performance during 2017 under the short-term incentive plan.

Short-term incentive policy

> Group Chief Executive
> – 400% base salary
> (target 50% of max)
> Other Executive Directors
> – 250% base salary
> (target 66% of max)

> 70 % subject to
> financial performance
> 30% subject to
> individual objectives

> – 60% cash
> – 40% deferred
> into shares,
> vesting after
> two years

> – Deferred shares subject
> to malus provisions
> – Cash bonus subject to
> clawback provisions

2017 short-term incentive plan outcome

	Actual short-term incentive received	Attributed to financial objectives	Attributed to personal objectives	Total 2017 short-term incentives £000
Sir Martin Sorrell	–	–	–	–
Paul Richardson	–	–	–	–

Performance against 2017 financial objectives (70% of the award)

Performance against all financial objectives is calculated on a pro forma ('like-for-like') basis other than revenue less pass-through costs margin that is calculated on a constant currency basis. The key financial short-term incentive plan objectives for both of the Executive Directors are consistent with 2016 and provide a robust basis for assessing financial achievement.

Group performance (Group Chief Executive and Group Finance Director)

Measure	Weighting	Threshold	Target	Maximum	Actual	% of target achieved	% of maximum achieved
Like-for-like headline PBT growth	⅓	2.5%	5.0%	7.5%	(0.28%)	–	–
Constant currency headline revenue less pass-through costs margin improvement	⅓	0.0%	0.3%	0.4%	0.0%	–	–
Like-for-like growth in revenue less pass-through costs	⅓	1.0%	2.0%	3.0%	(0.9%)	–	–

Performance against 2017 individual strategic objectives (30% of the award)

Executive Director	Personal measure 2017 (30%)	Clarification of measures	Maximum potential (% of base salary)	Award received (% of maximum)
Sir Martin Sorrell	Leadership planning	Actively managing the process of strengthening the Group's senior leadership teams through internal development, promotions, transfers and external hires.	120%	See note below
	Strategic planning & execution	Key focus areas include maintaining creative excellence; driving strategy in the digital, data, analytics and new markets; improving the effectiveness of the WPP horizontality approach to enhance client service delivery.		
Paul Richardson	Working capital management	Improving year-on-year rolling average net working capital as a percentage of the annual revenue trend.	75%	See note below
	WPP IT Transformation	Implementing a transformational program of outsourcing IT services to produce enhanced service and cost savings in future years.		
	Financial control	Demonstrating measures taken to improve operating company balance sheet control and management.		

The Committee acknowledges that good progress has been made against the Executive Directors' strategic objectives. WPP achieved first position at both Cannes 2017 and the Effies 2017, as well as making some strategically positive movements in terms of acquisitions during the year. Typically, such strong strategic performance would warrant a portion of the short-term incentive to be paid out. However, in view of the financial performance for the year, the Committee has used its discretion and determined that it would be inappropriate to award a bonus for 2017.

Short-term incentive weightings and measures for 2018

The Committee has reviewed the performance objectives for 2018 to ensure continued alignment with Company strategy. The Group financial measures of headline PBT growth, revenue less pass-through costs margin improvement and revenue less pass-through costs growth will remain the same. Further detail will be provided in next year's Annual Report.

The Committee is of the view that the targets for the STIP are commercially sensitive and it would be detrimental to the Company to disclose them in advance of or during the relevant performance period. To the extent targets are no longer commercially sensitive they will be disclosed at the end of the relevant performance period in that year's Annual Report, as we have done in previous years.

Long-term incentives (audited)

Executive Performance Share Plan (EPSP) policy

- Group Chief Executive
  - 6x base salary
- Other Executive Directors
  - 3x base salary
- 15% of maximum at threshold
- Straight-line vesting between threshold and maximum

- 1/3 relative TSR
- 1/3 headline diluted EPS growth
- 1/3 average ROE

- Five-year performance period

- Subject to malus and clawback provisions
- Awards accrue dividends

2013–2017 EPSP awards vesting

The 2013 awards are the first set of awards made under the Executive Performance Share Plan (EPSP) that was approved by share owners at the AGM in 2013. The EPSP replaced the Leadership Equity Acquisition Plan (LEAP) and was designed to take account of share owner views gained during an extensive consultation process.

Vesting of the 2013 EPSP awards was dependent on performance against three measures, all assessed over a five-year performance period:

- WPP's relative TSR measured in common and local currency, against a custom group of WPP's comparators (Dentsu, GfK, Havas, Interpublic, Ipsos, Nielsen, Omnicom and Publicis), weighted by their respective market capitalisation.
- Compound annual growth rate of diluted headline EPS.
- Average annual ROE.

Over the five-year performance period:

- WPP's TSR outperformed 63% of the weighted peer group on a common currency basis resulting in vesting of 46% of the maximum for that element.
- WPP's TSR outperformed 77% of the weighted peer group on a local currency basis resulting in vesting of 73% of the maximum for that element.
- The compound annual growth rate (CAGR) in headline diluted EPS was 10.40%, which was between the threshold and maximum targets, resulting in a vesting of 59% of maximum for that element.
- The Group delivered strong ROE over the five-year performance period of 15.75%, resulting in vesting at maximum for that element.

In aggregate, WPP's performance against the three measures resulted in an overall achievement level of 72.8% of the maximum award.

2013 EPSP award performance achievement

Performance measures	Weighting	Threshold	Maximum	Actual	% of maximum achieved
Relative TSR (common currency)	⅓	50% of weighted peer group outperformed	90% of weighted peer group outperformed	Between median and upper decile	46%
Relative TSR (local currency)				Between median and upper decile	73%
Headline diluted EPS (CAGR)	⅓	7.0%	14.0%	10.40%	59%
Average annual ROE	⅓	10.0%	14.0%	15.75%	100%
Total vesting (% of maximum)					72.8%

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested 2013-2017 EPSP awards 000
Sir Martin Sorrell	1,032,540	147,003	858,730	£11.6554	£10,009
Paul Richardson[1]	52,026	7,478	43,320	$81.0566	$ 3,511

[1] Paul Richardson's 2013 EPSP was granted in the form of ADRs.

2017 EPSP awards granted

In 2017, the Executive Directors, along with a select number of senior executives within the Group, were granted awards under the EPSP. The 2017 awards for Executive Directors were granted at the lower level approved by share owners in the latest compensation policy. The 2017 awards are subject to three equally-weighted independent performance conditions, being relative TSR, EPS and ROE. The table below summarises the awards granted and the performance conditions against which participants will be measured.

Awards granted in 2017	Basis and level of award (% of salary)	Award over	Number of interests awarded	Face value at date of grant[1] 000
Sir Martin Sorrell	600%	Ordinary shares	534,428	£6,900
Paul Richardson	300%	ADRs	36,933	$3,210

Performance measures	Total Shareholder Return (TSR)	Earnings per share (EPS)	Return on equity (ROE)
Weight	One-third	One-third	One-third
Nature	Relative to peers	WPP growth	WPP absolute
Performance zone (threshold to maximum)	Median to upper decile	7-14% compound annual growth	15-18% annual average[2]
Payout	Below threshold: 0% of elements Threshold: 15% of element vests Maximum or above: 100% of element vests		
	Straight-line vesting between threshold and maximum		
Performance period	Five-years ending on 31 December 2021		

1 Face value is calculated based on the five-day average share price preceding the date of award (£12.9110 for ordinary shares and $86.9138 for ADRS).
2 The ROE measure for EPSP awards issued in 2013 and 2014 was a 10% to 14% average return.

As in previous years, WPP's TSR performance is compared to companies representing our most relevant, listed global competitors, weighted by market capitalisation. For 2017 EPSP awards, the comparator group comprised Dentsu, GfK, Havas, Interpublic, Ipsos, Nielsen, Omnicom and Publicis. GfK and Havas, two of the comparator companies, have been taken over since the start of the performance period by Kohlberg Kravis Roberts and Vivendi, respectively. In line with the guidelines previously established by the Committee, the two companies will be removed from the comparator group as neither will be listed for more than 40% of the eventual performance period. TSR performance is calculated on a market capitalisation-weighted basis in both common and local currency (weighted equally). Using a dual basis ensures that the interests of both local and international investors are reflected in the performance measures.

EPSP measures and targets for 2018–2022

The Committee is reviewing both the measures and the targets as part of its regular annual review. If the Committee determines that changes are required, major share owners will be consulted prior to awards being made later in 2018.

Aligning pay and performance

As set out in the Directors' Compensation Policy, the Committee's objective is to align variable compensation with the key strategic priorities of WPP, maximising the dynamic between pay and performance.

This dynamic is contingent upon the Committee setting challenging targets each year. The following graph and table demonstrate the relationship between pay and performance over the last nine years for the Group Chief Executive.



Historical TSR performance[1] Value of hypothetical £100 holding

Financial year 31 December	2009	2010	2011	2012	2013	2014	2015	2016	2017
Group Chief Executive total compensation (£000)[2]	7,199	11,597	11,941	17,543	29,846	42,704	70,409	48,148	**13,930**
Year-on-year change in Group Chief Executive total compensation	63%	61%	3%	47%	70%	43%	65%	(32%)	**(71%)**
Short-term incentive award against maximum	32%	95%	77%	62%	82%	72%	86%	60%	**0%**
Long-term incentive award against maximum	50%	83%	46%	86%	87%	100%	100%	100%	**72.8%**
Change in annual TSR[3]	66%	32%	(13%)	38%	56%	3%	18%	19%	**(20%)**
Change in five-year TSR[4]	10%	37%	13%	45%	241%	172%	135%	210%	**96%**

[1] Growth in the value of a hypothetical £100 holding of WPP ordinary shares over nine years against an equivalent holding in the FTSE 100 (the broad market equity index of which WPP is a constituent) based on one-month average of trading day values. Source: DataStream.
[2] Calculated using the single figure methodology.
[3] TSR calculated using a one-month trading day average, consistent with the data shown in the graph.
[4] TSR calculated using a six-month averaging period, consistent with the calculation methodology under LEAP/EPSP.

Relative importance of spend on pay

The following table sets out the percentage change in total staff costs, headcount, dividends and share buy-backs.

	2017	2016	% change
Total staff costs	**£8,319.0m**	£7,784.9m	6.86%
Headcount – average over year	**134,428**	132,657	1.34%
Dividends and share buy-backs	**£1,255.7m**	£1,043.9m	20.29%

Relative change in pay for the Group Chief Executive

The following table summarises the change in the Group Chief Executive's base salary, taxable benefits and annual bonus, compared to that of full-time employees within the Group. The taxable benefits of the Group Chief Executive have reduced due to the application of the new benefits policy. The taxable benefits of employees has increased in line with inflation. The rationale for the decrease in the Group Chief Executive's bonus is detailed on page 96.

	Base salary[1]	Taxable benefits[1,2]	Annual bonus[1]
Group Chief Executive	No change	(12.3%)	(100%)
All employees	1.8%	3.2%	(17.5%)

[1] The all employees numbers for the change in base salary, taxable benefits and annual bonus have been calculated based on the annual average amount received. The annual bonus data for the Group Chief Executive uses the short-term incentive figures set out on page 95.

[2] Taking into account the worldwide structure and size of the Group, and given the need to calculate benefits on the basis that an individual is resident in the UK for tax purposes, collating data on all employees was not practicable. As a result, the population for the taxable benefits consists of UK employees only.

Non-Executive Directors' fees

Non-Executive Director policy > Base fees reflect skills and experience and time required to undertake the role | Additional fees reflect additional time required in any additional duties for the Company | To enable the Chairman and Non-Executive Directors to undertake their roles | No element of pay is performance linked

The fees due to Non-Executive Directors, last reviewed on 1 July 2013, are set out below.

	£000
Chairman	475
Non-Executive Director	70
Senior Independent Director	20
Chairmanship of Audit or Compensation Committee	40
Chairmanship of Nomination and Governance Committee	15
Member of Audit or Compensation Committee	20
Member of Nomination and Governance Committee	10

Non-Executive Directors' total compensation received (audited)

The single figure table on page 102 details fee payments received by the Non-Executive Directors while they held a position on the Board. During both 2016 and 2017, the Company met the cost (including national insurance and income tax, where relevant) of expenses incurred by the Non-Executive Directors in performing their duties of office, in accordance with the policy set out above.

In 2017, the disclosable value of the expenses that would be chargeable to UK income tax totalled £48,100 (including £19,214 of national insurance and income tax, where relevant).

Non-Executive Directors' total compensation received (audited) (continued)

	Fees £000	
	2017	**2016**
Roberto Quarta	**475**	475
Jacques Aigrain	**130**	130
Charlene Begley[1]	**44**	100
Tarek Farahat	**87**	13
Sir John Hood	**110**	110
Ruigang Li	**80**	80
Daniela Riccardi	**80**	80
Nicole Seligman	**91**	85
Hugo Shong	**80**	80
Timothy Shriver[1]	**39**	90
Sally Susman	**80**	80
Sol Trujillo	**90**	90

[1] Charlene Begley and Timothy Shriver retired from the Board 7 June 2017.

Past directors

During 2017, payments were made to past directors who continued to provide advisory services to the Company.

A payment of £21,768 was made to John Quelch in respect of educational presentations he gave to companies within the WPP Group. A payment of £30,000 was made to John Jackson in respect of his advisory role to WPP, which enables the Company to benefit from his considerable knowledge and experience in the communications and marketing services sector. Since his retirement from the Board, Timothy Shriver has been appointed as a consultant advising the Company on certain client relationships. He received a payment of £38,000 for his consultancy services.

Executive Directors' interests (audited)

Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2017, the Company's ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 14,232,910 shares in the Company (13,857,706 in 2016).

				Outstanding scheme interests		
Director		**Total share interests (including charitable foundation)**	**Total beneficial interests**	**Shares without performance conditions (unvested)**[1,2]	**Shares with performance conditions (unvested)**[3,4]	**Total unvested shares**
Sir Martin Sorrell[5]	At 31 December 2017	22,515,954	17,940,018	220,772	3,829,864	4,050,636
	At 24 April 2018	23,116,251	17,640,315	86,955	2,797,324	2,884,279
Paul Richardson	At 31 December 2017	1,068,240	1,068,240	100,585	1,046,960	1,147,545
	At 24 April 2018	1,068,240	1,068,240	46,400	786,830	833,230

[1] Shares due pursuant to the 2015 and 2016 Executive Share Awards, full details of which can be found on page 103. Additional dividend shares will be due on vesting.
[2] As noted in footnote 1 above, less 2015 Executive Share Awards, which vested on 6 March 2018 (full details can be found on page 103).
[3] Maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found on page 104. Additional dividend shares will be due on vesting.
[4] As noted in footnote 3 above, less the maximum due under the 2013 EPSP Award, which vested on 13 March 2018 (full details can be found on page 98).
[5] On 27 March 2018, Sir Martin Sorrell gifted 900,000 ordinary shares to The JMCMRJ Sorrell Charitable Foundation. At 24 April 2018, The JMCMRJ Sorrell Charitable Foundation is interested in 5,475,936 ordinary shares. Sir Martin Sorrell has no beneficial interest in these shares.

Share ownership guidelines

As detailed in the Directors' Compensation Policy, the Executive Directors are required to achieve a minimum level of share ownership of WPP shares. The Group Chief Executive and Group Finance Director are required to hold shares to the value of 600% and 300% of base salary respectively.

At the end of 2017, and at the date of this Compensation Committee report, both the Executive Directors exceeded their respective share ownership guidelines by a substantial margin.

Non-Executive Directors' interests (audited)

Non-Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2017	Total interests at 24 April 2018
Roberto Quarta	37,500	37,500
Jacques Aigrain	13,000	13,000
Charlene Begley[1]	2,140	2,140
Tarek Farahat	2,100	2,100
Sir John Hood	3,000	3,000
Ruigang Li	4,000	4,000
Daniela Riccardi	4,100	4,100
Nicole Seligman	6,250	6,250
Hugo Shong	22,915	22,915
Timothy Shriver[1]	10,070	10,070
Sally Susman	5,000	5,000
Sol Trujillo	10,000	10,000

[1] Charlene Begley and Timothy Shriver retired from the Board on 7 June 2017. The information disclosed reflects their total interests at this date.

Outstanding share-based awards

Executive Share Awards (ESAs) held by Executive Directors

All Executive Share Awards granted under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. Due to no short-term incentive being awarded for 2017, there will be no 2017 ESAs granted. Unless otherwise noted, awards are made in the form of WPP ordinary shares.

		Grant date	Share/ADR price on grant date	No. of shares/ ADRs granted[2]	Face value on grant date[3] 000	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Shares / ADR price on vesting	Value on vesting 000
Sir Martin Sorrell	2014 ESA	27.05.15	£15.8350	113,347	£1,795	6,762	120,109	06.03.17	£17.1957	£2,065
	2015 ESA	07.06.16	£15.9850	133,817	£2,139	–	–	06.03.18	–	–
	2016 ESA	06.06.17	£17.2050	86,955	£1,496	–	–	06.03.19	–	–
Paul Richardson[1]	2014 ESA	27.05.15	$121.7200	9,817	$1,195	601	10,418	06.03.17	$104.6582	$1,090
	2015 ESA	07.06.16	$116.2700	10,837	$1,260	–	–	06.03.18	–	–
	2016 ESA	06.06.17	$110.7600	9,280	$1,028	–	–	06.03.19	–	–

[1] Paul Richardson's ESAs were granted in respect of ADRs.
[2] Dividend shares will be due on these awards.
[3] Face value has been calculated using the average closing share price for the trading day preceding the date of grant (as set out in the table).

Long-term incentive plans – Executive Performance Share Plan

The following table summarises all of the awards outstanding under the Executive Performance Share Plan.

	Grant date	Performance period	Maximum number of nil cost options over shares/ADRs awarded[2]	Share/ADR price on grant date[3]	During 2017			Maximum number of nil cost options over shares/ADRs at 31 December 2017
					Options vested/ (lapsed)	Additional dividend shares	Options exercised or deferred	
Sir Martin Sorrell	04.06.14	01.01.14-31.12.18	867,756	£12.9080	–	–	–	867,756
	09.06.15	01.01.15-31.12.19	738,267	£15.1720	–	–	–	738,267
	28.11.16	01.01.16-31.12.20	656,873	£17.0520	–	–	–	656,873
	04.12.17	01.01.17-31.12.21	534,428	£12.9110	–	–	–	534,428
Paul Richardson[1]	04.06.14	01.01.14-31.12.18	40,927	$107.9960	–	–	–	40,927
	09.06.15	01.01.15-31.12.19	37,970	$115.8800	–	–	–	37,970
	28.11.16	01.01.16-31.12.20	41,536	$105.9309	–	–	–	41,536
	04.12.17	01.01.17-31.12.21	36,933	$86.9138	–	–	–	36,933

[1] Paul Richardson's EPSP awards were granted in respect of ADRs.
[2] Dividend shares will be due on these awards.
[3] Face value has been calculated using the average closing share price for the five trading days preceding the date of grant (as set out in the table).

Full details of the 2017 EPSP award, including performance measures and targets, can be found on page 99.

Implementation of reward policy for management outside the Board

The Company uses share-based compensation programs across the Company to incentivise and retain employees, recruit new talent and to encourage a strong ownership culture among employees. The use of the core share plans in 2017 is described below.

The Restricted Stock Plan (RSP)

The WPP Leaders, Partners and High Potential program made awards to about 1,800 of our key executives in 2017. Awards vest three years after grant, provided the participant is still employed within the Group. In addition, senior executives have part of their annual bonus paid in the form of executive or performance share awards that vest two-years after grant. The Executive Directors do not participate in any other aspect of the RSP except for the deferred share bonus award. All awards granted under the RSP are subject to malus and clawback conditions.

WPP Share Option Plan 2015

During 2017, the WPP Share Option Plan 2015 was used to make awards to over 50,000 employees. By 31 December 2017, options under this plan, and its predecessor, the Worldwide Ownership Plan, had been granted to approximately 167,000 employees over 84 million shares since March 1997.

While the Share Option Plan provides the authority to make executive option awards, in addition to all-employee awards, no awards were granted in 2017. The Executive Directors do not participate in this plan.

Share incentive dilution for 2007 to 2017

The share incentive dilution level, measured on a 10-year rolling basis, was at 3.3% at 31 December 2017 (2016: 3.0%). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Sir John Hood
Chairman of the Compensation Committee
on behalf of the Board of Directors of WPP plc
24 April 2018



106



About share ownership

Information for share owners

Share owners' register

A register of share owners' interests is kept at the Company's registrar's office in Jersey and is available for inspection on request. The register includes information on nominee accounts and their beneficial owners.

Analysis of shareholdings at 31 December 2017

Issued share capital as at 31 December 2017: 1,332,511,552 ordinary shares.

Number of shares held	Number of holders	% owners	Shareholdings	% outstanding*
1-100	2,345	17.8%	78,680	0.0%
101-250	1,424	10.8%	253,381	0.0%
251-500	1,451	11.0%	542,482	0.0%
501-1,000	1,331	10.1%	995,190	0.1%
1,001-5,000	2,112	16.0%	4,965,219	0.4%
5,001-10,000	739	5.6%	5,346,468	0.4%
10,001-25,000	886	6.7%	14,523,027	1.1%
25,001-50,000	655	5.0%	23,414,411	1.8%
50,001-100,000	690	5.3%	50,135,696	3.8%
100,001-500,000	1,080	8.2%	245,541,723	18.4%
500,001-1,000,000	227	1.7%	160,754,805	12.1%
1,000,001-2,000,000	122	0.9%	167,167,681	12.5%
2,000,001-3,000,000	36	0.3%	89,874,186	6.7%
3,000,001-4,000,000	20	0.2%	68,194,948	5.1%
4,000,001 and above	44	0.4%	500,723,655	37.6%
Total	**13,162**	**100.0%**	**1,332,511,552**	**100.0%**

* All calculations are based on the percentage outstanding on the share register as of 29 December 2017.

Share owners by geography	%	Share owners by type	%
UK	28	Institutional investors	94
US	39	Our people	3
Rest of World	33	Other individuals	3
Total	**100**	**Total**	**100**

Share owners by geography %



UK	28
US	39
Rest of World	33

Share owners by type %



Institutional Investors	94
Employees*	3
Other Individuals	3

* In addition, 1.6% of the Company's share capital (excluding treasury shares) is under option to our people.

Dividends

Ordinary share owners have received the following dividends in respect of each financial year:

	2017	2016	2015	2014	2013
Interim or first interim dividend per ordinary share	**22.70p**	19.55p	15.91p	11.62p	10.56p
Final dividend per ordinary share	**37.30p**	37.05p	28.78p	26.58p	23.65p
Total	**60.00p**	56.60p	44.69p	38.20p	34.21p

Financial calendar

- The 2017 final dividend will be paid on 9 July 2018 to share owners on the register at 15 June 2018.
- Interim statements for the half-year ending 30 June are issued in August.
- Quarterly trading announcements are issued in April and October.
- Interim dividends are paid in November.
- Preliminary announcements of results for the financial year ending 31 December are issued in the first quarter.
- Annual Reports are posted to share owners in April.
- Annual General Meetings are held in London in June.

Share price

The closing price of the shares at 31 December was as follows:

	At 24 April 2018	2017	2016	2015	2014	2013
Ordinary 10p shares	1,116.5p	1,341.0p	1,816.0p	1,563.0p	1,345.0p	1,380.0p

Share price information is also available online at wpp.com/investor.

Online information

WPP's public website, wpp.com, provides current and historical financial information, news releases, trading reports and share price information. Go to wpp.com/investor.

Access numbers/Ticker symbols

On 28 November 2017, WPP transferred the listing of its American Depositary Shares to the New York Stock Exchange from NASDAQ Global Market. WPP's primary listing of its ordinary shares on the London Stock Exchange did not change.

	NYSE	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPP	WPP.N	WPP US

Registrar and transfer office

Computershare Investor Services (Jersey) Limited
Queensway House
Hilgrove Street
St Helier
Jersey
JE1 1ES
Enquiry number: 0870 707 1411

American Depositary Receipts (ADRs) office

Citibank N.A.
PO Box 43077
Providence
RI 02940-3077

Telephone enquiries: within the US +1 877 248 4237
Telephone enquiries: outside the US +1 781 575 4555
E-mail enquiries: citibank@shareholders-online.com

WPP registered office

Queensway House
Hilgrove Street
St Helier
Jersey
JE1 1ES

The Company's registered number is 111714.

American Depositary Receipts (ADRs)

Each ADR represents five ordinary shares.

ADR holders receive the annual and interim reports issued by WPP plc.

WPP plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, sec.gov. Our reports on Form 20-F are also available from our Investor Relations department in New York.

ADR dividends

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 108).

Dividends per ADR in respect of each financial year are set out below.

	2017	2016	2015	2014	2013
In £ sterling					
Interim	**113.50p**	97.75p	79.55p	58.10p	52.80p
Final	**186.50p**	185.25p	143.90p	132.90p	118.25p
Total	**300.00p**	283.00p	223.45p	191.00p	171.05p
In US dollars[1]					
Interim	**146.27¢**	132.42¢	121.62¢	95.72¢	82.61¢
Final	**240.34¢**	250.96¢	219.99¢	218.95¢	185.01¢
Total	**386.61¢**	383.38¢	341.61¢	314.67¢	267.62¢

1 These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 122. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders and there will be no entitlement to offset any part of the notional UK taxation credit against any US taxation liability. The dividends received will be subject to US taxation.

Tax information

UK taxation
Dividends received from 6 April 2016 – 5 April 2018

From 6 April 2016, UK resident individuals received a Dividend Allowance in the form of a 0% tax rate on the first £5,000 of dividend income received each tax year.

Dividends received from 6 April 2018

The Dividend Allowance for UK resident individuals decreased from 6 April 2018 such that the 0% tax rate applies to the first £2,000 of dividend income received each tax year.

Any dividends received over the Dividend Allowance are taxed at a rate of 7.5% on dividend income for individuals in the basic rate band, 32.5% for higher rate tax payers and at 38.1% for individuals with income of £150,000 or more.

Capital gains tax

The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, share owners are advised to consult their professional advisors.

Capital gains

As liability to capital gains tax on a disposal of WPP shares will depend on individual circumstances, share owners are advised to consult their professional advisors.

Other statutory information

Substantial share ownership

As at 24 April 2018, the Company is aware of the following interests of 3% or more in the issued ordinary share capital:

MFS	8.03%
Harris Associates LP	7.35%
BlackRock Inc	5.49%

The disclosed interests refer to the respective combined holdings of the entity and to interests associated with it.

The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Profits and dividends

The profit before tax for the year was £2,109.3 million (2016: £1,890.5 million). The directors declared a final dividend of 37.3p (2016: 37.05p) per share to be paid on 9 July 2018 to share owners on the register at 15 June 2018 which, together with the interim ordinary dividend of 22.7p (2016: 19.55p) per share paid on 6 November 2017, makes a total of 60.0p for the year (2016: 56.60p).

Change of control

All of our bonds contain provisions which are triggered on a change of control of the Company. The holders of such bonds have the right to repayment at par except for holders of our US$ bonds. The holders of our US$ bonds have the right to redeem the bonds at 101% of par, if the Company is non-investment grade at the time of the change of control or becomes non-investment grade within 120 days of the announcement of the change of control.

In addition, the Group has a Revolving Credit Facility in the amount of $2,500 million due July 2021, the terms of which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.

In general terms, awards granted under WPP's incentive plans will usually vest on a change of control, albeit on a pro-rated basis. Where awards are subject to performance conditions, those conditions will still need to be met, also on a pro-rated basis. Certain incentive plans allow the Compensation Committee to require outstanding awards to be exchanged for equivalent awards in the acquiring company.

Articles of Association

There are no restrictions on amending the Articles of Association of the Company other than the need to pass a special resolution of the share owners.

Share capital

The Company's authorised share capital consists solely of 1,750,000,000 ordinary 10 pence shares. The Company operates an American Depositary Receipt program. The rights and obligations relating to the ordinary share capital are outlined in the Articles of Association; there are no restrictions on transfer, no restrictions on voting rights and no securities carry special voting rights with regard to control of the Company.

At the AGM on 7 June 2017, share owners passed resolutions authorising the Company, in accordance with its Articles of Association, to allot shares up to a maximum nominal amount of £85,173,135 of which £12,788,760 could be allotted for cash free of statutory pre-emption rights. In the year under review no shares were issued for cash free from pre-emption rights. Details of share capital movements are given in note 26 of the financial statements on pages 153 to 155.

Authority for purchase of own shares

At the AGM on 7 June 2017, share owners passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 127,887,590 of its own shares in the market. In the year under review, 32,404,644 ordinary shares of 10 pence each were purchased at an average price of £15.56 per share.

Statement of directors' responsibilities in respect of the preparation of financial statements

The directors are responsible for preparing the financial statements in accordance with applicable law and regulations. The directors have elected to prepare financial statements for the Group in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) and have also elected to prepare financial statements for the Company in accordance with UK accounting standards. Company law requires the directors to prepare such financial statements in accordance with the Companies (Jersey) Law 1991.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'.

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures, when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- make an assessment of the Company's ability to continue as a going concern.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and Directors' Compensation Report.

The directors are responsible for the maintenance and integrity of the Company website. Jersey legislation and UK regulation governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The directors confirm that so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware. Each director has taken all the steps that he or she ought to have taken, as a director, in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

In accordance with the principles of the UK Corporate Governance Code, the Board has established arrangements to evaluate whether the information presented in the Annual Report is fair, balanced and understandable; these are described on page 86.

The Board considers the Annual Report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for share owners to assess the Company's position, performance, business model and strategy.

The letters from the Chairmen of the Nomination and Governance, Audit and Compensation Committees, the statements regarding directors' responsibilities and statement of going concern set out above and the directors' remuneration and interests in the share capital of the Company set out on pages 81 to 105, are included in the Directors' report, which also includes the sections 'Strategic report to share owners' and 'Who runs WPP'.

By Order of the Board

Marie Capes
Company Secretary
24 April 2018





Our 2017 consolidated financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2017.

The Group's financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

Presentation

The Group has changed its accounting policy in regard to the presentation of the income statement under IAS 1 Presentation of Financial Statements for the year ended 31 December 2017, moving from a 'nature of expense' method of presentation to a 'function of expense' method of presentation. The Group considers this to be a more reliable and relevant presentation and prior years have been re-presented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. This change in accounting policy has not resulted in a change to revenue, operating profit or profit for any of the years presented.

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group's commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:
- Brand names (with finite lives) – 10-20 years.
- Customer-related intangibles – 3-10 years.
- Other proprietary tools – 3-10 years.
- Other (including capitalised computer software) – 3-5 years.

Contingent consideration

Contingent consideration is accounted for in accordance with IFRS 3 Business Combinations. Contingent consideration only applies to situations where contingent payments are not dependent on future employment of vendors and any such payments are expensed when they relate to future employment.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four- to five-year period following the year of acquisition) and assume the operating companies improve profits in line with directors' estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:
- Freehold buildings – 50 years.
- Leasehold land and buildings – over the term of the lease or life of the asset, if shorter.
- Fixtures, fittings and equipment – 3-10 years.
- Computer equipment – 3-5 years.

Interests in associates and joint ventures

An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

The Group's share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group's share of net assets is shown within interests in associates in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

Other investments

Other investments are designated as 'available for sale' and are shown at fair value with any movements in fair value taken to equity.

On disposal the cumulative gain or loss previously recognised in equity is included in the profit or loss for the year.

Inventory and work in progress

Work in progress is valued at cost, which includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventory is stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are stated net of provisions for bad and doubtful debts.

Foreign currency and interest rate hedging

The Group's policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 25 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group's equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently measured at fair value in accordance with IAS 39 Financial Instruments: Recognition and Measurement. The movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Derecognition of financial liabilities

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.

Debt

Interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

Revenue recognition

Revenue comprises commission and fees earned in respect of amounts billed. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management

Revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. The amount of revenue recognised depends on whether we act as an agent or as a principal in an arrangement with a client. Where we act as an agent, the revenue recorded is the net amount retained when the fee or commission is earned. Although the Group may bear credit risk in respect of these activities, the arrangements with our clients are such that we consider that we are acting as an agent on their behalf. In such cases, costs incurred with external suppliers (such as media suppliers) are excluded from our revenue. Where the Group acts as a principal the revenue recorded is the gross amount billed.

Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received or receivable.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Data Investment Management

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

While most of the studies provided in connection with the Group's market research contracts are undertaken in response to an individual client's or group of clients' specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectability is reasonably assured.

Public Relations & Public Affairs and Brand Consulting, Health & Wellness and Specialist Communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the consolidated income statement revenue and related costs as contract activity progresses.

Taxation

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable, liabilities are classified as current. Any interest and penalties accrued are included in corporate income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

The tax laws that apply to the Group's subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments are made to the Group's tax liabilities and deferred tax assets and liabilities where necessary.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also dealt with in other comprehensive income or equity. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised, which can require the use of accounting estimation and the exercise of judgement. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation.

Retirement benefit costs

The Group accounts for retirement benefit costs in accordance with IAS 19 Employee Benefits.

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs, past service costs, administrative expenses and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment occurs. Net interest expense is calculated by applying the discount rate to the recognised overall surplus or deficit in the plan.

Actuarial gains and losses are recognised immediately in the consolidated statement of comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held separately from those of the Group, in separate independently managed funds. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the Company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the consolidated income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the consolidated income statement as it is incurred.

Operating leases

Operating lease rentals are charged to the consolidated income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group's investment in such operations) are reported in the consolidated statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 22 and 26.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group's estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards, which have not been applied in these financial statements, were in issue but not yet effective:
- IFRS 9: Financial Instruments;
- IFRS 15: Revenue from Contracts with Customers; and
- IFRS 16: Leases.

IFRS 9 is effective from 1 January 2018. It contains requirements for the classification and measurement of financial assets and liabilities, impairment (introducing an expected loss method) and hedge accounting. The Group does not consider that it will have a significant impact on the financial statements of the Group, particularly given the short-term nature of the Group's trade receivables, which are mainly due from large national or multinational companies. The principal impact will be for equity investments currently designated as 'available for sale', where the Group will elect to recognise the fair value movements of certain equity investments through other comprehensive income. Fair value movements of certain other equity investments will be recognised in profit or loss.

IFRS 15 is effective from 1 January 2018 and it will be applied retrospectively to each prior period presented, we do not expect the adoption of IFRS 15 to have a significant impact on the timing of the Group's revenue recognition nor on the Group's equity.

However, for certain of our contracts, the adoption of IFRS 15 will result in a change in our accounting for certain third-party costs. Third-party costs are included in revenue where the Group acts as principal with respect to the services provided to the client and is excluded where the Group acts as agent. Under IFRS 15, the principal versus agent assessment is based on whether we control the relevant services before they are transferred to the client. As a result of the adoption of IFRS 15, there will be an increase in third-party costs included in revenue and costs of services. In 2017, these third-party costs were approximately £500 million. This change will increase revenue and costs of services by the same amount and therefore have no impact on operating profit.

IFRS 16 is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees will be required to recognise a right-of-use asset and related lease liability for the majority of their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 will require the Group to recognise substantially all of its current operating lease commitments on the balance sheet and the financial impact of this, together with other implications of the standard, are currently being assessed.

Critical judgements and estimation uncertainty in applying accounting policies

Management is required to make key decisions and judgements whilst acknowledging there is estimation uncertainty in the process of applying the Group's accounting policies. These estimates and judgements are reviewed on an ongoing basis. Where judgement has been applied or estimation uncertainty exists, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

The most significant areas of estimation uncertainty include:

- Goodwill (note 12): The discounted cash flow methodology employed by the Group when testing for goodwill impairment requires estimates regarding revenue growth, operating margins, discount rates and working capital requirements.
- Payments due to vendors (earnout agreements) and liabilities in respect of put options: Estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnouts and put options. Further details are disclosed in note 25.
- Provision for post-employment benefits (note 23): Estimates are required in the accounting for defined benefit pension plans, including establishing discount rates, rates of increase in salaries and pensions in payment, inflation and mortality assumptions. These estimates are made by management based on the advice of qualified advisors.

The most significant areas of judgements include:

- Revenue recognition: Judgement is required regarding the timing of recognition, particularly in relation to media volume income with regards to whether it is required to be passed back to the client. Further details are set out in the accounting policy.
- Taxation (note 7): Judgement is required in relation to the level of provisions required and the amount of taxes that will be due, particularly given the many countries in which the Group operates.

Directors' responsibility statement

We confirm that to the best of our knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the strategic report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

Roberto Quarta
Executive Chairman
24 April 2018

Paul Richardson
Group Finance Director

The numbers in full...



Consolidated income statement

For the year ended 31 December 2017

	Notes	2017 £m	2016 £m[2]	2015 £m[2]	2017 $m[3]	2016 $m[2,3]	2015 $m[2,3]
Billings[1]		55,562.7	55,245.2	47,631.9	71,724.8	74,439.6	72,766.7
Revenue	2	15,265.4	14,388.9	12,235.2	19,703.2	19,379.3	18,693.2
Costs of services	3	(12,090.2)	(11,348.1)	(9,709.1)	(15,581.6)	(15,323.0)	(14,839.0)
Gross profit		3,175.2	3,040.8	2,526.1	4,121.6	4,056.3	3,854.2
General and administrative costs	3	(1,267.0)	(977.7)	(894.1)	(1,634.7)	(1,355.2)	(1,360.4)
Operating profit		1,908.2	2,063.1	1,632.0	2,486.9	2,701.1	2,493.8
Share of results of associates	4	113.5	49.8	47.0	147.4	65.3	71.2
Profit before interest and taxation		2,021.7	2,112.9	1,679.0	2,634.3	2,766.4	2,565.0
Finance income	6	95.2	80.4	72.4	122.8	109.6	110.9
Finance costs	6	(269.8)	(254.5)	(224.1)	(347.6)	(344.1)	(342.6)
Revaluation of financial instruments	6	262.2	(48.3)	(34.7)	346.4	(71.4)	(53.2)
Profit before taxation		2,109.3	1,890.5	1,492.6	2,755.9	2,460.5	2,280.1
Taxation	7	(197.0)	(388.9)	(247.5)	(249.1)	(516.7)	(378.4)
Profit for the year		1,912.3	1,501.6	1,245.1	2,506.8	1,943.8	1,901.7
Attributable to:							
Equity holders of the parent		1,816.6	1,400.1	1,160.2	2,382.4	1,808.7	1,771.6
Non-controlling interests		95.7	101.5	84.9	124.4	135.1	130.1
		1,912.3	1,501.6	1,245.1	2,506.8	1,943.8	1,901.7
Revenue less pass-through costs[4]	2,31	13,139.6	12,397.8	10,524.3	16,958.3	16,690.7	16,078.9
Headline PBIT	31	2,267.1	2,160.3	1,774.0	2,953.4	2,864.6	2,704.3
Revenue less pass-through costs[4] margin	2,31	17.3%	17.4%	16.9%	17.4%	17.2%	16.8%
Headline PBT	31	2,092.5	1,986.2	1,622.3	2,728.6	2,630.1	2,472.6
Earnings per share							
Basic earnings per ordinary share	9	144.0p	109.6p	90.0p	188.9¢	141.5¢	137.5¢
Diluted earnings per ordinary share	9	142.4p	108.0p	88.4p	186.7¢	139.6¢	134.9¢

Notes

The accompanying notes form an integral part of this consolidated income statement.

[1] Billings is defined on page 171.

[2] Prior year figures have been re-presented as described in the accounting policies.

[3] The consolidated income statement above is also expressed in US dollars for information purposes only and is unaudited. It has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the period presented. Among other currencies, this includes an average exchange rate of US$1.2887 to the pound sterling for the year 2017 (2016: US$1.3547, 2015: US$1.5288).

[4] Previously referred to as net sales.

Consolidated statement of comprehensive income

For the year ended 31 December 2017

	2017 £m	2016 £m	2015 £m
Profit for the year	**1,912.3**	1,501.6	1,245.1
Items that may be reclassified subsequently to profit or loss:			
Exchange adjustments on foreign currency net investments	**(465.2)**	1,378.0	(275.9)
Gain/(loss) on revaluation of available for sale investments	**32.1**	(93.1)	206.0
	(433.1)	1,284.9	(69.9)
Items that will not be reclassified subsequently to profit or loss:			
Actuarial gain/(loss) on defined benefit pension plans	**17.0**	(15.9)	33.5
Deferred tax on defined benefit pension plans	**(24.6)**	(0.4)	(5.2)
	(7.6)	(16.3)	28.3
Other comprehensive (loss)/income for the year	**(440.7)**	1,268.6	(41.6)
Total comprehensive income for the year	**1,471.6**	2,770.2	1,203.5
Attributable to:			
Equity holders of the parent	**1,395.6**	2,600.6	1,121.6
Non-controlling interests	**76.0**	169.6	81.9
	1,471.6	2,770.2	1,203.5

Note

The accompanying notes form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the year ended 31 December 2017

	Notes	2017 £m	2016 £m	2015 £m
Net cash inflow from operating activities	11	1,408.1	1,773.8	1,359.9
Investing activities				
Acquisitions and disposals	11	(181.5)	(638.8)	(669.5)
Purchases of property, plant and equipment		(288.9)	(252.1)	(210.3)
Purchases of other intangible assets (including capitalised computer software)		(37.3)	(33.0)	(36.1)
Proceeds on disposal of property, plant and equipment		8.0	7.7	13.4
Net cash outflow from investing activities		(499.7)	(916.2)	(902.5)
Financing activities				
Share option proceeds		6.4	27.2	27.6
Cash consideration for non-controlling interests	11	(47.3)	(58.3)	(23.6)
Share repurchases and buy-backs	11	(504.2)	(427.4)	(587.6)
Net increase/(decrease) in borrowings	11	599.6	(22.5)	492.0
Financing and share issue costs		(0.8)	(6.4)	(11.4)
Equity dividends paid		(751.5)	(616.5)	(545.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(87.8)	(89.6)	(55.2)
Net cash outflow from financing activities		(785.6)	(1,193.5)	(704.0)
Net increase/(decrease) in cash and cash equivalents		122.8	(335.9)	(246.6)
Translation of cash and cash equivalents		(27.2)	291.9	(54.4)
Cash and cash equivalents at beginning of year		1,902.6	1,946.6	2,247.6
Cash and cash equivalents at end of year	11	1,998.2	1,902.6	1,946.6

Reconciliation of net cash flow to movement in net debt:				
Net increase/(decrease) in cash and cash equivalents		122.8	(335.9)	(246.6)
Cash (inflow)/outflow from (increase)/decrease in debt financing		(598.8)	28.9	(480.5)
Debt acquired		–	(144.4)	–
Other movements		(1.9)	(2.3)	(124.0)
Translation differences		125.3	(466.0)	(84.3)
Movement of net debt in the year		(352.6)	(919.7)	(935.4)
Net debt at beginning of year		(4,130.5)	(3,210.8)	(2,275.4)
Net debt at end of year	10	(4,483.1)	(4,130.5)	(3,210.8)

Note
The accompanying notes form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2017

	Notes	2017 £m	2016 £m
Non-current assets			
Intangible assets:			
Goodwill	12	**12,952.9**	13,214.3
Other	12	**2,018.4**	2,217.3
Property, plant and equipment	13	**979.5**	968.7
Interests in associates and joint ventures	14	**1,065.2**	1,069.4
Other investments	14	**1,153.5**	1,310.3
Deferred tax assets	15	**160.3**	140.4
Trade and other receivables	17	**176.2**	204.9
		18,506.0	19,125.3
Current assets			
Inventory and work in progress	16	**424.3**	400.4
Corporate income tax recoverable		**234.7**	231.2
Trade and other receivables	17	**12,112.3**	12,374.5
Cash and short-term deposits		**2,391.4**	2,436.9
		15,162.7	15,443.0
Current liabilities			
Trade and other payables	18	**(14,241.1)**	(15,010.4)
Corporate income tax payable		**(649.3)**	(752.3)
Bank overdrafts, bonds and bank loans	20	**(624.1)**	(1,002.5)
		(15,514.5)	(16,765.2)
Net current liabilities		**(351.8)**	(1,322.2)
Total assets less current liabilities		**18,154.2**	17,803.1
Non-current liabilities			
Bonds and bank loans	20	**(6,250.4)**	(5,564.9)
Trade and other payables	19	**(992.8)**	(1,273.8)
Deferred tax liabilities	15	**(513.7)**	(692.4)
Provision for post-employment benefits	23	**(206.3)**	(276.5)
Provisions for liabilities and charges	21	**(229.0)**	(227.9)
		(8,192.2)	(8,035.5)
Net assets		**9,962.0**	9,767.6
Equity			
Called-up share capital	26	**133.3**	133.2
Share premium account		**568.5**	562.2
Other reserves	27	**761.7**	1,185.2
Own shares		**(1,171.1)**	(962.0)
Retained earnings		**9,200.8**	8,405.9
Equity share owners' funds		**9,493.2**	9,324.5
Non-controlling interests		**468.8**	443.1
Total equity		**9,962.0**	9,767.6

Note
The accompanying notes form an integral part of this consolidated balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 24 April 2018.

Signed on behalf of the Board:

Roberto Quarta   **Paul Richardson**
Executive Chairman **Group Finance Director**

Consolidated statement of changes in equity

For the year ended 31 December 2017

	Called-up share capital £m	Share premium account £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2017	**133.2**	**562.2**	**1,185.2**	**(962.0)**	**8,405.9**	**9,324.5**	**443.1**	**9,767.6**
Ordinary shares issued	0.1	6.3	–	–	–	6.4	–	6.4
Treasury share additions	–	–	–	(289.6)	–	(289.6)	–	(289.6)
Treasury share allocations	–	–	–	112.2	(112.2)	–	–	–
Profit for the year	–	–	–	–	1,816.6	1,816.6	95.7	1,912.3
Exchange adjustments on foreign currency net investments	–	–	(445.5)	–	–	(445.5)	(19.7)	(465.2)
Gain on revaluation of available for sale investments	–	–	32.1	–	–	32.1	–	32.1
Actuarial gain on defined benefit pension plans	–	–	–	–	17.0	17.0	–	17.0
Deferred tax on defined benefit pension plans	–	–	–	–	(24.6)	(24.6)	–	(24.6)
Other comprehensive loss	–	–	(413.4)	–	(7.6)	(421.0)	(19.7)	(440.7)
Dividends paid	–	–	–	–	(751.5)	(751.5)	(87.8)	(839.3)
Non-cash share-based incentive plans (including share options)	–	–	–	–	105.0	105.0	–	105.0
Tax adjustment on share-based payments	–	–	–	–	3.0	3.0	–	3.0
Net movement in own shares held by ESOP Trusts	–	–	–	(31.7)	(182.9)	(214.6)	–	(214.6)
Recognition/remeasurement of financial instruments	–	–	(10.1)	–	(11.7)	(21.8)	–	(21.8)
Acquisition of subsidiaries[2]	–	–	–	–	(63.8)	(63.8)	37.5	(26.3)
Balance at 31 December 2017	**133.3**	**568.5**	**761.7**	**(1,171.1)**	**9,200.8**	**9,493.2**	**468.8**	**9,962.0**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

[1] Other reserves are analysed in note 27.

[2] Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

For the year ended 31 December 2016

	Called-up share capital £m	Share premium account £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2016	**132.9**	**535.3**	**(9.7)**	**(719.6)**	**7,698.5**	**7,637.4**	**378.4**	**8,015.8**
Ordinary shares issued	0.3	26.9	–	–	–	27.2	–	27.2
Treasury share additions	–	–	–	(274.5)	–	(274.5)	–	(274.5)
Treasury share allocations	–	–	–	3.9	(3.9)	–	–	–
Profit for the year	–	–	–	–	1,400.1	1,400.1	101.5	1,501.6
Exchange adjustments on foreign currency net investments	–	–	1,309.9	–	–	1,309.9	68.1	1,378.0
Loss on revaluation of available for sale investments	–	–	(93.1)	–	–	(93.1)	–	(93.1)
Actuarial loss on defined benefit pension plans	–	–	–	–	(15.9)	(15.9)	–	(15.9)
Deferred tax on defined benefit pension plans	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Other comprehensive income/(loss)	–	–	1,216.8	–	(16.3)	1,200.5	68.1	1,268.6
Dividends paid	–	–	–	–	(616.5)	(616.5)	(89.6)	(706.1)
Non-cash share-based incentive plans (including share options)	–	–	–	–	106.5	106.5	–	106.5
Tax adjustment on share-based payments	–	–	–	–	3.9	3.9	–	3.9
Net movement in own shares held by ESOP Trusts	–	–	–	28.2	(181.1)	(152.9)	–	(152.9)
Recognition/remeasurement of financial instruments	–	–	(21.9)	–	26.8	4.9	–	4.9
Share purchases – close period commitments	–	–	–	–	8.6	8.6	–	8.6
Acquisition of subsidiaries[2]	–	–	–	–	(20.7)	(20.7)	(15.3)	(36.0)
Balance at 31 December 2016	**133.2**	**562.2**	**1,185.2**	**(962.0)**	**8,405.9**	**9,324.5**	**443.1**	**9,767.6**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

[1] Other reserves are analysed in note 27.

[2] Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the consolidated financial statements

For the year ended 31 December 2017

1. General information

WPP plc is a company incorporated in Jersey. The address of the registered office is Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES and the address of the principal executive office is 27 Farm Street, London, United Kingdom, W1J 5RJ. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

The Group is organised into four reportable segments – Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Brand Consulting, Health & Wellness and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital & interactive.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group Chief Executive. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, the directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors.

Operating sectors
Reported contributions were as follows:

Income statement	Revenue[1] £m	Revenue less pass-through costs[2] £m	Headline PBIT[3] £m	Revenue less pass-through costs margin[2] %
2017				
Advertising and Media Investment Management	**7,180.3**	**5,851.9**	**1,109.0**	**19.0**
Data Investment Management	**2,690.9**	**2,052.3**	**350.3**	**17.1**
Public Relations & Public Affairs	**1,171.9**	**1,140.9**	**183.2**	**16.1**
Brand Consulting, Health & Wellness and Specialist Communications	**4,222.3**	**4,094.5**	**624.6**	**15.3**
	15,265.4	**13,139.6**	**2,267.1**	**17.3**
2016				
Advertising and Media Investment Management	6,547.3	5,413.5	1,027.2	19.0
Data Investment Management	2,661.1	1,994.0	351.5	17.6
Public Relations & Public Affairs	1,101.3	1,078.8	179.8	16.7
Brand Consulting, Health & Wellness and Specialist Communications	4,079.2	3,911.5	601.8	15.4
	14,388.9	12,397.8	2,160.3	17.4
2015				
Advertising and Media Investment Management	5,552.8	4,652.0	859.7	18.5
Data Investment Management	2,425.9	1,768.1	286.1	16.2
Public Relations & Public Affairs	945.8	929.7	145.2	15.6
Brand Consulting, Health & Wellness and Specialist Communications	3,310.7	3,174.5	483.0	15.2
	12,235.2	10,524.3	1,774.0	16.9

Notes
[1] Intersegment sales have not been separately disclosed as they are not material.
[2] Revenue less pass-through costs and revenue less pass-through costs margin are defined in note 31. Revenue less pass-through costs were previously referred to as net sales.
[3] A reconciliation from reported profit before interest and taxation to headline PBIT is provided in note 31. Reported profit before interest and taxation is reconciled to reported profit before taxation in the consolidated income statement.

Other information	Share-based payments £m	Capital additions[1] £m	Depreciation and amortisation[2] £m	Goodwill impairment £m	Share of results of associates £m	Interests in associates and joint ventures £m
2017						
Advertising and Media Investment Management	**57.0**	**171.3**	**108.8**	**19.5**	**27.0**	**193.1**
Data Investment Management	**14.4**	**58.8**	**59.9**	**–**	**15.3**	**106.3**
Public Relations & Public Affairs	**8.6**	**10.6**	**12.2**	**7.6**	**6.3**	**34.2**
Brand Consulting, Health & Wellness and Specialist Communications	**25.0**	**85.5**	**86.1**	**–**	**64.9**	**731.6**
	105.0	**326.2**	**267.0**	**27.1**	**113.5**	**1,065.2**
2016						
Advertising and Media Investment Management	60.7	126.2	105.4	20.9	8.3	285.6
Data Investment Management	13.0	61.5	60.9	–	13.2	109.4
Public Relations & Public Affairs	7.5	10.3	11.6	–	3.2	108.1
Brand Consulting, Health & Wellness and Specialist Communications	25.3	87.1	81.5	6.1	25.1	566.3
	106.5	285.1	259.4	27.0	49.8	1,069.4
2015						
Advertising and Media Investment Management	55.4	119.7	96.9	15.1	26.8	377.0
Data Investment Management	13.7	58.1	51.8	–	0.8	86.4
Public Relations & Public Affairs	6.7	9.1	9.8	–	2.3	92.0
Brand Consulting, Health & Wellness and Specialist Communications	23.2	59.5	69.9	–	17.1	203.2
	99.0	246.4	228.4	15.1	47.0	758.6

Notes
[1] Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2] Depreciation of property, plant and equipment and amortisation of other intangible assets.

Contributions by geographical area were as follows:

	2017 £m	2016 £m	2015 £m
Revenue[1]			
North America[2]	**5,547.0**	5,280.8	4,491.2
UK	**1,985.9**	1,866.3	1,777.4
Western Continental Europe	**3,160.0**	2,943.2	2,425.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**4,572.5**	4,298.6	3,541.0
	15,265.4	14,388.9	12,235.2
Revenue less pass-through costs[3]			
North America[2]	**4,799.0**	4,603.7	3,882.3
UK	**1,683.5**	1,587.6	1,504.5
Western Continental Europe	**2,616.0**	2,425.5	2,016.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**4,041.1**	3,781.0	3,121.3
	13,139.6	12,397.8	10,524.3
Headline PBIT[3]			
North America[2]	**937.4**	895.4	728.2
UK	**280.0**	261.4	243.1
Western Continental Europe	**376.0**	351.7	277.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**673.7**	651.8	525.5
	2,267.1	2,160.3	1,774.0

	Margin	Margin	Margin
Revenue less pass-through costs margin[3]			
North America[2]	**19.5%**	19.4%	18.8%
UK	**16.6%**	16.5%	16.2%
Western Continental Europe	**14.4%**	14.5%	13.7%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**16.7%**	17.2%	16.8%
	17.3%	17.4%	16.9%

Notes

1 Intersegment sales have not been separately disclosed as they are not material.

2 North America includes the US with revenue of £5,241.3 million (2016: £5,005.8 million, 2015: £4,257.4 million), revenue less pass-through costs of £4,541.0 million (2016: £4,365.1 million, 2015: £3,674.3 million) and headline PBIT of £890.3 million (2016: £849.4 million, 2015: £697.3 million).

3 Revenue less pass-through costs, headline PBIT and revenue less pass-through costs margin are defined in note 31. Revenue less pass-through costs were previously referred to as net sales.

	2017 £m	2016 £m
Non-current assets[1]		
North America[2]	**7,667.5**	8,189.3
UK	**2,098.2**	2,138.5
Western Continental Europe	**4,542.1**	4,321.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**4,035.8**	4,327.2
	18,343.6	18,976.6

Notes

1 Non-current assets excluding financial instruments and deferred tax.

2 North America includes the US with non-current assets of £7,202.7 million (2016: £7,690.2 million).

3. Costs of services and general and administrative costs

	2017 £m	2016 £m	2015 £m
Costs of services	**12,090.2**	11,348.1	9,709.1
General and administrative costs	**1,267.0**	977.7	894.1
	13,357.2	12,325.8	10,603.2

Costs of services and general and administrative costs include:

	2017 £m	2016 £m	2015 £m
Staff costs (note 5)	**8,319.0**	7,784.9	6,652.6
Establishment costs	**888.6**	836.5	726.3
Media pass-through costs	**1,350.0**	1,223.2	999.7
Data collection pass-through costs	**633.7**	661.0	647.2
Other costs of services and general and administrative costs[1]	**2,165.9**	1,820.2	1,577.4
	13,357.2	12,325.8	10,603.2
Other costs of services and general and administrative costs include:			
Goodwill impairment (note 12)	**27.1**	27.0	15.1
Investment write-downs	**95.9**	86.1	78.7
Restructuring costs	**56.8**	27.4	106.2
IT asset write-downs	**-**	–	29.1
Amortisation and impairment of acquired intangible assets (note 12)	**195.1**	168.4	140.1
Amortisation of other intangible assets (note 12)	**36.3**	38.6	33.7
Depreciation of property, plant and equipment	**230.7**	215.2	190.0
Losses on sale of property, plant and equipment	**1.1**	0.8	1.1
Gains on disposal of investments and subsidiaries	**(129.0)**	(44.3)	(131.0)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	**0.3**	(232.4)	(165.0)
Net foreign exchange losses/(gains)	**12.9**	(17.0)	(10.7)

Note

1 Other costs of services and general and administrative costs include £142.1 million (2016: £106.9 million, 2015: £64.0 million) of other pass-through costs.

	2017 £m	2016 £m	2015 £m
Operating lease rentals:			
Land and buildings	**586.6**	556.1	476.6
Sublease income	**(17.9)**	(11.6)	(11.3)
	568.7	544.5	465.3
Plant and machinery	**11.9**	10.6	18.3
	580.6	555.1	483.6

In 2017, operating profit includes credits totalling £44.8 million (2016: £26.3 million, 2015: £31.6 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2016. Further details of the Group's approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 28.

Investment write-downs of £95.9 million (2016: £86.1 million, 2015: £78.7 million) include £53.1 million in relation to comScore Inc, which had not released any financial statements in relation to its 2015, 2016 or 2017 results due to an internal investigation by their Audit Committee. In 2017, the market value of comScore Inc fell below the Group's carrying value. Other investment write-downs relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group's investment.

Gains on disposal of investments and subsidiaries of £129.0 million in 2017 (2016: £44.3 million, 2015: £131.0 million) include £92.3 million of gains arising on the sale of the Group's equity interest in Asatsu-DK Inc following its acquisition by Bain Capital.

In 2016, gains on remeasurement of equity interests arising from a change in scope of ownership of £232.4 million primarily comprise gains in relation to the reclassification of the Group's interest in the Imagina Group in Spain from other investments to interests in associates, resulting from WPP attaining significant influence in the period. In 2015, gains on remeasurement of equity interests arising from a change in scope of ownership of £165.0 million primarily comprise gains in relation to the acquisition of a majority stake in IBOPE in Latin America.

In 2017, restructuring costs of £56.8 million (2016: £27.4 million, 2015: £106.2 million) predominantly comprise £33.7 million (2016: £nil, 2015: £69.5 million) of severance costs arising from a structural assessment of certain of the Group's operations, primarily in the mature markets; and £12.8 million (2016: £27.4 million, 2015: £36.7 million) of costs resulting from the project to transform and rationalise the Group's IT services and infrastructure including costs relating to the cyber attack in June 2017.

Auditors' remuneration:

	2017 £m	2016 £m	2015 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	**1.4**	1.4	1.5
The audit of the Company's subsidiaries pursuant to legislation	**20.7**	19.4	16.2
	22.1	20.8	17.7
Other services pursuant to legislation	**4.0**	3.7	3.3
Fees payable to the auditors pursuant to legislation	**26.1**	24.5	21.0
Tax advisory services	**0.1**	1.6	1.8
Tax compliance services	**0.1**	1.3	1.0
	0.2	2.9	2.8
Corporate finance services	**–**	0.1	0.2
Other services[1]	**4.6**	5.7	6.5
Total non-audit fees	**4.8**	8.7	9.5
Total fees	**30.9**	33.2	30.5

Note
[1] Other services include audits for earnout purposes.

Minimum committed annual rentals
Amounts payable in 2018 under leases will be as follows:

	Plant and machinery			Land and buildings		
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
In respect of operating leases which expire:						
– within one year	5.1	4.0	4.3	88.6	85.1	57.6
– within two to five years	10.8	10.5	9.7	236.2	287.9	240.3
– after five years	0.1	–	0.3	207.8	187.0	163.1
	16.0	14.5	14.3	532.6	560.0	461.0

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2017 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December			
2018	548.6	(18.6)	530.0
2019	469.0	(6.5)	462.5
2020	412.9	(4.2)	408.7
2021	349.1	(2.4)	346.7
2022	298.3	(2.1)	296.2
Later years	1,816.0	(2.6)	1,813.4
	3,893.9	(36.4)	3,857.5

4. Share of results of associates

Share of results of associates include:

	2017 £m	2016 £m	2015 £m
Share of profit before interest and taxation	145.1	97.1	95.2
Share of exceptional gains/(losses)	0.8	(15.2)	(21.8)
Share of interest and non-controlling interests	(7.8)	(4.7)	(1.7)
Share of taxation	(24.6)	(27.4)	(24.7)
	113.5	49.8	47.0

5. Our people

Our staff numbers averaged 134,428 for the year ended 31 December 2017 against 132,657 in 2016 and 124,930 in 2015. Their geographical distribution was as follows:

	2017	2016	2015
North America	27,399	27,246	26,224
UK	14,197	14,070	13,401
Western Continental Europe	25,700	24,996	23,506
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	67,132	66,345	61,799
	134,428	132,657	124,930

Their operating sector distribution was as follows:

	2017	2016	2015
Advertising and Media Investment Management	56,789	55,120	53,227
Data Investment Management	28,629	29,279	28,395
Public Relations & Public Affairs	9,082	9,054	8,492
Brand Consulting, Health & Wellness and Specialist Communications	39,928	39,204	34,816
	134,428	132,657	124,930

At the end of 2017, staff numbers were 134,413 (2016: 134,341, 2015: 128,123). Including all employees of associated undertakings, this figure was approximately 203,000 at 31 December 2017 (2016: 198,000, 2015: 190,000).

Staff costs include:

	2017 £m	2016 £m	2015 £m
Wages and salaries	5,832.3	5,395.6	4,578.4
Cash-based incentive plans	219.2	260.2	231.8
Share-based incentive plans (note 22)	105.0	106.5	99.0
Social security costs	720.3	658.1	578.4
Pension costs (note 23)	192.0	178.1	160.0
Severance	39.5	34.5	24.0
Other staff costs[1]	1,210.7	1,151.9	981.0
	8,319.0	7,784.9	6,652.6
Staff cost to revenue less pass-through costs[2] ratio	63.3%	62.8%	63.2%

Notes
[1] Freelance and temporary staff costs are included in other staff costs.
[2] Revenue less pass-through costs is defined in note 31. Previously referred to as net sales.

Included above are charges of £12.3 million (2016: £15.5 million, 2015: £16.7 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Further details of compensation for key management personnel are disclosed on pages 89 to 105.

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2017 £m	2016 £m	2015 £m
Income from available for sale investments	16.8	12.5	18.9
Interest income	78.4	67.9	53.5
	95.2	80.4	72.4

Finance costs include:

	2017 £m	2016 £m	2015 £m
Net interest expense on pension plans (note 23)	6.3	6.7	7.3
Interest on other long-term employee benefits	3.9	2.7	2.5
Interest expense and similar charges[1]	259.6	245.1	214.3
	269.8	254.5	224.1

Revaluation of financial instruments[2] include:

	2017 £m	2016 £m	2015 £m
Movements in fair value of treasury instruments	1.1	(19.5)	(3.7)
Movements in fair value of other derivatives	-	-	15.9
Revaluation of put options over non-controlling interests	52.5	(17.2)	(11.3)
Revaluation of payments due to vendors (earnout agreements)	208.6	(11.6)	(35.6)
	262.2	(48.3)	(34.7)

Notes
[1] Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2] Financial instruments are held at fair value through profit and loss.

The majority of the Group's long-term debt is represented by $2,862 million of US dollar bonds at an average interest rate of 4.48%, €3,202 million of Eurobonds at an average interest rate of 1.71% and £600 million of Sterling bonds at an average interest rate of 4.04%.

Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to the equivalent of $715 million at an average interest rate of 0.78% (2016: $109 million at an average interest rate of 0.82%).

Average borrowings under the Australian dollar Revolving Credit Facilities, amounted to A$412 million at an average rate of 3.24% (2016: A$336 million at an average rate of 3.69%).

Average borrowings under the US Commercial Paper Program for 2017 amounted to $860 million at an average interest rate of 1.47% inclusive of margin (2016: $293 million at an average interest rate of 0.75%).

7. Taxation

The headline tax rate was 22.0% (2016: 21.0%, 2015: 19.0%). The tax rate on reported PBT was 9.3% (2016: 20.6%, 2015: 16.6%). The cash tax rate on headline PBT was 20.3% (2016: 20.9%, 2015: 18.6%).

On 22 December 2017, The Tax Cuts and Jobs Act was enacted in the US which reduced the federal tax rate from 35% to 21% from 1 January 2018. This revised rate has been used to revalue deferred tax assets and liabilities, leading to a non-cash credit to the income statement of £234.1 million, partially offset by a one-time deemed repatriation tax charge related to unremitted foreign earnings of £28.1 million, payable over eight years. The impact of US tax reform has been excluded from the headline tax charge.

The tax charge comprises:

	2017 £m	2016 £m	2015 £m
Corporation tax			
Current year	**523.4**	569.4	403.0
Prior years	**(98.6)**	(80.3)	(108.4)
	424.8	489.1	294.6
Deferred tax			
Current year	**(235.2)**	(88.0)	(35.8)
Prior years	**7.4**	(12.2)	(11.3)
	(227.8)	(100.2)	(47.1)
Tax charge	**197.0**	388.9	247.5

The corporation tax credit for prior years in 2017, in 2016 and 2015, mainly comprises the release of a number of provisions following the resolution of tax matters in various countries.

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2017 £m	2016 £m	2015 £m
Profit before taxation	**2,109.3**	1,890.5	1,492.6
Tax at the corporation tax rate of 19.25%[1]	**406.0**	378.1	302.3
Tax effect of share of results of associates	**(21.8)**	(10.0)	(9.5)
Irrecoverable withholding taxes	**37.0**	36.3	25.7
Items that are not deductible/(taxable) in determining taxable profit	**(3.9)**	9.4	25.4
Effect of different tax rates in subsidiaries operating in other jurisdictions	**140.3**	60.4	49.9
US Transition Tax related to unremitted foreign earnings	**28.1**	–	–
Effect of change in US tax rate on deferred tax balances	**(234.1)**	–	–
Origination and reversal of unrecognised temporary differences	**(17.2)**	(4.3)	0.4
Tax losses not recognised or utilised in the year	**32.5**	52.2	4.0
Utilisation of tax losses not previously recognised	**(10.4)**	(11.3)	(10.4)
Recognition of temporary differences not previously recognised	**(68.3)**	(29.4)	(20.6)
Net release of prior year provisions in relation to acquired businesses	**(15.0)**	(23.3)	(22.9)
Other prior year adjustments	**(76.2)**	(69.2)	(96.8)
Tax charge	**197.0**	388.9	247.5
Effective tax rate on profit before tax	**9.3%**	20.6%	16.6%

Note

[1] The parent company of the Group is tax resident in the UK. As such, the tax rate in the tax reconciliation for 2017 is the UK corporation tax rate of 19.25% (2016: 20%, 2015: 20.25%).

The headline tax charge excludes the impact of items that are excluded from headline PBT and excludes the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items as these will only reverse in the event of future disposals of those assets, in which case any accounting gain or loss would be excluded from headline profits. The impact of the Tax Cuts and Jobs Act has also been excluded from the headline tax charge.

The calculation of the headline tax rate is as follows:

	2017 £m	2016 £m	2015 £m
Headline PBT[1]	**2,092.5**	1,986.2	1,622.3
Tax charge	**197.0**	388.9	247.5
Tax credit/(charge) relating to gains on disposal of investments and subsidiaries	**2.1**	(1.1)	(1.1)
Tax credit/(charge) relating to restructuring costs	**10.0**	(3.0)	26.5
Deferred tax relating to gains on disposal of investments and subsidiaries	**0.2**	3.2	–
Net tax impact of US tax reform	**206.0**	–	–
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	**45.0**	29.2	35.4
Headline tax charge	**460.3**	417.2	308.3
Headline tax rate	**22.0%**	21.0%	19.0%

Note

[1] Headline PBT is defined in note 31.

Factors affecting the tax charge in future years

Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Factors that may affect the Group's future tax charge include the levels and mix of profits in the many countries in which we operate, the prevailing tax rates in each of those countries and also the foreign exchange rates that apply to those profits. The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, future planning, and the ability to use brought forward tax losses. Furthermore, changes in local or international tax rules, for example prompted by the OECD's Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, for example, the European Commission's state aid investigation into Group Financing Exemption in the UK CFC rules announced in October 2017, may expose us to additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

The Group has a number of open tax returns and various ongoing tax audits worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when the audits are concluded. Liabilities relating to these open and judgemental matters are based upon estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Tax risk management

We maintain constructive engagement with the tax authorities and relevant government representatives, as well as active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision-making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our directors are informed by management of any tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group's tax position.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

Per share	2017	2016	2015	2017	2016	2015
	Pence per share			£m	£m	£m
2016 Final dividend	**37.05p**	28.78p	26.58p	**467.2**	368.5	343.2
2017 Interim dividend	**22.70p**	19.55p	15.91p	**284.3**	248.0	202.6
	59.75p	48.33p	42.49p	**751.5**	616.5	545.8

Per ADR[1]	2017	2016	2015	2017	2016	2015
	Cents per share			$m	$m	$m
2016 Final dividend	**250.96¢**	219.99¢	218.95¢	**632.9**	563.4	565.5
2017 Interim dividend	**146.27¢**	132.42¢	121.62¢	**366.4**	335.9	309.7
	397.23¢	352.41¢	340.57¢	**999.3**	899.3	875.2

Proposed final dividend for the year ended 31 December 2017:

Per share	2017	2016	2015
	Pence per share		
Final dividend	**37.30p**	37.05p	28.78p

Per ADR[1]	2017	2016	2015
	Cents per ADR		
Final dividend	**240.34¢**	250.96¢	219.99¢

Note

[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 122. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2017	2016	2015
Reported earnings[1] (£m)	**1,816.6**	1,400.1	1,160.2
Headline earnings (£m) (note 31)	**1,536.5**	1,467.5	1,229.1
Average shares used in basic EPS calculation (m)	**1,261.1**	1,277.8	1,288.5
Reported EPS	**144.0p**	109.6p	90.0p
Headline EPS	**121.8p**	114.8p	95.4p

Note

[1] Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2017	2016	2015
Diluted reported earnings (£m)	**1,816.6**	1,400.1	1,160.2
Diluted headline earnings (£m)	**1,536.5**	1,467.5	1,229.1
Average shares used in diluted EPS calculation (m)	**1,275.8**	1,296.0	1,313.0
Diluted reported EPS	**142.4p**	108.0p	88.4p
Diluted headline EPS	**120.4p**	113.2p	93.6p

Diluted EPS has been calculated based on the diluted reported and diluted headline earnings amounts above. At 31 December 2017, options to purchase 8.2 million ordinary shares (2016: 8.4 million, 2015: 7.0 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2017 m	2016 m	2015 m
Average shares used in basic EPS calculation	**1,261.1**	1,277.8	1,288.5
Dilutive share options outstanding	**1.8**	2.4	3.5
Other potentially issuable shares	**12.9**	15.8	21.0
Shares used in diluted EPS calculation	**1,275.8**	1,296.0	1,313.0

At 31 December 2017 there were 1,332,511,552 (2016: 1,331,880,730, 2015: 1,329,366,024) ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares 2017 £m	Shares 2016 £m	Debt 2017 £m	Debt 2016 £m
Analysis of changes in financing				
Beginning of year	**695.4**	668.2	**6,033.1**	5,157.4
Ordinary shares issued	**6.4**	27.2	**-**	-
Net increase/(decrease) in drawings on bank loans and corporate bonds	**-**	-	**599.6**	(22.5)
Amortisation of financing costs included in net debt	**-**	-	**8.0**	9.0
Debt acquired	**-**	-	**-**	144.4
Other movements	**-**	-	**(6.9)**	(13.1)
Exchange adjustments	**-**	-	**(152.5)**	757.9
End of year	**701.8**	695.4	**6,481.3**	6,033.1

Note

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2017, the Company's share base was entirely composed of ordinary equity share capital and share premium of £701.8 million (2016: £695.4 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $812 million of 4.75% bonds due November 2021, $500 million of 3.625% bonds due September 2022, $750 million of 3.75% bonds due September 2024, $300 million of 5.125% bonds due September 2042 and $500 million of 5.625% bonds due November 2043.

Eurobonds The Group has in issue €252 million of 0.43% bonds due March 2018, €600 million of 0.75% bonds due November 2019, €750 million of 3% bonds due November 2023, €750 million of 2.25% bonds due September 2026 and €600 million of 1.625% bonds due March 2030. In May 2017, the Group issued €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR + 0.32% due May 2020.

In March 2018, the Group issued €500 million of 1.375% bonds due March 2025 and €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR + 0.45% due March 2022.

Sterling bonds The Group has in issue £200 million of 6.375% bonds due November 2020 and £400 million of 2.875% bonds due September 2046.

Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due July 2021. The Group's borrowing under these facilities, which are drawn down predominantly in US dollars and pounds sterling, averaged the equivalent of $715 million in 2017. The Group has a A$520 million Revolving Credit Facility due April 2019. The Group's borrowings under the Australian dollar facilities which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of A$412 million in 2017. The Group had available undrawn committed credit facilities of £1,163.8 million at December 2017 (2016: £2,122.3 million).

Borrowings under the $2.5 billion Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group. Borrowings under the A$520 million Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of WPP AUNZ.

US Commercial Paper Program

The Group operates a commercial paper program using its Revolving Credit Facility as a backstop. The average commercial paper outstanding in 2017 was $860.0 million. The US Commercial Paper outstanding at 31 December 2017 was $1,069.0 million.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2017 £m	2016 £m
Within one year	(391.7)	(582.9)
Between one and two years	(896.3)	(389.5)
Between two and three years	(584.3)	(893.0)
Between three and four years	(1,537.8)	(369.1)
Between four and five years	(487.9)	(812.9)
Over five years	(4,519.1)	(5,144.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(8,417.1)	(8,192.1)
Short-term overdrafts – within one year	(393.2)	(534.3)
Future anticipated cash flows	(8,810.3)	(8,726.4)
Effect of discounting/financing rates	1,935.8	2,159.0
Debt financing	(6,874.5)	(6,567.4)
Cash and short-term deposits	2,391.4	2,436.9
Net debt	(4,483.1)	(4,130.5)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2017 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,146.1	4.62%	n/a	199
	– floating	1,760.9	n/a	LIBOR	n/a
£	– fixed	600.0	4.04%	n/a	245
€	– fixed	2,623.9	1.85%	n/a	80
	– floating	222.2	n/a	EURIBOR	n/a
Other		128.2	n/a	n/a	n/a
		6,481.3			

2016 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,255.6	4.62%	n/a	212
	– floating	1,063.1	n/a	LIBOR	n/a
£	– fixed	800.0	4.53%	n/a	193
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	2,521.9	1.85%	n/a	93
Other		192.5	n/a	n/a	n/a
		6,033.1			

Note

[1] Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.

The following table is an analysis of future anticipated cash flows in relation to the Group's financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

	Financial liabilities		Financial assets	
2017	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	97.8	96.7	123.7	128.8
Between one and two years	21.4	20.1	38.6	38.8
Between two and three years	20.5	18.8	39.5	38.6
Between three and four years	20.7	18.6	851.7	851.0
Between four and five years	523.5	521.1	–	–
Over five years	–	–	–	–
	683.9	**675.3**	**1,053.5**	**1,057.2**

	Financial liabilities		Financial assets	
2016	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	183.2	183.0	282.5	302.2
Between one and two years	19.2	20.6	51.7	55.4
Between two and three years	18.8	18.1	57.5	58.5
Between three and four years	20.0	18.1	61.2	60.5
Between four and five years	20.7	18.1	1,687.3	1,686.1
Over five years	521.3	518.1	–	–
	783.2	776.0	2,140.2	2,162.7

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 124.

Net cash from operating activities:

	2017 £m	2016 £m	2015 £m
Profit for the year	1,912.3	1,501.6	1,245.1
Taxation	197.0	388.9	247.5
Revaluation of financial instruments	(262.2)	48.3	34.7
Finance costs	269.8	254.5	224.1
Finance income	(95.2)	(80.4)	(72.4)
Share of results of associates	(113.5)	(49.8)	(47.0)
Operating profit	1,908.2	2,063.1	1,632.0
Adjustments for:			
Non-cash share-based incentive plans (including share options)	105.0	106.5	99.0
Depreciation of property, plant and equipment	230.7	220.8	194.7
Impairment of goodwill	27.1	27.0	15.1
Amortisation and impairment of acquired intangible assets	195.1	168.4	140.1
Amortisation of other intangible assets	36.3	38.6	33.7
Investment write-downs	95.9	86.1	78.7
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)	(131.0)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)	(165.0)
Losses on sale of property, plant and equipment	1.1	0.8	1.1
Operating cash flow before movements in working capital and provisions	2,470.7	2,434.6	1,898.4
(Increase)/decrease in inventories and work in progress	(44.6)	(16.7)	7.8
Increase in trade receivables and accrued income	(45.8)	(53.7)	(882.7)
(Decrease)/increase in trade payables and deferred income	(170.8)	188.7	713.4
(Increase)/decrease in other receivables	(110.6)	77.4	(39.0)
(Decrease)/increase in other payables – short term	(122.8)	(303.7)	74.5
Increase in other payables – long-term	20.1	4.5	24.2
Decrease in provisions	(57.3)	(47.8)	(62.3)
Cash generated by operations	1,938.9	2,283.3	1,734.3
Corporation and overseas tax paid	(424.7)	(414.2)	(301.2)
Interest and similar charges paid	(246.6)	(242.1)	(212.0)
Interest received	76.9	73.9	61.3
Investment income	16.8	12.5	4.9
Dividends from associates	46.8	60.4	72.6
Net cash inflow from operating activities	1,408.1	1,773.8	1,359.9

Acquisitions and disposals:

	2017 £m	2016 £m	2015 £m
Initial cash consideration	(214.8)	(424.1)	(463.5)
Cash and cash equivalents acquired (net)	28.9	57.3	57.7
Earnout payments	(199.1)	(92.3)	(43.9)
Purchase of other investments (including associates)	(92.5)	(260.2)	(283.2)
Proceeds on disposal of investments and subsidiaries	296.0	80.5	63.4
Acquisitions and disposals	(181.5)	(638.8)	(669.5)
Cash consideration for non-controlling interests	(47.3)	(58.3)	(23.6)
Net cash outflow	(228.8)	(697.1)	(693.1)

Share repurchases and buy-backs:

	2017 £m	2016 £m	2015 £m
Purchase of own shares by ESOP Trusts	(214.6)	(152.9)	(181.6)
Shares purchased into treasury	(289.6)	(274.5)	(406.0)
Net cash outflow	(504.2)	(427.4)	(587.6)

Net increase/(decrease) in borrowings:

	2017 £m	2016 £m	2015 £m
Proceeds from issue of €250 million bonds	214.0	–	–
Repayment of £400 million bonds	(400.0)	–	–
Proceeds from issue of £400 million bonds	–	400.0	–
Repayment of €498 million bonds	–	(392.1)	–
Proceeds from issues of €600 million bonds	–	–	858.7
Repayment of €500 million bonds	–	–	(481.9)
Premium on exchange of €252 million bonds	–	–	(13.7)
Increase/(decrease) in drawings on bank loans	785.6	(30.4)	128.9
Net cash inflow/(outflow)	599.6	(22.5)	492.0

Cash and cash equivalents:

	2017 £m	2016 £m	2015 £m
Cash at bank and in hand	2,049.6	2,256.2	2,227.8
Short-term bank deposits	341.8	180.7	154.6
Overdrafts[1]	(393.2)	(534.3)	(435.8)
	1,998.2	1,902.6	1,946.6

Note
[1] Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill
The movements in 2017 and 2016 were as follows:

	£m
Cost:	
1 January 2016	11,294.2
Additions[1]	796.6
Revision of earnout estimates	28.4
Exchange adjustments	1,820.2
31 December 2016	13,939.4
Additions[1]	301.0
Revision of earnout estimates	(60.7)
Exchange adjustments	(504.4)
31 December 2017	**13,675.3**

Accumulated impairment losses and write-downs:

	£m
1 January 2016	623.6
Impairment losses for the year	20.0
Exchange adjustments	81.5
31 December 2016	725.1
Impairment losses for the year	27.1
Exchange adjustments	(29.8)
31 December 2017	**722.4**

Net book value:

	£m
31 December 2017	**12,952.9**
31 December 2016	13,214.3
1 January 2016	10,670.6

Note
[1] Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Cash-generating units with significant goodwill as at 31 December are:

	2017 £m	2016 £m
GroupM	**2,906.7**	2,966.2
Kantar	**2,518.2**	2,573.0
Wunderman	**1,514.5**	1,297.1
Y&R Advertising	**1,091.8**	1,140.3
Burson-Marsteller	**557.6**	590.3
Other	**4,364.1**	4,647.4
Total goodwill	**12,952.9**	13,214.3

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets
The movements in 2017 and 2016 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:				
1 January 2016	968.1	2,007.1	331.0	3,306.2
Additions	–	–	33.0	33.0
Disposals	–	(0.8)	(42.2)	(43.0)
New acquisitions	–	319.1	10.5	329.6
Other movements[1]	–	11.6	4.7	16.3
Exchange adjustments	173.2	198.5	67.1	438.8
31 December 2016	1,141.3	2,535.5	404.1	4,080.9
Additions	–	–	37.3	37.3
Disposals	–	–	(15.8)	(15.8)
New acquisitions	–	79.0	0.8	79.8
Other movements[1]	–	6.4	7.2	13.6
Exchange adjustments	(60.0)	(73.1)	(22.1)	(155.2)
31 December 2017	**1,081.3**	**2,547.8**	**411.5**	**4,040.6**

Amortisation and impairment:

1 January 2016	–	1,339.5	251.3	1,590.8
Charge for the year	–	163.3	38.6	201.9
Disposals	–	(0.4)	(39.5)	(39.9)
Other movements	–	–	2.0	2.0
Exchange adjustments	–	60.6	48.2	108.8
31 December 2016	–	1,563.0	300.6	1,863.6
Charge for the year	–	189.4	36.3	225.7
Disposals	–	–	(14.9)	(14.9)
Other movements	–	–	2.5	2.5
Exchange adjustments	–	(33.7)	(21.0)	(54.7)
31 December 2017	**–**	**1,718.7**	**303.5**	**2,022.2**

Net book value:

31 December 2017	**1,081.3**	**829.1**	**108.0**	**2,018.4**
31 December 2016	1,141.3	972.5	103.5	2,217.3
1 January 2016	968.1	667.6	79.7	1,715.4

Note
[1] Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

Brands with an indefinite life are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2017 include brand names of £445.6 million (2016: £486.2 million), customer-related intangibles of £360.9 million (2016: £448.9 million), and other assets (including proprietary tools) of £22.6 million (2016: £37.4 million).

The total amortisation and impairment of acquired intangible assets of £195.1 million (2016: £168.4 million) includes £5.7 million (2016: £5.1 million) in relation to associates.

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment review is undertaken annually on 30 September. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the net present value of future cash flows, using a pre-tax discount rate of 8.5% (2016: 8.5%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2016: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

The goodwill impairment charge of £27.1 million (2016: £27.0 million) relates to a number of under-performing businesses in the Group, of which £nil (2016: £7.0 million) is in relation to associates. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the 'recoverable amount', defined as the higher of fair value less costs to sell and value in use.

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group's impairment testing are those relating to revenue growth and operating margin. The key assumptions take account of the businesses' expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the unit's historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group's financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised. Burson-Marsteller is the only cash-generating unit with significant goodwill where a reasonably possible change in a key assumption on which the recoverable amount is based would cause the carrying amount to exceed its recoverable amount. The methodology above indicated an amount of £36.7 million as the excess of recoverable amount over carrying amount at 30 September 2017, with no further indicators of impairment by year-end. As announced in February 2018, Burson-Marsteller and Cohn & Wolfe were merged to create Burson Cohn & Wolfe, one of the world's largest, full-service, global communications agencies. In accordance with IAS 36, this Group reorganisation was not taken account of in the impairment testing at 30 September 2017. Going forward, the respective goodwill for these cash-generating units will be aggregated and tested for impairment on a combined basis, aligning with the way in which the Group will monitor goodwill internally following the reorganisation. If these units had been tested in combination as of 30 September 2017, with all other inputs held constant, a reasonably possible change in assumptions for the Burson Cohn & Wolfe cash-generating unit would not cause the carrying amount to exceed the recoverable amount.

The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount if required.

13. Property, plant and equipment

The movements in 2017 and 2016 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:						
1 January 2016	37.1	102.2	837.4	338.3	602.9	1,917.9
Additions	–	1.3	107.9	55.9	87.0	252.1
New acquisitions	–	–	7.9	6.5	6.2	20.6
Disposals	–	(0.3)	(83.2)	(46.1)	(106.4)	(236.0)
Exchange adjustments	–	23.2	142.5	48.0	153.7	367.4
31 December 2016	37.1	126.4	1,012.5	402.6	743.4	2,322.0
Additions	–	4.3	165.0	31.7	87.9	288.9
New acquisitions	–	–	2.0	2.4	1.1	5.5
Disposals	–	(1.2)	(46.1)	(40.7)	(54.6)	(142.6)
Exchange adjustments	–	(10.7)	(51.6)	(18.8)	(74.8)	(155.9)
31 December 2017	**37.1**	**118.8**	**1,081.8**	**377.2**	**703.0**	**2,317.9**
Depreciation:						
1 January 2016	–	19.2	423.2	208.9	468.9	1,120.2
Charge for the year	–	4.3	81.1	45.7	89.7	220.8
Disposals	–	(0.6)	(77.8)	(49.2)	(101.4)	(229.0)
Exchange adjustments	–	2.3	83.3	34.6	121.1	241.3
31 December 2016	–	25.2	509.8	240.0	578.3	1,353.3
Charge for the year	–	6.9	86.7	47.0	90.1	230.7
Disposals	–	(1.9)	(42.6)	(35.9)	(54.4)	(134.8)
Exchange adjustments	–	(1.7)	(27.8)	(14.2)	(67.1)	(110.8)
31 December 2017	**–**	**28.5**	**526.1**	**236.9**	**546.9**	**1,338.4**
Net book value:						
31 December 2017	**37.1**	**90.3**	**555.7**	**140.3**	**156.1**	**979.5**
31 December 2016	37.1	101.2	502.7	162.6	165.1	968.7
1 January 2016	37.1	83.0	414.2	129.4	134.0	797.7

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £137.2 million (2016: £22.1 million). The increase is due to a number of significant property developments in North America.

14. Interests in associates, joint ventures and other investments

The movements in 2017 and 2016 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2016	334.1	424.5	758.6	1,158.7
Additions	(1.3)	–	(1.3)	233.5
Goodwill arising on acquisition of new associates	–	292.2	292.2	–
Share of results of associate undertakings (note 4)	49.8	–	49.8	–
Dividends	(60.4)	–	(60.4)	–
Other movements	(45.3)	52.4	7.1	–
Reclassification from other investments to associates	43.6	30.7	74.3	(74.3)
Exchange adjustments	61.6	50.1	111.7	170.4
Disposals	(12.7)	–	(12.7)	(3.4)
Reclassification to subsidiaries	(44.2)	(88.8)	(133.0)	(0.2)
Revaluation of other investments	–	–	–	(93.1)
Amortisation of other intangible assets	–	(5.1)	(5.1)	–
Goodwill impairment	–	(7.0)	(7.0)	–
Write-downs	(4.8)	–	(4.8)	(81.3)
31 December 2016	320.4	749.0	1,069.4	1,310.3
Additions	34.1	–	34.1	67.7
Goodwill arising on acquisition of new associates	–	0.4	0.4	–
Share of results of associate undertakings (note 4)	113.5	–	113.5	–
Dividends	(46.8)	–	(46.8)	–
Other movements	4.7	(1.3)	3.4	–
Reclassification from other investments to associates	57.1	–	57.1	(57.1)
Exchange adjustments	(7.3)	(3.3)	(10.6)	(106.1)
Disposals	(59.2)	(79.9)	(139.1)	(1.7)
Reclassification to subsidiaries	(3.4)	(2.9)	(6.3)	–
Revaluation of other investments	–	–	–	32.1
Amortisation of other intangible assets	–	(5.7)	(5.7)	–
Write-downs	(4.2)	–	(4.2)	(91.7)
31 December 2017	**408.9**	**656.3**	**1,065.2**	**1,153.5**

The investments included above as 'other investments' represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources.

The carrying values of the Group's associates and joint ventures are reviewed for impairment in accordance with the Group's accounting policies.

The Group's principal associates and joint ventures at 31 December 2017 included:

	% owned	Country of incorporation
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
Bruin Sports Capital LLC	38.2	USA
Chime Communications Ltd	24.9	UK
CVSC Sofres Media Co Limited	40.0	China
GIIR Inc	30.0	Korea
Globant S.A.[1]	19.2	Argentina
Haworth Marketing & Media Company	49.0	USA
High Co SA	34.1	France
Imagina	23.5	Spain
Marktest Investimentos SGPS S.A.	43.1	Portugal
Richard Attias and Associates	49.0	USA
Smollan Holdings (Pty) Ltd	24.8	South Africa

Note

[1] Although the Group holds less than 20% of Globant S.A, it is considered to be an associate as the Group exercises significant influence over the entity.

The market value of the Group's shares in its principal listed associate undertakings at 31 December 2017 was as follows: GIIR Inc: £35.4 million, Globant SA: £229.7 million and High Co SA: £33.3 million (2016: GIIR Inc: £26.9 million, Globant SA: £180.7 million and High Co SA: £21.0 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group's consolidated balance sheet at 31 December 2017 was as follows: GIIR Inc: £41.6 million, Globant SA: £76.4 million and High Co SA: £34.5 million (2016: GIIR Inc: £37.9 million, Globant SA: £78.5 million and High Co SA: £31.4 million).

Where the market value of the Group's listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group's investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group's associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2017.

	2017 £m	2016 £m	2015 £m
Income statement			
Revenue	**3,800.8**	2,254.5	2,049.5
Operating profit	**440.4**	308.3	283.7
Profit before taxation	**381.9**	237.2	236.5
Profit for the year	**312.5**	156.7	162.0
Balance sheet			
Assets	**3,192.9**	4,223.1	3,912.4
Liabilities	**(1,633.7)**	(1,900.0)	(1,906.2)
Net assets	**1,559.2**	2,323.1	2,006.2

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £54.2 million (2016: £89.2 million).

15. Deferred tax

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income taxes. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

– the future earnings potential determined through the use of internal forecasts;
– the cumulative losses in recent years;
– the various jurisdictions in which the potential deferred tax assets arise;

– the history of losses carried forward and other tax assets expiring;
– the timing of future reversal of taxable temporary differences;
– the expiry period associated with the deferred tax assets; and
– the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2017 £m	Offset 2017 £m	As reported 2017 £m	Gross 2016 £m	Offset 2016 £m	As reported 2016 £m
Deferred tax assets	411.8	(251.5)	**160.3**	598.0	(457.6)	140.4
Deferred tax liabilities	(765.2)	251.5	**(513.7)**	(1,150.0)	457.6	(692.4)
	(353.4)	–	**(353.4)**	(552.0)	–	(552.0)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2017 and 2016:

	Deferred compensation £m	Accounting provisions & accruals £m	Retirement benefit obligations £m	Property, plant & equipment £m	Tax losses & credits £m	Share-based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2016	41.9	49.5	91.0	44.7	71.3	78.8	16.9	16.6	410.7
Acquisition of subsidiaries	–	7.1	–	–	–	0.2	–	15.0	22.3
Credit/(charge) to income	39.5	8.5	28.3	19.2	6.2	(1.8)	(11.7)	7.7	95.9
Credit to other comprehensive income	–	–	1.8	–	–	–	–	–	1.8
Charge to equity	–	–	–	–	–	(15.0)	–	–	(15.0)
Exchange differences	14.2	15.5	20.3	6.9	12.2	13.6	0.7	(1.1)	82.3
31 December 2016	95.6	80.6	141.4	70.8	89.7	75.8	5.9	38.2	598.0
Acquisition of subsidiaries	–	–	–	–	–	–	–	2.6	2.6
(Charge)/credit to income	(5.5)	6.6	(10.2)	6.9	(34.4)	(0.4)	(1.5)	(21.7)	(60.2)
Impact of US tax reform	(30.8)	(8.1)	(29.1)	(6.8)	23.1	(10.9)	1.6	(1.1)	(62.1)
Charge to other comprehensive income	–	–	(20.9)	–	–	–	–	–	(20.9)
Charge to equity	–	–	–	–	–	(27.3)	–	–	(27.3)
Exchange differences	(5.8)	5.8	(5.6)	(2.5)	(5.7)	(4.2)	(0.2)	(0.1)	(18.3)
31 December 2017	**53.5**	**84.9**	**75.6**	**68.4**	**72.7**	**33.0**	**5.8**	**17.9**	**411.8**

Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2017 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments, and other temporary differences.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2017 and 2016:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant & equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2016	577.1	22.5	176.7	30.9	50.7	11.0	868.9
Acquisition of subsidiaries	114.8	–	–	–	–	–	114.8
(Credit)/charge to income	(51.3)	3.1	23.5	(0.4)	3.5	17.3	(4.3)
Charge to other comprehensive income	–	–	–	–	–	2.2	2.2
Exchange differences	115.3	2.7	32.3	5.7	9.8	2.6	168.4
31 December 2016	755.9	28.3	232.5	36.2	64.0	33.1	1,150.0
Acquisition of subsidiaries	21.4	–	–	–	–	–	21.4
(Credit)/charge to income	(49.9)	(6.0)	0.7	(0.5)	(3.3)	5.1	(53.9)
Impact of US tax reform	(203.8)	–	(76.3)	(11.9)	(22.2)	18.0	(296.2)
Charge to other comprehensive income	–	–	–	–	–	3.7	3.7
Exchange differences	(34.4)	(0.7)	(16.5)	(2.6)	(2.3)	(3.3)	(59.8)
31 December 2017	**489.2**	**21.6**	**140.4**	**21.2**	**36.2**	**56.6**	**765.2**

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,709.2 million (2016: £5,153.2 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £1,539.3 million (2016: £1,104.4 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £3,169.9 million (2016: £4,048.8 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £33.4 million that will expire within 1–10 years, and £2,945.2 million of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £3,898.0 million (2016: £3,270.8 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress
The following are included in the net book value of inventory and work in progress:

	2017 £m	2016 £m
Work in progress	401.1	383.1
Inventory	23.2	17.3
	424.3	400.4

17. Trade and other receivables
The following are included in trade and other receivables:

Amounts falling due within one year:

	2017 £m	2016 £m
Trade receivables (net of bad debt provision)	7,889.7	8,054.2
VAT and sales taxes recoverable	202.3	157.2
Prepayments	298.3	310.0
Accrued income	3,211.7	3,353.8
Fair value of derivatives	1.0	14.7
Other debtors	509.3	484.6
	12,112.3	12,374.5

The ageing of trade receivables and other financial assets is as follows:

2017	Carrying amount at 31 December 2017 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	7,889.7	5,466.6	1,629.6	577.0	143.0	48.8	24.7
Other financial assets	500.4	331.2	107.0	6.6	4.7	10.3	40.6
	8,390.1	5,797.8	1,736.6	583.6	147.7	59.1	65.3

2016	Carrying amount at 31 December 2016 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	8,054.2	5,545.6	1,611.0	683.6	156.6	37.2	20.2
Other financial assets	504.5	335.0	91.3	16.3	6.7	11.9	43.3
	8,558.7	5,880.6	1,702.3	699.9	163.3	49.1	63.5

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2017 £m	2016 £m
Prepayments	3.6	3.7
Accrued income	20.5	9.5
Fair value of derivatives	2.1	8.3
Other debtors	150.0	183.4
	176.2	204.9

Bad debt provisions:

	2017 £m	2016 £m
Balance at beginning of year	93.8	85.4
New acquisitions	1.2	1.8
Charged to operating costs	27.4	15.5
Exchange adjustments	(4.1)	13.7
Utilisations and other movements	(27.0)	(22.6)
Balance at end of year	91.3	93.8

The allowance for bad and doubtful debts is equivalent to 1.1% (2016: 1.2%) of gross trade accounts receivables.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2017 £m	2016 £m
Trade payables	9,893.0	10,308.3
Deferred income	1,212.1	1,312.7
Payments due to vendors (earnout agreements)	180.7	277.5
Liabilities in respect of put option agreements with vendors	38.6	51.0
Fair value of derivatives	3.5	4.1
Other creditors and accruals	2,913.2	3,056.8
	14,241.1	15,010.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2017 £m	2016 £m
Payments due to vendors (earnout agreements)	450.0	699.0
Liabilities in respect of put option agreements with vendors	219.5	246.0
Fair value of derivatives	3.3	1.8
Other creditors and accruals	320.0	327.0
	992.8	1,273.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising contingent consideration and the directors' best estimates of future earnout-related obligations:

	2017 £m	2016 £m
Within one year	180.7	277.5
Between one and two years	128.3	220.1
Between two and three years	144.1	170.2
Between three and four years	58.3	176.6
Between four and five years	103.1	122.4
Over five years	16.2	9.7
	630.7	976.5

	2017 £m	2016 £m
At beginning of year	976.5	581.3
Earnouts paid (note 11)	(199.1)	(92.3)
New acquisitions	163.7	359.5
Revision of estimates taken to goodwill (note 12)	(60.7)	28.4
Revaluation of payments due to vendors (note 6)	(208.6)	11.6
Exchange adjustments	(41.1)	88.0
At end of year	630.7	976.5

As of 31 December 2017, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil to £228 million (2016: £nil to £453 million) and £nil to £1,910 million (2016: £nil to £2,108 million), respectively. The decrease in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements that have completed and payments made on active arrangements during the year and exchange adjustments, partially offset by earnout arrangements related to new acquisitions.

20. Bank overdrafts, bonds and bank loans
Amounts falling due within one year:

	2017 £m	2016 £m
Bank overdrafts	393.2	534.3
Corporate bonds and bank loans	230.9	468.2
	624.1	1,002.5

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2017 £m	2016 £m
Corporate bonds and bank loans	6,250.4	5,564.9

The Group estimates that the fair value of corporate bonds is £5,816.5 million at 31 December 2017 (2016: £6,101.4 million). The fair values of the corporate bonds are based on quoted market prices. The Group considers that the carrying amount of bank loans of £993.4 million (2016: £272.1 million) approximates their fair value.

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2017 £m	2016 £m
Within one year	**624.1**	1,002.5
Between one and two years	**727.6**	208.0
Between two and three years	**421.0**	717.2
Between three and four years	**1,384.2**	195.7
Between four and five years	**356.6**	660.9
Over five years	**3,361.0**	3,783.1
	6,874.5	6,567.4

21. Provisions for liabilities and charges

The movements in 2017 and 2016 were as follows:

	Property £m	Other £m	Total £m
1 January 2016	52.7	130.9	183.6
Charged to the income statement	5.8	14.5	20.3
Acquisitions[1]	11.1	3.9	15.0
Utilised	(14.7)	(18.1)	(32.8)
Released to the income statement	(2.9)	(3.7)	(6.6)
Transfers	(1.6)	14.6	13.0
Exchange adjustments	8.1	27.3	35.4
31 December 2016	58.5	169.4	227.9
Charged to the income statement	4.1	16.9	21.0
Acquisitions[1]	4.0	22.8	26.8
Utilised	(6.0)	(21.4)	(27.4)
Released to the income statement	(5.5)	(5.9)	(11.4)
Transfers	0.1	7.1	7.2
Exchange adjustments	(2.6)	(12.5)	(15.1)
31 December 2017	**52.6**	**176.4**	**229.0**

Note

[1] Acquisitions include £21.9 million (2016: £3.4 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for vacant space, sub-let losses and other property-related liabilities. Also included are other provisions, such as certain long-term employee benefits and legal claims, where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2017 £m	2016 £m	2015 £m
Share-based payments (note 5)	**105.0**	106.5	99.0

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2017, there was £156.0 million (2016: £175.9 million) of total unrecognised compensation cost related to the Group's restricted stock plans. That cost is expected to be recognised over an average period of one to two years.

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant current schemes are as follows:

Leadership Equity Acquisition Plan III (LEAP III)

Under LEAP III, the most senior executives of the Group, including certain Executive Directors, commit WPP shares ('investment shares') in order to have the opportunity to earn additional WPP shares ('matching shares'). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Shareholder Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The 2012 LEAP III plan vested in March 2017 at a match of 5.0 shares for each investment share, the maximum match possible. The last LEAP III award was granted in 2012 and no further awards will be made following the introduction of the EPSP.

Executive Performance Share Plan (EPSP)

The first grant of restricted stock under the EPSP was made in 2013. This scheme is intended to reward and incentivise the most senior executives of the Group and has effectively replaced LEAP III. The performance period is five complete financial years, commencing with the financial year in which the award is granted. The vest date will usually be in the March following the end of the five-year performance period. Vesting is conditional on continued employment throughout the vesting period.

There are three performance criteria, each constituting one-third of the vesting value, and each measured over this five-year period:
(i) TSR against a comparator group of companies. Threshold performance (equating to ranking in the 50th percentile of the comparator group) will result in 20% vesting of the part of the award dependent on TSR. The maximum vest of 100% will arise if performance ranks in the 90th percentile, with a sliding scale of vesting for performance between threshold and maximum.
(ii) Headline diluted earnings per share. Threshold performance (7% compound annual growth) will again result in a 20% vest. Maximum performance of 14% compound annual growth will give rise to a 100% vest, with a sliding vesting scale for performance between threshold and maximum.
(iii) Return on equity (ROE). Average annual ROE defined as headline diluted EPS divided by the balance sheet value per share of share owners' equity. Threshold performance ranges between 10-14% average annual ROE and maximum performance ranges between 14-18%, with a sliding scale in between. Threshold again gives rise to a 20% vest, 100% for maximum, with a sliding scale in between.

Performance Share Awards (PSA)

Grants of restricted stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group

This scheme provides annual grants of restricted stock to 1,800 key executives of the Group. Vesting is conditional on continued employment over the three-year vesting period.

Valuation methodology

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 26, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/non-market conditions

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. LEAP III and EPSP schemes are subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo Model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2017 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2017 number m
LEAP III[1]	0.8	4.0	–	(4.8)	–
Executive Performance Share Plan (EPSP)	8.0	2.0	(0.9)	–	9.1
Performance Share Awards (PSA)	1.2	1.2	(0.2)	(0.3)	1.9
Leaders, Partners and High Potential Group	6.4	3.1	(0.7)	(2.0)	6.8

Weighted average fair value (pence per share):					
LEAP III[1]	860p	860p	–	860p	–
Executive Performance Share Plan (EPSP)	1,373p	1,309p	1,286p	–	1,368p
Performance Share Awards (PSA)	1,596p	1,681p	1,648p	1,504p	1,659p
Leaders, Partners and High Potential Group	1,534p	1,250p	1,518p	1,214p	1,502p

Note

[1] The number of shares granted represents the matched shares awarded on vest date for the 2012 LEAP III plan which vested in March 2017. The actual number of shares that vest for each LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2017 was £114.8 million (2016: £116.8 million, 2015: £111.7 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2017 £m	2016 £m	2015 £m
Defined contribution plans	175.9	153.5	135.0
Defined benefit plans charge to operating profit	16.1	24.6	25.0
Pension costs (note 5)	192.0	178.1	160.0
Net interest expense on pension plans (note 6)	6.3	6.7	7.3
	198.3	184.8	167.3

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2017.

The Group's policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2017 amounted to £68.2 million (2016: £43.7 million, 2015: £70.9 million). Employer contributions and benefit payments in 2018 are expected to be approximately £70 million.

(a) Assumptions

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2017 % pa	2016 % pa	2015 % pa	2014 % pa
UK				
Discount rate[1]	2.4	2.5	3.7	3.4
Rate of increase in salaries[2]	n/a	3.5	3.1	3.1
Rate of increase in pensions in payment	4.1	4.1	3.9	3.9
Inflation	2.7	2.8	2.4	2.4
North America				
Discount rate[1]	3.5	3.8	4.0	3.7
Rate of increase in salaries	3.1	3.1	3.0	3.0
Inflation	4.0	4.0	2.5	2.5
Western Continental Europe				
Discount rate[1]	1.9	1.7	2.5	2.1
Rate of increase in salaries	1.9	2.0	2.3	2.2
Rate of increase in pensions in payment	1.2	1.3	1.6	2.0
Inflation	1.7	1.7	2.0	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe				
Discount rate[1]	4.2	4.2	4.2	4.2
Rate of increase in salaries	5.5	5.9	5.8	6.1
Inflation	4.0	4.0	4.0	3.9

Note

[1] Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds.

[2] The salary assumptions are no longer applicable to the UK as the plans were frozen in 2017. Active participants will not accrue additional benefits for future services under these plans.

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. The Group is invested in high-quality corporate and government bonds which share similar risk characteristics and are of equivalent currency and term to the plan liabilities. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset class risk.

Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

At 31 December 2017, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	22.4	22.1	23.4	20.8	19.6
– current pensioners (at age 65) – female	24.0	23.6	24.4	24.0	24.8
– future pensioners (current age 45) – male	23.8	23.7	25.0	23.1	19.6
– future pensioners (current age 45) – female	25.7	25.2	26.2	26.2	24.8

Note

[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2016 were 22.8 years and 24.5 years for male and female current pensioners (at age 65) respectively, and 24.7 years and 26.5 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution of the timing of benefit payments for the next 10 years. The duration corresponds to the weighted average length of the underlying cash flows.

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	**12.5**	**9.2**	**14.5**	**15.7**	**8.7**
Expected benefit payments over the next 10 years (£m)					
Benefits expected to be paid within 12 months	65.2	35.9	17.8	8.8	2.7
Benefits expected to be paid in 2019	61.8	33.4	17.4	8.5	2.5
Benefits expected to be paid in 2020	61.2	32.5	17.8	8.5	2.4
Benefits expected to be paid in 2021	62.3	32.0	18.4	8.9	3.0
Benefits expected to be paid in 2022	61.3	31.0	18.4	9.1	2.8
Benefits expected to be paid in the next five years	302.2	132.8	96.3	51.7	21.4

Note

[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit pension liability in its entirety, the measurement of which is driven by a number of factors including, in addition to the assumptions below, the fair value of plan assets.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant so that interdependencies between the assumptions are excluded. The methodology applied is consistent with that used to determine the recognised defined benefit obligation. The sensitivity analysis for inflation is not shown as it is an underlying assumption to build the pension and salary increase assumptions. Changing the inflation assumption on its own without changing the salary or pension assumptions will not result in a significant change in pension liabilities.

Sensitivity analysis of significant actuarial assumptions	Increase/(decrease) in benefit obligation 2017 £m	2016 £m
Discount rate		
Increase by 25 basis points		
UK	**(13.1)**	(13.3)
North America	**(9.9)**	(10.9)
Western Continental Europe	**(9.2)**	(10.1)
Other[1]	**(0.6)**	(0.6)
Decrease by 25 basis points		
UK	**13.8**	14.1
North America	**10.2**	11.2
Western Continental Europe	**9.8**	10.6
Other[1]	**0.6**	0.6
Rate of increase in salaries		
Increase by 25 basis points		
UK	**–**	0.2
North America	**0.1**	–
Western Continental Europe	**1.5**	1.4
Other[1]	**0.6**	0.6
Decrease by 25 basis points		
UK	**–**	(0.2)
North America	**(0.1)**	–
Western Continental Europe	**(1.5)**	(1.4)
Other[1]	**(0.6)**	(0.6)
Rate of increase in pensions in payment		
Increase by 25 basis points		
UK	**2.4**	2.3
Western Continental Europe	**6.2**	6.8
Decrease by 25 basis points		
UK	**(1.9)**	(2.3)
Western Continental Europe	**(5.8)**	(6.4)
Life expectancy		
Increase in longevity by one additional year		
UK	**16.9**	17.7
North America	**6.0**	6.2
Western Continental Europe	**7.0**	7.4
Other[1]	**–**	–

Note
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2017 £m	%	2016 £m	%	2015 £m	%
Equities	**124.6**	**13.4**	161.9	17.3	132.5	16.3
Bonds	**520.0**	**55.9**	566.0	60.6	479.5	58.9
Insured annuities	**178.5**	**19.2**	63.5	6.8	60.5	7.4
Property	**1.3**	**0.1**	1.6	0.2	1.5	0.2
Cash	**9.9**	**1.1**	44.9	4.8	65.1	8.0
Other	**95.7**	**10.3**	96.3	10.3	75.1	9.2
Total fair value of assets	**930.0**	**100.0**	934.2	100.0	814.2	100.0
Present value of liabilities	**(1,135.4)**		(1,209.8)		(1,039.9)	
Deficit in the plans	**(205.4)**		(275.6)		(225.7)	
Irrecoverable surplus	**(0.9)**		(0.9)		(3.6)	
Net liability[1]	**(206.3)**		(276.5)		(229.3)	
Plans in surplus	**43.9**		28.0		31.4	
Plans in deficit	**(250.2)**		(304.5)		(260.7)	

Note
[1] The related deferred tax asset is discussed in note 15.

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

Surplus/(deficit) in plans by region	2017 £m	2016 £m	2015 £m
UK	**31.5**	20.0	30.9
North America	**(89.2)**	(133.8)	(123.4)
Western Continental Europe	**(107.7)**	(116.9)	(97.4)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(40.0)**	(44.9)	(35.8)
Deficit in the plans	**(205.4)**	(275.6)	(225.7)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2017 Surplus/ (deficit) £m	2017 Present value of liabilities £m	2016 Surplus/ (deficit) £m	2016 Present value of liabilities £m	2015 Surplus/ (deficit) £m	2015 Present value of liabilities £m
Funded plans by region						
UK	31.5	(387.5)	20.0	(406.4)	30.9	(352.6)
North America	(21.4)	(385.4)	(56.0)	(420.4)	(45.5)	(364.5)
Western Continental Europe	(37.9)	(173.3)	(48.9)	(180.9)	(42.3)	(143.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(4.2)	(15.8)	(5.8)	(17.2)	(4.9)	(15.0)
Deficit/ liabilities in the funded plans	(32.0)	(962.0)	(90.7)	(1,024.9)	(61.8)	(876.0)
Unfunded plans by region						
UK	–	–	–	–	–	–
North America	(67.8)	(67.8)	(77.8)	(77.8)	(77.9)	(77.9)
Western Continental Europe	(69.8)	(69.8)	(68.0)	(68.0)	(55.1)	(55.1)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(35.8)	(35.8)	(39.1)	(39.1)	(30.9)	(30.9)
Deficit/ liabilities in the unfunded plans	(173.4)	(173.4)	(184.9)	(184.9)	(163.9)	(163.9)
Deficit/ liabilities in the plans	(205.4)	(1,135.4)	(275.6)	(1,209.8)	(225.7)	(1,039.9)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2017 £m	2016 £m	2015 £m
Service cost[1]	13.0	22.4	23.0
Administrative expenses	3.1	2.2	2.0
Charge to operating profit	16.1	24.6	25.0
Net interest expense on pension plans	6.3	6.7	7.3
Charge to profit before taxation for defined benefit plans	22.4	31.3	32.3
Return on plan assets (excluding interest income)	13.4	66.3	(31.7)
Changes in demographic assumptions underlying the present value of the plan liabilities	12.7	6.7	13.8
Changes in financial assumptions underlying the present value of the plan liabilities	(17.0)	(92.6)	55.4
Experience gain/(loss) arising on the plan liabilities	7.9	1.0	(1.3)
Change in irrecoverable surplus	–	2.7	(2.7)
Actuarial gain/(loss) recognised in OCI	17.0	(15.9)	33.5

Note
[1] Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2017 £m	2016 £m	2015 £m
Plan liabilities at beginning of year	**1,209.8**	1,039.9	1,144.8
Service cost[1]	**13.0**	22.4	23.0
Interest cost	**32.9**	37.2	34.6
Actuarial (gain)/loss			
Effect of changes in demographic assumptions	**(12.7)**	(6.7)	(13.8)
Effect of changes in financial assumptions	**17.0**	92.6	(55.4)
Effect of experience adjustments	**(7.9)**	(1.0)	1.3
Benefits paid	**(79.7)**	(92.4)	(112.6)
(Gain)/loss due to exchange rate movements	**(36.4)**	124.2	13.4
Settlement payments	**(1.2)**	(4.8)	–
Other[2]	**0.6**	(1.6)	4.6
Plan liabilities at end of year	**1,135.4**	1,209.8	1,039.9

Notes
[1] Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
[2] Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2017 £m	2016 £m	2015 £m
Fair value of plan assets at beginning of year	**934.2**	814.2	849.5
Interest income on plan assets	**26.6**	30.5	27.3
Return on plan assets (excluding interest income)	**13.4**	66.3	(31.7)
Employer contributions	**68.2**	43.7	70.9
Benefits paid	**(79.7)**	(92.4)	(112.6)
(Loss)/gain due to exchange rate movements	**(28.7)**	78.8	12.4
Settlement payments	**(1.2)**	(4.8)	–
Administrative expenses	**(3.1)**	(2.2)	(2.0)
Other[1]	**0.3**	0.1	0.4
Fair value of plan assets at end of year	**930.0**	934.2	814.2
Actual return on plan assets	**40.0**	96.8	(4.4)

Note
[1] Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

24. Risk management policies

Foreign currency risk

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or 'functional') currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pounds sterling and euros. The Group's borrowings at 31 December 2017 were primarily made up of $3.931 million, £600 million and €3,202 million (2016: $2,862 million, £1,000 million and €2,952 million). The Group's average gross debt during the course of 2017 was $3,741 million, £1,242 million and €3,108 million (2016: $3,182 million, £781 million and €3,132 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures arising from its operations. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

Interest rate risk

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 39.4% of the year-end US dollar debt is at fixed rates averaging 4.62% for an average period of 199 months; 60.6% of the year end US dollar debt is at floating rates averaging 3.19% for an average period of 29 months; 100% of the sterling debt is at a fixed rate of 4.04% for an average period of 245 months; 92.2% of the euro debt is at fixed rates averaging 1.85% for an average period of 80 months and 7.8% of the euro debt is at floating rates averaging 0% for an average of 29 months.

Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group's future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2017, the Group has access to £7.7 billion of committed facilities with maturity dates spread over the years 2018 to 2046 as illustrated below:

	£m	2018 £m	2019 £m	2020 £m	2021 £m	2022+ £m
£ bonds £400m (2.875% '46)	400.0					400.0
US bond $500m (5.625% '43)	369.7					369.7
US bond $300m (5.125% '42)	221.8					221.8
Eurobonds €600m (1.625% '30)	533.3					533.3
Eurobonds €750m (2.25% '26)	666.7					666.7
US bond $750m (3.75% '24)	554.6					554.6
Eurobonds €750m (3.0% '23)	666.7					666.7
US bond $500m (3.625% '22)	369.7					369.7
US bond $812m (4.75% '21)	600.7				600.7	
Bank revolver ($2,500m)	1,848.6				1,848.6	
£ bonds £200m (6.375% '20)	200.0			200.0		
Eurobonds €250m (3m EURIBOR +0.32% '20)	222.2			222.2		
Eurobonds €600m (0.75% '19)	533.3		533.3			
Bank revolver (A$520m)	300.4		300.4			
Eurobonds €252m (0.43% '18)	224.0	224.0				
Total committed facilities available	7,711.7	224.0	833.7	422.2	2,449.3	3,782.5
Drawn down facilities	6,547.9	224.0	729.1	422.2	1,390.1	3,782.5
Undrawn committed credit facilities	1,163.8					
Drawn down facilities	6,547.9					
Cash and cash equivalents (note 11)	(1,998.2)					
Other adjustments	(66.6)					
Net debt	4,483.1					

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury activities
Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

Capital risk management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 26 and 27.

Credit risk
The Group's principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group's maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group's credit risk is primarily attributable to its trade receivables. The majority of the Group's trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group's debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2017.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group's clients will continue to utilise the Group's services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's prospects, business, financial condition and results of operations.

Sensitivity analysis

The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group's financial instruments. The analysis assumes that all hedges are highly effective.

Currency risk

At 31 December 2017, the Group's major foreign currency denominated borrowings are held in individual entities with the same financial reporting currencies as borrowings. Therefore a weakening or strengthening of sterling against the Group's major currencies would not result in any gains or losses being posted directly to equity and there would be no profit before tax impact.

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2017 would increase profit before tax by approximately £0.2 million (2016: £4.5 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group's variable rate cash and borrowings.

25. Financial instruments

Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group's investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets.

The Group designates its foreign currency-denominated debt as hedging instruments against the currency risk associated with the translation of its foreign operations.

During 2017, the Group held no currency derivatives designated as hedges.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £177.7 million (2016: £122.0 million). The Group estimates the fair value of these contracts to be a net liability of £2.5 million (2016: net asset of £0.1 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with a nominal value of $500 million have fixed interest receipts of 3.63% until September 2022 and have floating interest payments averaging LIBOR plus 1.52%. Contracts with a nominal value of $812 million have fixed interest receipts of 4.75% until November 2021 and have floating rate payments averaging LIBOR plus 2.34%.

The fair value of interest rate swaps entered into at 31 December 2017 is estimated to be a net liability of £1.2 million (2016: net asset of £17.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £2.1 million (2016: £20.0 million) assets included in trade and other receivables and £3.3 million (2016: £3.0 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £2.8 million (2016: loss of £5.2 million, 2015: loss of £6.8 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £9.9 million loss on hedging instruments and a £12.7 million gain on hedged items.

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2017						
Other investments	–	–	–	1,153.5	–	1,153.5
Cash and short-term deposits	–	–	2,391.4	–	–	2,391.4
Bank overdrafts, bonds and bank loans	–	–	–	–	(624.1)	(624.1)
Bonds and bank loans	–	–	–	–	(6,250.4)	(6,250.4)
Trade and other receivables: amounts falling due within one year	–	–	8,328.4	–	–	8,328.4
Trade and other receivables: amounts falling due after more than one year	–	–	61.7	–	–	61.7
Trade and other payables: amounts falling due within one year	–	–	–	–	(9,970.5)	(9,970.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(8.5)	(8.5)
Derivative assets	2.1	1.0	–	–	–	3.1
Derivative liabilities	(3.3)	(3.5)	–	–	–	(6.8)
Payments due to vendors (earnout agreements) (note 19)	–	(630.7)	–	–	–	(630.7)
Liabilities in respect of put options	–	(258.1)	–	–	–	(258.1)
	(1.2)	**(891.3)**	**10,781.5**	**1,153.5**	**(16,853.5)**	**(5,811.0)**

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2016						
Other investments	–	–	–	1,310.3	–	1,310.3
Cash and short-term deposits	–	–	2,436.9	–	–	2,436.9
Bank overdrafts, bonds and bank loans	–	–	–	–	(1,002.5)	(1,002.5)
Bonds and bank loans	–	–	–	–	(5,564.9)	(5,564.9)
Trade and other receivables: amounts falling due within one year	–	–	8,468.8	–	–	8,468.8
Trade and other receivables: amounts falling due after more than one year	–	–	89.9	–	–	89.9
Trade and other payables: amounts falling due within one year	–	–	–	–	(10,398.9)	(10,398.9)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(8.4)	(8.4)
Derivative assets	20.0	3.0	–	–	–	23.0
Derivative liabilities	(3.0)	(2.9)	–	–	–	(5.9)
Payments due to vendors (earnout agreements) (note 19)	–	(976.5)	–	–	–	(976.5)
Liabilities in respect of put options	–	(297.0)	–	–	–	(297.0)
	17.0	**(1,273.4)**	**10,995.6**	**1,310.3**	**(16,974.7)**	**(5,925.2)**

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 £m	Level 2 £m	Level 3 £m
2017			
Derivatives in designated hedge relationships			
Derivative assets	–	2.1	–
Derivative liabilities	–	(3.3)	–
Held for trading			
Derivative assets	–	1.0	–
Derivative liabilities	–	(3.5)	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(630.7)
Liabilities in respect of put options	–	–	(258.1)
Available for sale			
Other investments	333.2	–	820.3

	Level 1 £m	Level 2 £m	Level 3 £m
2016			
Derivatives in designated hedge relationships			
Derivative assets	–	20.0	–
Derivative liabilities	–	(3.0)	–
Held for trading			
Derivative assets	–	3.0	–
Derivative liabilities	–	(2.9)	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(976.5)
Liabilities in respect of put options	–	–	(297.0)
Available for sale			
Other investments	429.3	–	881.0

Reconciliation of level 3 fair value measurements[1]:

	Liabilities in respect of put options £m	Other investments £m
1 January 2016	(234.4)	847.3
Losses recognised in the income statement	(17.2)	(1.6)
Losses recognised in other comprehensive income	–	(105.6)
Exchange adjustments	(47.4)	112.9
Additions	(42.9)	105.7
Disposals	–	(3.4)
Reclassifications from other investments to interests in associates	–	(74.3)
Settlements	44.9	–
31 December 2016	(297.0)	881.0
Gains/(losses) recognised in the income statement	52.5	(13.8)
Gains recognised in other comprehensive income	–	15.1
Exchange adjustments	7.5	(70.9)
Additions	(40.5)	67.7
Disposals	–	(1.7)
Cancellations	2.9	–
Reclassifications from other investments to interests in associates	–	(57.1)
Settlements	16.5	–
31 December 2017	**(258.1)**	**820.3**

Note

[1] The reconciliation of payments due to vendors (earnout agreements) is presented in note 19.

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources.

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors' estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2017, the weighted average growth rate in estimating future financial performance was 25.0% (2016: 25.0%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2017 was 1.8% (2016: 1.5%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.9 million (2016: £13.4 million) and £9.3 million (2016: £17.9 million), respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £11.2 million (2016: £16.0 million) and £11.4 million (2016: £16.4 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. The sensitivity to changes in unobservable inputs is specific to each individual investment.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised		
1 January 2016	1,750,000,000	175.0
31 December 2016	1,750,000,000	175.0
31 December 2017	**1,750,000,000**	**175.0**
Issued and fully paid		
1 January 2016	1,329,366,024	132.9
Exercise of share options	2,514,706	0.3
31 December 2016	1,331,880,730	133.2
Exercise of share options	630,822	0.1
31 December 2017	**1,332,511,552**	**133.3**

Company's own shares

The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan ('ESOP') trusts of shares in WPP plc for the purpose of funding certain of the Group's share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 92 to 105.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2017 was 14,232,910 (2016: 13,857,706), and £190.9 million (2016: £251.7 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2017 was 62,578,938 (2016: 51,026,358) and £839.2 million (2016: £926.6 million) respectively.

Share options

WPP Executive Share Option Scheme

As at 31 December 2017, unexercised options over ordinary shares of 6,741 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,696	8.333	2015-2022
3,045	10.595	2016-2023

WPP Worldwide Share Ownership Program

As at 31 December 2017, unexercised options over ordinary shares of 3,603,430 and unexercised options over ADRs of 554,464 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
2,125	4.819	2011-2018
35,550	5.483	2012-2019
20,500	5.483	2013-2019
1,125	5.608	2012-2019
500	5.917	2011-2018
15,275	6.028	2011-2018
6,125	6.268	2014-2018
116,525	6.268	2014-2021
48,250	6.268	2015-2021
74,500	7.113	2013-2020
32,500	7.113	2014-2020
3,000	7.543	2014-2020
272,579	8.458	2015-2022
67,625	13.145	2017-2021
2,178,454	13.145	2017-2024
5,125	13.145	2018-2024
703,172	13.505	2016-2023
20,500	13.505	2017-2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
14,850	44.560	2012-2019
34,705	49.230	2014-2021
22,840	56.560	2013-2020
6,550	59.500	2011-2018
53,719	67.490	2015-2022
229,842	102.670	2017-2024
191,958	110.760	2016-2023

WPP Share Option Plan 2015

As at 31 December 2017, unexercised options over ordinary shares of 9,394,600 and unexercised options over ADRs of 1,041,670 have been granted under the WPP Share Option Plan 2015 as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
20,500	13.085	2020-2024
3,767,125	13.085	2020-2027
93,250	15.150	2018-2022
2,489,900	15.150	2018-2025
6,500	15.150	2019-2025
17,250	17.055	2019-2023
3,000,075	17.055	2019-2026

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
430,760	88.260	2020-2027
343,560	105.490	2020-2026
267,350	115.940	2018-2025

The aggregate status of the WPP Share Option Plans during 2017 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2017	Granted	Exercised	Lapsed	Outstanding 31 December 2017	Exercisable 31 December 2017
WPP	8,851	–	(2,110)	–	6,741	6,741
WWOP	7,809,917	–	(620,387)	(813,780)	6,375,750	6,370,625
WSOP	10,273,450	5,960,775	(8,325)	(1,622,950)	14,602,950	–
	18,092,218	5,960,775	(630,822)	(2,436,730)	20,985,441	6,377,366

Weighted-average exercise price for options over

	1 January 2017	Granted	Exercised	Lapsed	Outstanding 31 December 2017	Exercisable 31 December 2017
Ordinary shares (£)						
WPP	9.355	–	–	–	9.355	9.355
WWOP	12.059	–	10.428	12.592	12.195	12.194
WSOP	16.192	13.085	–	16.244	14.929	–
ADRs ($)						
WPP	59.170	–	59.170	–	–	–
WWOP	93.131	–	57.808	98.281	94.752	94.752
WSOP	109.998	88.260	–	109.612	101.047	–

Options over ordinary shares
Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
4.819 – 17.055	14.169	99

Options over ADRs
Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
44.560 – 115.940	98.860	96

As at 31 December 2017 there was £9.0 million (2016: £9.9 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2016: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2017	2016	2015
Fair value of UK options (shares)	112.0p	135.0p	144.0p
Fair value of US options (ADRs)	$9.40	$9.94	$11.34
Weighted average assumptions:			
UK Risk-free interest rate	0.57%	0.44%	1.04%
US Risk-free interest rate	2.05%	1.60%	1.45%
Expected life (months)	48	48	48
Expected volatility	17%	16%	17%
Dividend yield	2.9%	2.8%	2.8%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2017 was £15.86 (2016: £16.45, 2015: £14.74) and the average ADR price for the same period was $101.86 (2016: $111.20, 2015: $112.88).

Expected volatility is sourced from external market data and represents the historic volatility in the Group's share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans
In 2015, the Group introduced the Share Option Plan 2015 to replace both the 'all-employee' Worldwide Share Ownership Plan and the discretionary Executive Stock Option Plan. Two kinds of options over ordinary shares can be granted, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions.

The Worldwide Share Ownership Program was open for participation to employees with at least two years' employment in the Group. It was not available to those participating in other share-based incentive programs or to Executive Directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company Executive Directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Shareholder Return) and EPS (Earnings Per Share) objectives, as well as continued employment. The terms of these stock options are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

The Group grants stock options with a life of 10 years, including the vesting period.

27. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2016	2.7	(225.2)	364.4	(151.6)	(9.7)
Exchange adjustments on foreign currency net investments	–	–	–	1,309.9	1,309.9
Loss on revaluation of available for sale investments	–	–	(93.1)	–	(93.1)
Recognition and remeasurement of financial instruments	–	(21.9)	–	–	(21.9)
31 December 2016	2.7	(247.1)	271.3	1,158.3	1,185.2
Exchange adjustments on foreign currency net investments	–	–	–	(445.5)	(445.5)
Gain on revaluation of available for sale investments	–	–	32.1	–	32.1
Recognition and remeasurement of financial instruments	–	(10.1)	–	–	(10.1)
31 December 2017	2.7	(257.2)	303.4	712.8	761.7

28. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations. IFRS 3 requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3.

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	0.8	79.0	79.8
Property, plant and equipment	5.5	–	5.5
Cash	28.9	–	28.9
Trade receivables due within one year	74.4	–	74.4
Other current assets	20.1	–	20.1
Total assets	**129.7**	**79.0**	**208.7**
Current liabilities	(76.0)	–	(76.0)
Trade and other payables due after one year	(10.2)	(20.5)	(30.7)
Deferred tax liabilities	–	(16.8)	(16.8)
Provisions	(0.1)	(4.8)	(4.9)
Total liabilities	**(86.3)**	**(42.1)**	**(128.4)**
Net assets	**43.4**	**36.9**	**80.3**
Non-controlling interests			(13.9)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(5.7)
Goodwill			314.3
Consideration			375.0
Consideration satisfied by:			
Cash			213.7
Payments due to vendors			161.3

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £63.9 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2017 and the date the financial statements have been authorised for issue.

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

	Country of incorporation
Grey Global Group LLC	US
J. Walter Thompson Company LLC	US
GroupM Worldwide LLC	US
The Ogilvy Group LLC	US
Young & Rubicam LLC	US
TNS Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

31. Reconciliation to non-GAAP measures of performance

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs[1] for the year ended 31 December 2017:

	2017 £m	2016 £m	2015 £m
Revenue	15,265.4	14,388.9	12,235.2
Media pass-through costs	(1,350.0)	(1,223.2)	(999.7)
Data collection pass-through costs	(633.7)	(661.0)	(647.2)
Other pass-through costs	(142.1)	(106.9)	(64.0)
Revenue less pass-through costs[1]	13,139.6	12,397.8	10,524.3

Note

[1] Previously referred to as net sales.

The Group's Media Investment Management sub-sector is increasingly buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. In addition, the Data Investment Management sector, which forms a significant part of the Group's revenue and in which none of the Group's direct competitors are present, includes pass-through costs, principally for data collection. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of profit before interest and taxation to headline PBIT:

	2017 £m	2016 £m	2015 £m
Profit before interest and taxation	**2,021.7**	2,112.9	1,679.0
Amortisation and impairment of acquired intangible assets	**195.1**	168.4	140.1
Goodwill impairment	**27.1**	27.0	15.1
Gains on disposal of investments and subsidiaries	**(129.0)**	(44.3)	(131.0)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	**0.3**	(232.4)	(165.0)
Investment write-downs	**95.9**	86.1	78.7
Restructuring costs	**56.8**	27.4	106.2
IT asset write-downs	**–**	–	29.1
Share of exceptional (gains)/losses of associates	**(0.8)**	15.2	21.8
Headline PBIT	**2,267.1**	2,160.3	1,774.0
Finance income	**95.2**	80.4	72.4
Finance costs	**(269.8)**	(254.5)	(224.1)
	(174.6)	(174.1)	(151.7)
Interest cover on headline PBIT	**13.0 times**	12.4 times	11.7 times

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Calculation of headline EBITDA:

	2017 £m	2016 £m	2015 £m
Headline PBIT (as above)	**2,267.1**	2,160.3	1,774.0
Depreciation of property, plant and equipment	**230.7**	220.8	194.7
Amortisation of other intangible assets	**36.3**	38.6	33.7
Headline EBITDA	**2,534.1**	2,419.7	2,002.4

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2017 £m	2016 £m	2015 £m
Profit before taxation	**2,109.3**	1,890.5	1,492.6
Amortisation and impairment of acquired intangible assets	195.1	168.4	140.1
Goodwill impairment	27.1	27.0	15.1
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)	(131.0)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)	(165.0)
Investment write-downs	95.9	86.1	78.7
Restructuring costs	56.8	27.4	106.2
IT asset write-downs	–	–	29.1
Share of exceptional (gains)/losses of associates	(0.8)	15.2	21.8
Revaluation of financial instruments	(262.2)	48.3	34.7
Headline PBT	**2,092.5**	1,986.2	1,622.3
Headline tax charge	(460.3)	(417.2)	(308.3)
Non-controlling interests	(95.7)	(101.5)	(84.9)
Headline earnings	**1,536.5**	1,467.5	1,229.1
Ordinary dividends paid	751.5	616.5	545.8
Dividend cover on headline earnings	**2.0 times**	2.4 times	2.3 times

Headline PBT headline earnings are metrics that management use to assess the performance of the business.

Revenue less pass-through costs[1] margin before and after share of results of associates:

	Margin %	2017 £m	Margin %	2016 £m	Margin %	2015 £m
Revenue less pass-through costs[1]		**13,139.6**		12,397.8		10,524.3
Headline PBIT	**17.3%**	**2,267.1**	17.4%	2,160.3	16.9%	1,774.0
Share of results of associates (excluding exceptional gains/losses)		(112.7)		(65.0)		(68.8)
Headline operating profit	**16.4%**	**2,154.4**	16.9%	2,095.3	16.2%	1,705.2

Note
1 Previously referred to as net sales.

Reconciliation of free cash flow:

	2017 £m	2016 £m	2015 £m
Cash generated by operations	**1,938.9**	2,283.3	1,734.3
Plus:			
Interest received	76.9	73.9	61.3
Investment income	16.8	12.5	4.9
Dividends from associates	46.8	60.4	72.6
Share option proceeds	6.4	27.2	27.6
Proceeds on disposal of property, plant and equipment	8.0	7.7	13.4
Movement in other receivables, payables and provisions	270.6	269.6	2.5
Movements in trade working capital	261.2	(118.3)	161.6
Less:			
Interest and similar charges paid	(246.6)	(242.1)	(212.0)
Purchases of property, plant and equipment	(288.9)	(252.1)	(210.3)
Purchases of other intangible assets (including capitalised computer software)	(37.3)	(33.0)	(36.1)
Corporation and overseas tax paid	(424.7)	(414.2)	(301.2)
Dividends paid to non-controlling interests in subsidiary undertakings	(87.8)	(89.6)	(55.2)
Free cash flow	**1,540.3**	1,585.3	1,263.4

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company's funds available for acquisition related payments, dividends to share owners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

Constant currency and pro forma ('like-for-like')
These consolidated financial statements are presented in pounds sterling. However, the Company's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Company's performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Further details of the constant currency and pro forma methods are given in the glossary on pages 171 and 172.

An illustration of the breakdown of 2017 revenue growth is given on page 15.

Company profit and loss account

For the year ended 31 December 2017

	Notes	2017 £m	2016 £m
Turnover		–	–
Operating income		14.1	13.8
Operating profit		14.1	13.8
Interest payable and similar charges	33	(99.3)	(102.5)
Revaluation of financial instruments		0.6	(8.6)
Loss on ordinary activities before taxation		(84.6)	(97.3)
Taxation on loss on ordinary activities	34	–	–
Loss for the year		(84.6)	(97.3)

Note
The accompanying notes form an integral part of this profit and loss account.

All results are derived from continuing activities.

There are no recognised gains or losses in either year, other than those shown above, and accordingly no statement of comprehensive income has been prepared.

Company balance sheet

As at 31 December 2017

	Notes	2017 £m	2016 £m
Fixed assets			
Investments	35	**13,075.3**	12,970.3
		13,075.3	12,970.3
Current assets			
Debtors due within one year	36	**1,661.7**	1,640.2
Cash at bank and in hand		**–**	13.7
		1,661.7	1,653.9
Current liabilities			
Creditors: amounts falling due within one year	37	**(5,452.9)**	(4,322.0)
Net current liabilities		**(3,791.2)**	(2,668.1)
Total assets less current liabilities		**9,284.1**	10,302.2
Creditors: amounts falling due after more than one year	38	**(1,359.6)**	(1,363.4)
Net assets		**7,924.5**	8,938.8
Capital and reserves			
Called-up share capital		**133.3**	133.2
Share premium account		**568.5**	562.2
Other reserves	39	**(10.0)**	(10.0)
Capital redemption reserve		**2.7**	2.7
Own shares		**(944.1)**	(766.7)
Profit and loss account		**8,174.1**	9,017.4
Equity share owners' funds		**7,924.5**	8,938.8

Note
The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 24 April 2018.

Roberto Quarta   **Paul Richardson**
Executive Chairman   **Group Finance Director**

Registered Company Number: 111714

Company statement of changes in equity

For the year ended 31 December 2017

	Ordinary share capital £m	Share premium £m	Translation reserves £m	Capital redemption reserve £m	Own shares £m	Profit and loss account £m	Total equity share owners' funds £m
Balance at 1 January 2016	132.9	535.3	(10.0)	2.7	(496.1)	9,620.0	9,784.8
Ordinary shares issued	0.3	26.9	–	–	–	–	27.2
Treasury share additions	–	–	–	–	(274.5)	–	(274.5)
Treasury share allocations	–	–	–	–	3.9	(3.9)	–
Loss for the year	–	–	–	–	–	(97.3)	(97.3)
Dividends paid	–	–	–	–	–	(616.5)	(616.5)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	106.5	106.5
Share purchases – close period adjustments	–	–	–	–	–	8.6	8.6
Balance at 31 December 2016	133.2	562.2	(10.0)	2.7	(766.7)	9,017.4	8,938.8
Ordinary shares issued	0.1	6.3	–	–	–	–	6.4
Treasury share additions	–	–	–	–	(289.6)	–	(289.6)
Treasury share allocations	–	–	–	–	112.2	(112.2)	–
Loss for the year	–	–	–	–	–	(84.6)	(84.6)
Dividends paid	–	–	–	–	–	(751.5)	(751.5)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	105.0	105.0
Balance at 31 December 2017	**133.3**	**568.5**	**(10.0)**	**2.7**	**(944.1)**	**8,174.1**	**7,924.5**

Note

The accompanying notes form an integral part of this statement of changes in equity.

Notes to the Company financial statements

32. Accounting policies
The principal accounting policies of WPP plc (the Company) are summarised below. These accounting policies have all been applied consistently throughout the year and preceding year.

a) Basis of accounting
The separate financial statements of the Company are prepared under the historical cost convention in accordance with the Companies (Jersey) Law 1991. The company meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council.

These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework. As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share-based payment, financial instruments, capital management, presentation of a cash-flow statement and certain related party transactions.

Where required, equivalent disclosures are given in the consolidated financial statements. The financial statements are prepared on a going concern basis, further details of which are in the Directors' report on page 30.

b) Translation of foreign currency
Foreign currency transactions arising from operating activities are translated from local currency into pounds sterling at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are translated at the period-end exchange rate. Foreign currency gains or losses are credited or charged to the profit and loss account as they arise.

c) Investments
Fixed asset investments are stated at cost less provision for impairment.

d) Taxation
Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also dealt with in other comprehensive income or equity. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

e) Group and treasury share transactions
Where a parent entity grants rights to its equity instruments to employees of a subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements of the parent, IFRS 2 (share-based payment) requires the subsidiary to record an expense for such compensation with a corresponding increase recognised in equity as a contribution from the parent. Consequently, in the financial statements of the parent (WPP plc), the Company has recognised an addition to fixed asset investments of the aggregate amount of these contributions of £105.0 million in 2017 (2016: £106.5 million), with a credit to equity for the same amount.

f) Foreign currency and interest rate hedging
The Company's policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Company uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Company does not hold or issue derivative financial instruments for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

33. Interest payable and similar charges

	2017 £m	2016 £m
Interest payable on corporate bonds	**6.0**	33.7
Bank and other interest payable	**18.1**	5.4
Interest payable to subsidiary undertakings	**75.2**	63.4
	99.3	102.5

34. Taxation on loss on ordinary activities

The tax assessed for the year differs from that resulting from applying the rate of corporation tax in the UK of 19.25% (2016: 20%). The differences are explained below:

	2017 £m	2016 £m
Loss on ordinary activities before tax	**(84.6)**	(97.3)
Tax at the rate of 19.25% thereon	**16.3**	19.5
Factors affecting tax charge for the year:		
Revaluation of financial instruments	**0.1**	(1.7)
Group relief not paid for	**(8.7)**	–
Unrecognised losses carried forward	**(7.7)**	(17.8)
Tax charge for the year	**–**	–

35. Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Subsidiary undertakings £m
1 January 2017	12,970.3
Additions	105.0
31 December 2017	**13,075.3**

Fixed asset investments primarily represent 100% of the issued share capital of WPP Jubilee Limited, a company incorporated in Great Britain. Fixed asset investments were purchased in a share-for-share exchange. At 31 December 2017 cost and net book value were the same. Details of indirect subsidiaries are given in note 29.

36. Debtors: amounts falling due within one year

The following are included in debtors falling due within one year:

	2017 £m	2016 £m
Amounts owed by subsidiary undertakings	**1,661.4**	1,628.7
Fair value of derivatives	**–**	10.3
Other debtors	**0.3**	1.2
	1,661.7	1,640.2

37. Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2017 £m	2016 £m
Bank overdrafts	**2,627.7**	1,238.7
Corporate bonds	**–**	403.1
Amounts due to subsidiary undertakings	**2,808.3**	2,659.2
Interest payable on corporate bonds and bank overdrafts	**2.5**	18.0
Other creditors and accruals	**14.4**	3.0
	5,452.9	4,322.0

38. Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	2017 £m	2016 £m
Amounts due to subsidiary undertakings	**1,359.6**	1,363.4

Total borrowings are repayable as follows:

	2017 £m	2016 £m
Within one year	**5,452.9**	4,322.0
Between one and five years	**673.7**	656.1
Over five years	**685.9**	707.3
	6,812.5	5,685.4

39. Equity share owners' funds

Other reserves at 31 December 2017 comprises a translation reserve of £10.0 million (2016: £10.0 million).

At 31 December 2017 the Company's distributable reserves amounted to £7,647.4 million (2016: £8,595.7 million). Further details of the Company's share capital are shown in note 26.

Independent auditors' report to the members of WPP plc

Report on the audit of the financial statements

Opinion

In our opinion:
- the financial statements give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2017 and of the Group's and the Parent Company's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB);
- the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including FRS 101 "Reduced Disclosure Framework"; and
- the financial statements have been properly prepared in accordance with the Companies (Jersey) Law 1991.

We have audited the financial statements of WPP plc (the 'Parent Company') and its subsidiaries (the 'Group') which comprise:
- the accounting policies;
- the consolidated income statement (excluding the US Dollar information);
- the consolidated statement of comprehensive income;
- the consolidated cash flow statement;
- the consolidated balance sheet;
- the consolidated statement of changes in equity;
- the Parent Company profit and loss account, balance sheet and statement of changes in equity; and
- the related notes 1 to 39.

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and IFRSs as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the Parent Company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the Group and the Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (FRC's) Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We confirm that the non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the Parent company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were: • Revenue recognition – accounting for media volume income • Goodwill • Taxation reserves The key audit matters are the same as the prior year.
Materiality	The materiality that we used for the Group financial statements was £105.5 million which was determined on the basis of 5% of pre-tax profit.
Scoping	Those entities subject to audit provide coverage of 78% of the Group's consolidated revenue (2016: 81%) and 83% of the Group's consolidated operating profit (2016: 84%); achieved through a combination of direct testing and specified audit procedures (including substantive analytical review procedures) performed by the Group auditor and/or component auditors across the world.
Significant changes in our approach	There have been no significant changes in our approach compared with the prior year.

Conclusions relating to going concern, principal risks and viability statement

Going concern

We have reviewed the Strategic report to share owners on page 30 about whether the directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements and their identification of any material uncertainties to the Group's and Company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements.

We are required to state whether we have anything material to add or draw attention to in relation to that statement required by Listing Rule 9.8.6R(3) and report if the statement is materially inconsistent with our knowledge obtained in the audit.

We confirm that we have nothing material to report, add or draw attention to in respect of these matters.

Principal risks and viability statement

Based solely on reading the Strategic report to share owners and considering whether the directors' statements were consistent with the knowledge we obtained in the course of the audit, including the knowledge obtained in the evaluation of the directors' assessment of the Group's and the Company's ability to continue as a going concern, we are required to state whether we have anything material to add or draw attention to in relation to:

- the disclosures on pages 25-29 that describe the principal risks and explain how they are being managed or mitigated;
- the directors' confirmation on page 25 that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity; or
- the directors' explanation on page 30 as to how they have assessed the prospects of the Group, over what

period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We are also required to report whether the directors' statement relating to the prospects of the Group required by Listing Rule 9.8.6R(3) is materially inconsistent with our knowledge obtained in the audit.

We confirm that we have nothing material to report, add or draw attention to in respect of these matters.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit, and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter description	How the scope of our audit responded to the key audit matter	Key observations
Revenue recognition – accounting for media volume income Assessing the timing of recognition and valuation of media volume income earned from media owners is an area of complexity and judgement due to the need for management to determine at what point persuasive evidence of agreement with the media owner exists and to interpret the variety of language used in the underlying contractual terms with media owners. Given the degree of judgement and complexity involved, we also determined that there was a potential for fraud through possible manipulation of this balance. Assessing the valuation of media volume income is also an area of complexity with regards to whether the media volume income is required to be passed back to the client and on what basis to calculate such passback. Given the complexity and judgement involved the timing of recognition and the valuation of media income are considered to be key audit matters. Refer to page 87 (Review of the Audit Committee), page 116 (accounting policy) and page 128 (financial disclosures).	We have: • Checked that management could demonstrate that persuasive evidence exists in respect of the arrangement with the media owner at the time media volume income is recorded, and viewed this evidence on a sample basis. • Challenged the timing of recognition and valuation of media volume income earned from media owners by understanding the rationale for income recognised in the current year in respect of media investment activity in prior periods and verifying the accounting for arrangements that are non-coterminous with the Group's year end. • Assessed management's interpretation of contractual terms with media owners and clients in determining the valuation of media volume income and determined whether consistent judgement has been applied year on year. • Assessed the ageing of balance sheet provisions for the pass back of media volume income to clients and challenged management where brought forward provisions had been released. • Analysed and understood the trend of media volume income recognised against prior year activity.	The results of our testing were satisfactory. We consider the timing and valuation of media volume income recognised in the year to be reasonable.

Key audit matter description	How the scope of our audit responded to the key audit matter	Key observations
Goodwill Given the magnitude of the goodwill balance and the continued economic uncertainty in certain regions, it is important to ensure that the goodwill impairment review is approached in a robust manner to identify potential impairments, where necessary. Determining whether the carrying value of goodwill is recoverable requires management to make significant estimates concerning the estimated future cash flows and associated discount rates and growth rates based on management's view of future business prospects, including revenue growth and operating margin. The Group is highly acquisitive. As such, given the magnitude of the goodwill balance (2017: £12,952.9 million, 2016: £13,214.3 million), and the relative sensitivity to certain inputs to the impairment testing process, in particular the discount rate, the valuation of goodwill is considered a key audit matter. Refer to page 87 (Review of the Audit Committee), page 114 (accounting policy) and page 137 (financial disclosures).	We have: • Assessed the key assumptions used in the impairment model for goodwill, including specifically the operating cash flow projections, discount rates, and long term growth rates. • Compared these assumptions to externally derived data (where applicable) as well as forming our own assessment. • Our internal fair value specialists assisted in computing an independent assessment of the discount rates used and assessing the methodology used in preparing the impairment testing model. • Tested the integrity and mathematical accuracy of the impairment model. • Considered the sensitivity of the impairment testing model to changes in key assumptions. We also considered the adequacy of the Group's disclosures in respect of its goodwill impairment testing and whether disclosures about the sensitivity of the outcome of the impairment assessment to reasonably possible changes in key assumptions properly reflected the risks inherent in such assumptions.	The results of our testing were satisfactory and we concur that the assumptions used in the impairment model, including the discount rate, and level of goodwill impairment booked in the year are appropriate.
Taxation reserves There is uncertainty in respect of resolving matters with tax authorities around the world. The highly disaggregated nature of the Group coupled with its acquisitive nature means that there are a number of different tax jurisdictions in which the Group could be liable to pay tax, making potential tax exposures a key audit matter. Therefore assessing the Group's exposure to significant tax risks and the level of provisions recognised is an area of judgement. Refer to page 87 (Review of the Audit Committee), page 117 (accounting policy) and page 132 (financial disclosures).	We have: • Discussed and considered all significant taxation exposures with Group management including their tax specialists. • Together with our internal taxation specialists we challenged the estimates and judgements made by management when calculating the income tax payable in each territory and the associated provisions held. We reviewed correspondence with taxation authorities in significant locations where available, as well as reviewing the support or opinions received from external counsel and other advisors where management has utilised such opinions to make assumptions on the level of taxation payable.	The results of our testing were satisfactory. There were no material exceptions noted when corroborating management's judgement to the correspondence and support reviewed for those significant tax reserves.

Our application of materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.



Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Company financial statements
Materiality	£105.5 million (2016: £94.5 million)	£42.2 million (2016: £47.3 million)
Basis for determining materiality	5% of profit before tax (2016: 5% of profit before tax)	The basis of materiality is share owner's equity, taking into account the Group materiality. The materiality used is less than 1% of share owner's equity.
Rationale for the benchmark applied	We have determined that the critical benchmark for the Group was pre-tax profit because we consider this measure to be what the share owners believe to be a key performance indicator for the Group. We also considered this measure to be suitable having compared to another benchmark: our materiality is approximately 1% of equity (2016: below 1%). Materiality is higher than for the year ended 31 December 2016 primarily as a result of higher pre-tax profit achieved in 2017.	Given the nature of the Company as a parent company, we consider share owner's equity to be the most appropriate basis for materiality. We have, however, capped the materiality at 40% of Group Materiality.

We agreed with the Audit Committee that we would separately report to the Committee all audit differences in excess of £1.5 million (2016: £1.0 million) for the Group, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

An overview of the scope of our audit

As a result of the highly disaggregated nature of the Group, with operations in 112 countries and more than 3,000 offices among more than 150 companies within the Group, a significant portion of audit planning time is spent so that the scope of our work is appropriate to address the Group's identified risks of material misstatement. In selecting the components that are in scope each year, we refresh and update our understanding of the Group and its environment, including obtaining an understanding of the Group's system of internal controls, and assessing the risks of material misstatement at the Group level, in order to check that the units selected provide an appropriate basis on which to undertake audit work to address the identified risks of material misstatement. Such audit work represents a combination of procedures, all of which are designed to target the Group's identified risks of material misstatement in the most effective manner possible. Those entities subject to audit provide for coverage of 78% of the Group's consolidated revenue (2016: 81%) and 83% of the Group's consolidated operating profit (2016: 84%) achieved through a combination of direct testing and specified audit procedures (including substantive analytical review procedures) performed by the Group auditor and/or component auditors across the world. Our audit work at the components is executed at levels of materiality appropriate for such components, which in all instances are capped at 50% of Group materiality. In order to support our conclusion that there were no significant risks of material misstatement of the aggregated financial information of the remaining components not subject to audit, we tested the consolidation process and carried out analytical procedures at the parent entity level using our bespoke data analytics tool.

How we work closely with component auditors

The Group audit team plans its visits to component auditors based on a carefully designed programme, which considers a variety of factors including size of entity and number of significant risks; this programme is put in place to check that appropriate oversight and guidance is provided to the component auditors through a combination of:
- upfront team briefings to all component teams;
- site visits;
- central review of documentation; and
- risk assessment discussions and detailed workpaper reviews.

These are designed so that the Senior Statutory Auditor or a senior member of the Group audit team visits all key locations across the Group on regular basis. In addition we assess the competence of our component auditors.

In years when we do not visit a key location we will:
- include the component audit partner in our team briefing;
- discuss their risk assessment; and
- review documentation of the findings from their work.

We also hold quarterly meetings with management at a regional and global level in order to update our understanding of the Group and its environment on an on-going basis.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

In this context, matters that we are specifically required to report to you as uncorrected material misstatements of the other information include where we conclude that:

- Fair, balanced and understandable – the statement given by the directors that they consider the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for share owners to assess the Group's position and performance, business model and strategy, is materially inconsistent with our knowledge obtained in the audit; or
- Audit Committee reporting – the section describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee; or
- Directors' statement of compliance with the UK Corporate Governance Code – the parts of the directors' statement required under the Listing Rules relating to the company's compliance with the UK Corporate Governance Code containing provisions specified for review by the auditor in accordance with Listing Rule 9.8.10R(2) do not properly disclose a departure from a relevant provision of the UK Corporate Governance Code.

We have nothing to report in respect of these matters.

Responsibilities of directors

As explained more fully in the Statement of directors' responsibilities in respect of the preparation of financial statements, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and/or those further matters we have expressly agreed to report to them on in our engagement letter and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Report on other legal and regulatory requirements

Opinions on other matters prescribed by our engagement letter

In our opinion the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the provision of the UK Companies Act 2006 as if that Act had applied to the Company.

In our opinion, based on the work undertaken in the course of the audit:
- the information given in the Strategic Report and the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the Strategic Report and the Directors' Report have been prepared in accordance with applicable legal requirements that apply to UK companies.

In the light of the knowledge and understanding of the Group and of the Parent Company and their environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic Report or the Directors' Report.

Matters on which we are required to report by exception

Adequacy of explanations received and accounting records

Under the Companies (Jersey) Law 1991 we are required to report to you if, in our opinion:
- we have not received all the information and explanations we require for our audit; or
- proper accounting records have not been kept by the Parent Company, or proper returns adequate for our audit have not been received from branches not visited by us; or
- the Parent Company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Directors' remuneration

Under our engagement letter we are required to report if in our opinion certain disclosures of directors' remuneration that would be required by the UK Companies Act 2006 have not been made or the part of the Compensation Committee Report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Other matters

Auditor tenure

The period of total uninterrupted engagement including previous renewals and reappointments of the firm is 16 years, having been appointed by the Company at the AGM, following the recommendation of the Audit Committee in 2002 and covering the years ending 2002 to 2017.

Consistency of the audit report with the additional report to the Audit Committee

Our audit opinion is consistent with the additional report to the Audit Committee we are required to provide in accordance with ISAs (UK).

Richard Muschamp
for and on behalf of Deloitte LLP
Recognised Auditor
London, United Kingdom
24 April 2018

Five-year summary

	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Income statement					
Billings[1]	**55,562.7**	55,245.2	47,631.9	46,186.3	46,209.3
Revenue	**15,265.4**	14,388.9	12,235.2	11,528.9	11,019.4
Revenue less pass-through costs[1]	**13,139.6**	12,397.8	10,524.3	10,064.8	10,076.1
Operating profit	**1,908.2**	2,063.1	1,632.0	1,507.3	1,410.3
Headline EBITDA[2]	**2,534.1**	2,419.7	2,002.4	1,909.5	1,896.3
Headline PBIT[2]	**2,267.1**	2,160.3	1,774.0	1,680.6	1,661.6
Profit before taxation	**2,109.3**	1,890.5	1,492.6	1,451.9	1,295.8
Headline PBT[2]	**2,092.5**	1,986.2	1,622.3	1,512.6	1,458.0
Profit for the year	**1,912.3**	1,501.6	1,245.1	1,151.5	1,012.1
Revenue less pass-through costs[1] margin[2]	**17.3%**	17.4%	16.9%	16.7%	16.5%
Balance sheet					
Non-current assets	**18,506.0**	19,125.3	15,373.8	14,107.3	13,225.3
Net current liabilities	**(351.8)**	(1,322.2)	(840.1)	(521.4)	(384.6)
Net assets	**9,962.0**	9,767.6	8,015.8	7,826.8	7,846.5
Net debt	**(4,483.1)**	(4,130.5)	(3,210.8)	(2,275.4)	(2,240.4)
Average net debt	**(5,142.7)**	(4,340.5)	(3,562.3)	(3,000.8)	(2,988.7)

	2017	2016	2015	2014	2013
Our people					
Revenue per employee (£000)	**113.6**	108.5	97.9	95.0	94.1
Revenue less pass-through costs[1] per employee (£000)	**97.7**	93.5	84.2	82.9	86.0
Staff cost per employee (£000)	**61.9**	58.7	53.3	53.1	55.3
Average headcount	**134,428**	132,657	124,930	121,397	117,115
Share information					
Headline[3] – basic earnings per share	**121.8p**	114.8p	95.4p	86.9p	84.1p
– diluted earnings per share	**120.4p**	113.2p	93.6p	84.9p	80.8p
Reported – basic earnings per share	**144.0p**	109.6p	90.0p	82.4p	72.4p
– diluted earnings per share	**142.4p**	108.0p	88.4p	80.5p	69.6p
Dividends per share[4]	**60.0p**	56.60p	44.69p	38.20p	34.21p
Dividend payout ratio on headline diluted earnings per share	**50%**	50%	48%	45%	42%
Share price – high	**1,921.0p**	1,850.0p	1,611.0p	1,383.0p	1,383.0p
– low	**1,253.0p**	1,338.0p	1,304.0p	1,117.0p	905.5p
Market capitalisation at year-end (£m)	**17,029.8**	23,260.3	20,236.9	17,831.3	18,612.5

Notes

1 Billings and revenue less pass-through costs are defined on pages 171 and 172. Revenue less pass-through costs were previously referred to as net sales.

2 The calculation of 'headline' measures of performance (including headline EBITDA, headline PBIT, revenue less pass-through costs margin and headline PBT) is set out in note 31 of the financial statements.

3 Headline earnings per share for 2017, 2016 and 2015 is set out in note 9 of the financial statements.

4 Dividends per share represents the dividends declared in respect of each year.

The information on this page is unaudited.

Financial glossary

Term used in Annual Report	US equivalent or brief description
Allotted	Issued
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Average net debt and net debt	Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet
Billings	Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned
Called-up share capital	Ordinary shares, issued and fully paid
Constant currency	The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2017 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which exclude any variances attributable to foreign exchange rate movements
ESOP	Employee share ownership plan
Estimated net new billings	Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' marketing budgets, which may not necessarily result in actual billings of the same amount
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Free cash flow	Free cash flow is calculated as headline operating profit before non-cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets
Freehold	Ownership with absolute rights in perpetuity
General and administrative costs	General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group
Headline earnings	Headline PBT less headline tax charge and non-controlling interests
Headline EBITDA	Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, IT asset write-downs, share of exceptional losses/gains of associates, depreciation of property, plant and equipment, losses/gains on remeasurement of equity interests arising from a change in scope of ownership and Group restructuring costs
Headline operating profit	PBIT excluding share of results of associates before investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, gains/losses on remeasurement of equity interest on acquisition of controlling interest, IT asset write-downs and Group restructuring costs
Headline tax charge	Taxation excluding tax/deferred tax relating to gains on disposal of investments and subsidiaries, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items, the tax impact of the 2017 US tax reform and tax charge/credit relating to restructuring costs

Term used in Annual Report	US equivalent or brief description
Headline PBIT	Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
Headline PBT	Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
IFRS/IAS	International Financial Reporting Standard/International Accounting Standard
LIBOR	The London inter-bank offered rate
OCI	Consolidated statement of comprehensive income
Operating margin	Headline PBIT as a percentage of revenue less pass-through costs
Pass-through costs	Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs
Profit	Income
Profit attributable to equity holders of the parent	Net income
Pro forma ('like-for-like')	Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably
Revenue less pass-through costs/revenue less pass-through costs margin	Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Revenue less pass-through costs was previously referred to as net sales. This is a change in terminology only and has not resulted in any change in calculation of the measure. Revenue less pass-through costs margin is calculated as headline PBIT (defined above) as a percentage of revenue less pass-through costs
Sarbanes-Oxley Act	An Act passed in the US to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
UK Corporate Governance Code	The UK Corporate Governance Code published by the Financial Reporting Council dated April 2016

Where to find us

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Group information

If you would like further general information about WPP, its companies or any of the programs or initiatives mentioned in this Annual Report, please visit our website, wpp.com, or email: enquiries@wpp.com

Business development

For more about WPP companies' professional services, please contact:
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Contact points

Investor relations
Paul Richardson
Group Finance Director
Tel +1 (212) 632 2200
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Fran Butera
Investor Relations Director
Tel +1 (212) 632 2235
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Europe & Asia
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Investor information
Investor relations material and our financial statements are available online at **wpp.com/investor**.

Corporate communications and media relations

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Group Communications Director
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chris.wade@wpp.com

North America
Kevin McCormack
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kevin.mccormack@wpp.com

Asia Pacific
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EMEA
Niken Wresniwiro
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Sustainability
Andrea Harris
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Our artist

Colourist Christopher Corr is a prolific illustrator whose effervescent primitif paintings, expressed in his signature electric colours, capture the imagination.

He studied graphic design at Manchester Polytechnic where he was awarded the Leverhulme Travelling Scholarship to the US. On return he completed a masters at the Royal College of Art in London, collecting the RCA Drawing Prize along the way. Describing himself as an "aggressive optimist", his work captures urban life and landscapes from around the world, influenced by his extensive travels – from Peru to India, Madagascar to the US, Europe and beyond.

His work is regularly exhibited and has appeared on postage stamps, in children's books, on posters, in animations and in corporate commissions.



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